


10016199

DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司

(Stock Code 股份代號：1037)


082-04402
RECEIVED
ARIS
3-31-10

2009-2010

Annual Report 年報

董事
劉得還*(總裁)*
陳婉薇*(副總裁)*
尹楚輝
麥漢佳
畢滌凡*
蔡毓藩*
廖毅榮*
* *獨立非執行董事*

DIRECTORS
LAU Tak Wan *(President)*
CHAN Yuen Mei, Pinky *(Vice-president)*
WAN Chor Fai
MAK Hon Kai, Stanly
Barry John BUTTIFANT*
Choi Yuk Fan*
Liu Ngai Wing*
* *independent non-executive directors*

公司秘書
文惠存

COMPANY SECRETARY
MAN Wai Chuen

主要往來銀行
香港上海滙豐銀行有限公司
中信嘉華銀行
渣打銀行(香港)有限公司
中國銀行(香港)有限公司

PRINCIPAL BANKERS
The Hong Kong and Shanghai Banking Corporation Limited
CITIC Ka Wah Bank Limited
Standard Chartered Bank (HK) Limited
Bank of China (Hong Kong) Limited

核數師
羅兵咸永道會計師事務所
香港執業會計師

AUDITOR
PricewaterhouseCoopers
Certified Public Accountants

本公司之法律顧問
麥堅時律師行

LEGAL ADVISERS TO THE COMPANY
Baker & Mckenzie

百慕達法之法律顧問
Appleby Spurling Hunter

LEGAL ADVISERS ON BERMUDA LAW
Appleby Spurling Hunter

註冊辦事處
Canon's Court, 22 Victoria Street
Hamilton HM12, Bermuda

REGISTERED OFFICE
Canon's Court, 22 Victoria Street
Hamilton HM12, Bermuda

總辦事處及主要營業地點
香港九龍觀塘成業街16號
怡生工業中心G座11字樓

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS
11th Floor, Block G, East Sun Industrial Centre
16 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong

主要股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
11 Rosebank Centre, Bermudiana Road
Hamilton, Bermuda

PRINCIPAL REGISTRAR
Butterfield Fund Services (Bermuda) Limited
11 Rosebank Centre, Bermudiana Road
Hamilton, Bermuda

香港股份過戶登記處
卓佳雅柏勤有限公司
香港灣仔皇后大道東28號
金鐘匯中心26樓

REGISTRAR IN HONG KONG
Tricor Abacus Limited
26/F., Tesbury Centre,
28 Queen's Road East, Wanchai, Hong Kong

美國證券託存收據處
The Bank of New York Company Inc.
101 Barclay Street, New York
N.Y. 10286 U.S.A.

ADR DEPOSITARY
The Bank of New York Company Inc.
101 Barclay Street, New York
N.Y. 10286 U.S.A.

股份代號-1037

STOCK CODE-1037



在河源市高新技術開發區裡的台和工業園 *Daiwa Industrial Complex in Heyuan Hi-Tech Development Zone*

本人謹代表台和商事控股有限公司(本公司)及其附屬公司(統稱為本集團)向各股東提呈截至二零一零年三月三十一日止年度全年業績。

本人藉此感謝各員工對本集團之貢獻，使本集團平穩渡過艱辛的一年。

業績及股息

截至二零一零年三月三十一日止年度，本集團營業額錄得十六億二千八百萬港元(二零零九年：十五億四千二百萬港元)，比去年財政年度增加百分之六；由於特殊庫存撥備包含在本年度銷售成本內，毛利額較正常水平為低。本年度毛利額錄得一億一千六百萬港元(二零零九年：一億四千三百五十萬港元)，比去年財政年度減少百分之十九。但是，如撇除特殊庫存撥備，毛利額比去年財政年度減少百分之三，即一億三千九百六十萬港元。本年度在作出特殊庫存撥備前毛利額倒退，主要由於製造業務方面的營業額及利潤減少所致。由於歐美市場持續收縮及國內小型廠商之激烈競爭，集團將在製造業務當中停產部份低利潤產品，相關生產線因停止營運及退貨而需就庫存及其他相關生產資產(主要為模具及機器)作出撥備，總額為三千七百八十萬港元。此撥備金額令本公司權益持有人之應佔溢利由原來的溢利變為三千一百六十萬港元虧損(二零零九年：七百一十萬港元溢利)。集團作出此等特殊撥備前，截至二零一零年三月三十一日止之年度經營溢利為一千五百五十萬港元(二零零九年：一千七百三十萬港元)。此外，在截至二零零九年三月三十一日止去年同期內，出售物業及金融工具錄得一千八百二十萬港元收益，並無在二零一零年三月三十一日止年度再度發生。當計及此因素，集團之經營溢利可視為按年增加一千六百四十萬港元。

On behalf of the Board of Directors, I would like to present to shareholders the annual results of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 March 2010.

I am taking this opportunity to express our gratitude to the Group's staff for their contributions enabling the Group to work through a difficult year.

RESULTS AND DIVIDEND



河源台和工業園內的工廠大樓
Factory Buildings in Heyuan Daiwa Industrial Complex

Turnover was reported as HK$1,628 million (2009: HK$1,542 million) for the year ended 31 March 2010, which indicates an increase of 6% from last financial year. Due to special provision for inventories included in cost of sales in the reported year, gross profit was lower than its normal level. Gross profit in the reported year was HK$116 million (2009: HK$143.5 million) representing a drop by 19%. However, if excluding such special stock provision, gross profit dropped by 3% to HK$139.6 million. The decline in gross profit before special stock provision was primarily caused by the decreased turnover and drop in profit margin in our manufacturing segment. Due to the prolonged contraction of the American and European markets with the keen competition from small local Chinese manufacturers, the Group will discontinue certain low-margin product lines in the manufacturing business segment. Provisions for inventories and other relevant production assets, mainly tooling & machineries, in respect of the discontinued product lines and goods return, aggregated to HK$37.8 million. This sum of provisions in the year under review turned the initial profitable into a loss result attributable to equity holders of the Company for HK$31.6 million (2009: HK$7.1 million profit). Before making such special provisions, the operating profit for the year ended 31 March 2010 was HK$15.5 million (2009: HK$17.3 million). Moreover, in the comparative year ended 31 March 2009, there was a sum of HK$18.2 million gains on disposal of property and on financial instruments, which did not repeat in the year ended 31 March 2010. By also taking this factor into account, the Group's operating profitability can be seen as an increase by HK$16.4 million year-on-year.

截至二零一零年三月三十一日止年度：

- 作出特殊撥備前，除利息、税項、折舊及攤銷前經營溢利為三千二百三十萬港元(二零零九年：三千五百二十萬港元)。
- 作出特殊撥備前，經營溢利(除税前溢利)為一千五百五十萬港元(二零零九年：一千七百三十萬港元)。
- 作出特殊撥備後，經營虧損為二千二百三十萬港元(二零零九年：一千七百三十萬港元經營溢利，但並無類似撥備)。

為應付集團日後發展需要，董事局不建議向股東派發末期股息。本年度，集團已宣佈及派發中期股息每普通股派0.3港仙。

For the year ended 31 March 2010:

- The earnings before interest, tax, depreciation and amortization (EBITDA) and before special provisions are HK$32.3 million (2009: HK$35.2 million).
- The operating profit (EBIT) before special provisions is HK$15.5 million (2009: HK$17.3 million).
- The operating loss after special provisions is HK$22.3 million (2009: HK$17.3 million operating profit without similar provisions).

In view of the need of the Group's future development, the Board of Directors has resolved not to recommend payment of final dividend to shareholders. During the year, the Group declared and paid an interim dividend of HK0.3 cent per ordinary share.

流動資金及財務資源

於二零一零年三月三十一日，本集團之流動資產淨值達一億六千二百三十萬港元(二零零九年：一億七千八百一十萬港元)，而股東資本為三億六千零六十萬港元(二零零九年：三億八千四百一十萬港元)。銀行貸款總額為二億三千一百萬港元，而淨資本負債比率(即借貸總額減去現金及現金等額後除以扣除少數股東權益後之股東資金)為0.18(二零零九年：0.19)。年底現金及銀行結餘增加至一億六千六百六十萬港元(二零零九年：一億二千四百六十萬港元)。

於二零一零年三月三十一日，本集團所獲之銀行信貸總額約三億四千九百萬港元，而仍可動用之信貸額為五千八百萬港元。在本年度，融資租約承擔已全數清還(二零零九年：一百一十萬港元)。本公司提供信貸擔保予多間銀行促使該等銀行借貸予本集團之附屬公司。於二零一零年三月三十一日，公司已提供之信貸擔保總額為四億四千八百萬港元。

LIQUIDITY AND FINANCIAL RESOURCES

At 31 March 2010, the Group's net current assets amounted to HK$162.3 million (2009: HK$178.1 million) and the shareholders' funds were HK$360.6 million (2009: HK$384.1 million). The total bank loan was HK$231 million and the net gearing ratio which is defined as total borrowings after netting off cash and cash equivalents, to shareholders' funds, excluding minority interests, is 0.18 (2009: 0.19). The year-end cash and bank balances increased to HK$166.6 million (2009: HK$124.6 million).

At 31 March 2010, total available banking facilities of the Group were approximately HK$349 million, of which HK$58 million was unutilized. Finance lease obligations were fully repaid during the year (2009: HK$1.1 million). The Company issued corporate guarantees to banks for granting of banking facilities to subsidiaries. At 31 March 2010, total amount of corporate guarantee committed was HK$448 million.

本集團之資產主要由股東資金、應付營業賬項及銀行借貸組成。應付營業賬項需於一年內償還，銀行借貸包括一年內償還之商業貸款及還款期多於一年之銀行定期貸款。於年結日，銀行借貸總額較上年度增加了百分之十八。

The Group's assets are mostly financed by shareholders' funds, trade payables and bank borrowings. Trade payables are repayable within one year. Bank borrowings composed of trade financing repayable within one year and term loans repayable in installments for more than one year. Total bank borrowings as at year end date increased by 18% when compared with last reported year.

借貸主要以港元為單位以減低匯兑風險。而集團之現金及現金等價物主要以港元、美元、加拿大元及人民幣為單位。本集團持續將常規之採購及銷售收支相互對應；配合這些方式，集團因而能控制及減低財務成本及匯兑風險。集團之主要貸款之利息支出均以浮動息率並跟隨香港銀行同業拆息率作計算基準。集團並無參與投機性衍生工具或進行結構性產品交易。

The borrowings are mostly denominated in Hong Kong dollars to prevent currency risk. The Group's cash and cash equivalents are mainly denominated in Hong Kong dollars, US dollars, Canadian dollars and Renminbi. The Group continuously matches the payments and receipts of foreign currency arising from routine purchases and sales. Combining these methods, the Group is able to control and minimize the financial cost and exchange risk. Most of the Group's borrowings are interest bearing at floating rates which are in reference to the Hong Kong HIBOR rate. The Group has not engaged in any speculative derivatives or structured product transactions.

為應付經銷業務部份的營業額超過百分之三十的增長，存貨水平由去年二億零五百三十萬港元增加至二億三千六百萬港元，庫存平均流轉控制於六十天內。應收營業賬項及應付營業賬項亦跟隨經銷電子元器件核心業務的增長相而應增加。

Inventory level increased to HK$236 million from HK$205.3 million of last financial year to cater for more than 30% increase in sales in the distribution business segment. Average stock turnover is controlled to less than 60 stock turnover days. The trade receivables and payables increased in line with the growth in turnover in our core business of electronic components distribution.

有賴各銀行持續支持，集團的流動資金並未因上述存貨、模具及機器撥備而受影響。

Thanks to the continuous support of our bankers, the Group's liquidity is believed not to be affected by the provisions for inventory and tooling & machineries mentioned above.

本年度，集團亦於公開市場購回26,000股普通股股份，回購價由每股0.28港元至0.30港元不等。

In the reported year, the Group repurchased 26,000 ordinary shares in the open market. The purchase prices ranged from HK$0.28 to HK$0.30 per share.

業務回顧及前景

本年度，由於國內提高最低工資、勞工短缺及人民幣升值，令勞工成本持續趨升。於製造業務方面，集團按照正常生產運作及材料規劃而備用生產所需材料，但鑑於歐美市場持續收縮及國內小型廠商之激烈競爭，集團將會在製造業務分部當中，停產部份低利潤產品及低技術產品。因此，集團決定在報告年度內，為因停止營運的相關生產線及一家聯營公司退貨就庫存、模具及機器，作出撥備三千七百八十萬港元，集團之利潤因而受到影響及錄得虧損。除了作出此等特殊撥備之外，集團去年同期出售物業及金融工具錄得一千八百二十萬港元收益，計及這兩者後，集團之經營溢利可視為按年增加一千六百四十萬港元；此乃集團嚴格執行成本管理的成效，本年度內削減了一千八百一十萬港元(或百分之十二)銷售及行政開支(不包括上述一千四百二十萬港元的撥備)。

儘管製造業務分部業績倒退，惟集團值得鼓舞的是電子元器件經銷業務錄得顯著增長。

本集團致力於以下主要業務：

— 電子元器件經銷業務；

— 電子專業合約生產服務(EMS)；

— 電子消費產品及電子元器件生產業務；及

— 個人電腦產品經銷業務。

BUSINESS REVIEW AND PROSPECT

In this reported year, the labour cost of manufacturing kept increasing due to the increase of minimum wages, labour shortage and the appreciation of Renminbi ("Rmb"). In the manufacturing segment, the Group operated in accordance with its normal production procedures and stocking plans for raw materials. Due to the prolonged contraction of the American and European markets with the keen competition from small local Chinese manufacturers, the Group will discontinue certain low-margin and low business entry barrier product lines in the manufacturing segment. Consequently, the Group decided to make provisions for inventories, tooling & machineries in the sum of HK$37.8 million in respect of the discontinued products and goods return from an associated company in the reported year. The bottom line of the Group in the reported year therefore was dragged down from profitable to loss result. Excluding these provisions and a sum of HK$18.2 million gains on disposal of property and on financial instruments in the previous comparative year, the Group's operating profitability can be seen as an increase by HK$16.4 million year-on-year. This was achieved by way of strict discipline in cost management such that the Group shaved off selling and administrative expenses (excluding the HK$14.2 million provisions) by HK$18.1 million or 12% in the reported year.

Notwithstanding consolidation in the manufacturing business segment, it was encouraging to see that business in the electronic components distribution segment recorded a robust growth.

The Group is engaged in the following major businesses, namely:

– Electronic Components Distribution;

– EMS (Contract Electronic Manufacturing Services);

– Consumer Electronics and Electronic Components Manufacturing; and

– Personal Computer Distribution.

電子元器件經銷業務

電子元器件經銷業務是集團核心業務，佔集團本年度營業額的百分之六十七。這部份核心業務繼續維持增長動力。在本年度，這部份的營業額錄得歷史新高，達到港元十億八千三百二十萬港元(二零零九年：七億九千五百一十萬港元)，較往年增長百分之三十六。毛利亦錄得九千萬港元，較往年增長百分之二十八(二零零九年：七千零二十萬港元)。

在此分部，集團擁有多個著名品牌，及包括集團自家生產之電子元器件之經銷權。主要客戶為香港及中國的廠商。產品包括二、三極管、集成電路、供電模組、MCU、MCP、中央處理器、記憶晶片及顯示屏等。此等元器件應用於移動電話、電子玩具、供電器、收音機、CD機、DVD機、電視、MP3/MP4、LED燈、手提式電子器材及擴音機。此業務更提供MCU中央處理器專業設計服務，並應用於空調機、MP4、電動單車、iPod及iPhone伸延座，及供電管理模組的主控方案等。是因為集團有計劃地開拓電源解決方案及專注於東南亞和國內的市場的移動電話製造商，這部份的業務強勁增長。

集團在經銷業務擁有大約三十年經驗。除了於香港有穩固的根基外，集團為少數現存具規模特約經銷商中，其中一間已在中國展開業務超過二十年的先導者。結合香港及國內之本地專才，集團在國內的主要城市建立了強健之銷售網絡和物流根基。深圳、上海及北京銷售辦事處在競爭對手中成績卓越。為了能更深入佔據國內市場，集團額外投放資源於經銷部份的工程及研發部，以加強為客戶提供整體生產方案；集團亦不斷引入其他著名品牌之分銷權。

集團獲得著名電子元器件供應商之分銷權；包括東芝、松下、安森美(On Semiconductor)、On Bright、Isocom、Johanson、Magnetic、COS、Chino-Excel Technology Corp (CET)、Diodes、羅姆(Rohm)、阿諾德磁材(Arnold Magnetics)、LiteOn、億光(Everlight)、AEM及Abilis Systems之授權代理。

Electronic Components Distribution

Electronic components distribution constitutes the core business of the Group accounting for 67% of the Group's turnover in the reported year. This core business has continued its growth momentum. Turnover of this segment in the reported year reached a record high to HK$1,083.2 million (2009: HK$795.1 million) representing a growth of 36% when compared with last financial year. Gross profit was HK$90 million representing a growth of 28% when compared with last year (2009: HK$70.2 million).

Business in this segment is mainly to act as authorized distributor of various renowned brand names including the Group's own manufactured electronic components. Major customers are manufacturers in Hong Kong and PRC. Products of this segment includes diodes, transistors, integrated circuits (IC), power modules, MCU, MCP, CPU, memory chips and display modules etc. Applications of these components are mobile phones, electronic toys, power supplies, radio, CD players, DVD players, TV, MP3/MP4 players, LED lamps, handheld electronic devices and amplifiers. This segment also provides professional design service for MCUs for solutions of air-conditioner, MP4 players, electrical bicycles, iPod & iPhone dockings as well as power management modules. There is strong growth in this segment because of the development in power supply solutions and focusing on customers of mobile phones manufacturer in East Asia and the domestic market of China.

The Group has about 30 years of experience in this segment. Other than the solid base in Hong Kong, the Group is one of the biggest distributors pioneer to penetrate in the PRC market for more than 20 years. The Group has built up strong sales network and good logistic foundation in major PRC cities by the joint management between Hong Kong and local Chinese elites. The performance of Shenzhen, Shanghai and Beijing sales offices were outstanding among competitors. In order to explore further business opportunities, the Group had further strengthened the engineering capability in providing total solutions to customers and will keep continue bring in new principal suppliers.

The Group has maintained an array of authorized distributorships with renowned suppliers such as Toshiba, Panasonic, On Semiconductor, On Bright, Isocom, Johanson, Magnetic, COS, Chino-Excel Technology Corp (CET), Diodes, Rohm, Arnold Magnetics, LiteOn, CET, Everlight, AEM and Abilis Systems.

深圳、上海及北京銷售辦事處繼續擔當重要角色。集團亦在肇慶、成都及夏門設有銷售辦事處。

Beijing, Shanghai and Shenzhen sales divisions kept playing an important role. The Group has also established sales office in Zhaoqing, Chengdu and Xiamen.

電子專業合約生產服務(EMS)

EMS (Contract Electronic Manufacturing Service)

集團從事生產移動電話發射站內通訊組件、有源天線、雷達部件、汽車電子組件及工業用產品底板組件等業務。集團為此業務設置高速新貼片零件裝配(SMT)生產線，具備充氮回流錫爐、自動精確印錫機。為確保生產工序的可靠性，集團已配備環保無鉛標準的器材及X光檢測儀等設備。

The Group engaged in the production of telecommunication modules in mobile phone base stations, active antennas, radar parts, electronic modules in automobiles as well as PCB assembly for industrial purpose products. The facility was equipped with high speed SMT production lines with nitrogen filled reflow furnaces, precise solder paste screen printer, etc. Process reliability could be ensured by the in-house RoHS Scanning Systems and X-Ray Inspection Machine.

本年度北美及西歐的營商環境迅速惡化。來自這些主要市場EMS的訂單縮減。本集團的EMS分部營業額亦縮減至一億五千零四十萬港元(二零零九年：二億二千三百五十萬港元)，較去年同期下降百分之三十三。在作出特殊庫存撥備前，毛利亦較去年同期下調了百分之十八，至一千八百九十萬港元(二零零九年：二千三百萬港元)。

The reported year show a rapid deterioration in business climate in North America and Western Europe. Sales orders from these major markets of our EMS business were diminished. Our EMS business was contracted to a turnover of HK$150.4 million (2009: HK$223.5 million), representing a decrease of 33%. The gross profit before special stock provision decreased by 18% to HK$18.9 million (2009: HK$23 million) when compared with last year.

集團在工程技術開發、生產過程及品質控制各環節上，作出有效及持續投資，不單已獲得主要客戶之認同及給予持續支持，客戶並且將原先給予其他生產對手的部份訂單轉移給本集團。

With effective and continuous investments in engineering of developments, manufacturing process and quality assurance, the Group has earned recognition from core customers not only by continue support of purchase orders, but also by gaining transfer of business orders from competitors.

集團開始探討和客戶共同開發產品之可行性。集團確信EMS之發展路向可使集團在眾競爭對手中脫穎而出。

The Group also started to explore the possibility of co-development of new products with customers. The Group believed that this direction of EMS production will distinguish the Group from its competitors.

電子消費產品及電子元器件生產業務

Consumer Electronics and Electronic Components Manufacturing

集團對原材料價格及勞工成本上揚，抱審慎態度，銳意減少生產低利潤產品，以免集團承受潛在性的虧損風險。

The Group was cautious on the continuous escalating raw material cost and labour cost; eliminating low profit margin products and keeping the Group from the risk of losses.

於本年度，電子消費產品及電子元器件製造業務之營業額為一億三千二百八十萬港元(二零零九年：二億一千五百二十萬港元)，較去年同期下降百分之三十八。在作出特別庫存撥備前，錄得毛利五百七十萬港元(二零零九年：二千萬港元)，較去年同期下降百分之七十二。

In the reported year, turnover of consumer electronics and electronic components manufacturing in the reporting year was HK$132.8 million (2009: HK$215.2 million) representing a drop by 38%. Gross profit before special stock provision dropped by 72% to HK$5.7 million (2009: HK$20 million).

為加強集團在來年的競爭力，集團已開發獨步及專業方案的產品，例如互聯網收音機、iPod及iPhone音響底座、附多連接介面多功能的小型音響及附特別功能的鬧鐘收音機，此等產品已吸引客戶垂詢。新發展室內無繩電話及對講機的生產線帶領集團引進新一代產品，並開始在本分部擔當重要的角色。

To equip the Group in the coming years, new models which were developed with niche solutions and professional product identities such as sound bars, iPod & iPhone dockings, multi-interface mini-compo hi-fi as well as special feature radios directed and maintained attention from direct customers. The development of new product lines in telecommunications such as cordless DECT phones and two way radios led the Group into a new era of products. The Group is starting to play a significant role in this segment.

集團對此分部增加了自動化生產，以減低勞工成本上升及緊絀勞工供應的負面影響。

The replacement of labour force by automatic machines also allowed this segment be less dependent on the negative effects from labour cost and supply.

個人電腦產品經銷業務

Personal Computer Distribution

個人電腦產品業務營業額達二億六千二百萬港元(二零零九年：三億零八百三十萬港元)，與去年同期比較減少百分之十五，而毛利亦減少百分之十六，至二千五百四十萬港元(二零零九年：三千零三十萬港元)。此分部營業額下調主要由於北美經濟衰退及環球性個人電腦產品降價。

Turnover of this segment was HK$262 million (2009: HK$308.3 million) which represented a decrease of 15% in the reported year. Gross profit decreased by 16% to HK$25.4 million (2009: HK$30.3 million). The decrease in turnover in this segment was mainly a result of the economic decline in North America and the global price reduction of personal computer products.

此分部之產品主要包括集團在北美州之個人電腦經銷業務。產品包括主機版、顯示卡、硬盆、光學儲存裝置、電腦機箱、供電器、軟件、記憶體、桌面及手提電腦、網路型筆記本電腦及電腦配件等。

Business in this segment mainly comes from distribution of personal computer products in North America. Products in this segment include motherboards, display cards, hard disk drives, optical storage device, computer cases, power supply, software, memory, desk-top computer, notebook, netbook computers and computer accessories.

為了從個人電腦系統的業務上再發展其他業務，在加拿大的附屬公司已特設專責小組推廣筆記本電腦、存儲裝置、電腦機箱及供電器，同時亦着手推銷非本集團生產的iPhone周邊產品，並且已取得大型連鎖零售商Canadian Tire的訂單。

In order to shift part of the concentration in personal computer systems, the Canada subsidiary has already established a dedicated marketing team in promoting the notebook computers, memory devices, computer cases and power supplies. The subsidiary also started to market iPhone accessories which are produced outside the Group and has already received concrete orders from mass merchants such as Canadian Tire.

業務前景

正當美國經濟漸從金融海嘯谷底回升，希臘及部分歐洲國家近期卻出現金融危機。經濟不穩導致從事製造業的廠商大量倒閉，出現局部供不應求情況。以上反映業務前景充滿機會與挑戰。

電子元器件經銷業務，為集團的核心業務，前景正面樂觀。集團經過往年於移動電話及影音應用方案的開發後，此分部已贏得新客戶的成果。國內生活水平日益提高，農村民眾對電子產品包括移動電話、手提電子器材以及汽車，均需求殷切，集團正努力開拓相關生產廠商的市場。在本年結算後首季，經銷業務持續表現良好，並同時以新供應商Abilis Systems的產品取代另一盈利欠佳的經銷產品線。使用「綠色照明」發光二極管燈泡漸趨普遍，集團亦積極推廣應用於此類產品的元器件。

歷時數載，集團成功將五個生產廠區，綜合為二個廠區，分別位於東莞及河源。為進一步集中管理資源，集團已着手將東莞生產線搬往河源，預期可大幅節省營運開支。與此同時，經濟不穩導致從事製造業的廠商數目大減，造就集團EMS及電子消費產品能成功爭取到較高價錢，不單可用以抵銷上升的開支，並同時可提高邊際利潤。

生產通訊產品方面，集團對上三年投資研發生產室內無繩電話及對講機，已開始獲客户認同，集團亦通過國際知名品牌客户就生產室內無繩電話及對講機的工廠評估。此業務新訂單的增長在來年應有理想的盈利貢獻，相信可抵銷縮減生電子消費產品的影響。

FUTURE PROSPECT

While there is recent financial crisis in Greece and certain European countries, the US economy is recovering from the trough of its financial tsunami. The crisis has caused folding of many businesses in the manufacturing industry which caused demand to be inadequately met. This shows that the future is full of opportunities and challenges.

The business outlook of the Group's core business in distribution of electronic components is positive. After the efforts in developing the solution of mobile phone and audio-visual applications in previous years, the Group has gained fruitful returns from new customers. As the rising living standard in China is creating a strong demand for electronic products in farm villages including mobile phones, handheld electronic devices and automobiles, the Group is keeping its strong penetration in manufactures of these sectors. In the first quarter after the reported year end, the Distribution Sector continued to maintain its good performance. At the same time, the Sector is going to eliminate a non-contributive distribution line and will be replaced by the new principal supplier — Abilis Systems. The Group has already started to launch the applications to the rising demand of green illuminations in LED lamps.

In the past years, the Group has successfully integrated 5 production sites into the two sites in Dongguan and Heyuan. To further concentrate management efforts and overheads, the Group has started to move its Dongguan operations to Heyuan production site and is expecting to have a sizable saving of overheads. At the same time, since the number of manufacturers in the industry was substantially reduced in the financial crisis, the Group can successfully gain better pricing both in EMS and consumer electronics products which can cover the rise of overhead with excess margins.

In the telecommunication sector, the Group has already invested in the R&D of DECT phones and two-way radios for three years and has started gaining recognition from customers. The Group has also passed factory audits of new customers of renowned international brand names in cordless DECT phone and two way radios. New orders in this sector will most probably replace the eliminated consumer electronics with satisfactory profit margins in the coming fiscal year.

視窗7系統及平板電腦iPad在推出市面後，刺激用户增添個人電腦意慾。在加拿大的附屬公司已開拓電腦及iPhone配件的新產品線，供應給在北美地區擁有數百連鎖分店的大型零售商。客户反應理想，集團預期個人電腦業務範疇及成績可更進一步。

The advent of Windows 7 and iPad has excited users to bring in new demand in personal computers. The subsidiary in Canada has developed new product line of computer and iPhone accessories selling to mass merchants with hundreds of retail stores in North America. Customers provided positive feedback and the Group expects to have further exposures and contributions adding on top of the personal computer business.

在本年度所作的大額撥備，為一次性撥備及並預期為非經常性。憑籍電子元器件經銷業務增長、生產通訊產品新增銷售及在河源廠區綜合生產線可節省營運開支，相信來年盈利能力將會轉佳。

The big provision in the reported year is more or less a one-off provision and is not expected to be recurring. With growth in electronic component distribution of new business in telecommunications as well as the effect of cost consolidation from the production site in Heyuan, the coming financial year will be a year of turnaround in the overall profitability.

員工

Employees

於二零一零年三月三十一日，本集團共聘用約三千八百名僱員(二零零九年三月三十一日：三千五百名僱員；二零零九年九月三十日：三千三百名僱員)分佈於香港、加拿大及國內。

At 31 March 2010, the Group employed a total of approximately 3,800 employees (31 March 2009: 3,500 employees; 30 September 2009: 3,300 employees) located in Hong Kong, Canada and PRC.

集團之薪酬政策乃根據市場趨勢及按個別員工工作表現及經驗而釐定。業務員之薪酬包括工資及佣金，佣金是按個人營業指標而釐定；一般僱員除薪金外，可享有年終花紅，數額視乎部門之盈利及個人表現評估。集團亦提供強積金或公積金及醫療福利給予所有香港僱員。根據本公司於二零零五年八月十八日採納之購股權計劃，集團可將購股權授予公司董事及符合要求的僱員。截至二零一零年三月三十一日，集團並沒有授予購股權。

The Group's remuneration policy is in line with the prevailing market practices and is determined on the basis of performance and experience of the individual. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered year-end discretionary bonuses, which are based on the divisional performance and individual appraisals. The Group also provides a Mandatory Provident Fund or ORSO scheme, and medical benefits to all Hong Kong employees. Pursuant to the terms and conditions of the share option scheme adopted by the Company on 18 August 2005, the Group may grant share options to directors and eligible employees. Up to 31 March 2010, no share options had been granted.

集團將投放更多資源於提供僱員在集團內部及外部的培訓；除了讓僱員出席講座外，集團繼續推薦合資格的僱員報名參加例如：ISO9000、TS16949及Six-Sigma品質管理系統之專業課程，此等培訓課程不單提供僱員事業發展，亦同時可提升集團之管理能力。

The Group is committed to devoting more resources in providing internal and external training to the employees. In addition to sending staff to participate in seminars and lectures, the Group continues recommending that qualified staff take part in professional courses such as the ISO9000, TS16949 and Six-Sigma Quality Systems. The training programs not only enhance employees' career development and professional knowledge, but also contribute to upgrading the management system of the Group.

五年財務概要

FIVE YEARS FINANCIAL SUMMARY

以下為本集團過去五個年度之合併業績、資產及負債。

The following is a summary of the consolidated results, assets and liabilities of the Group for the last five years.

		二零一零 2010 *千港元* *HK$'000*	二零零九 2009 千港元 *HK$'000*	二零零八 2008 *千港元* *HK$'000*	二零零七 2007 *千港元* *HK$'000*	二零零六 2006 *千港元* *HK$'000*
營業額	**Turnover**	**1,628,377**	1,542,134	1,911,025	1,737,449	1,540,139
股東應佔(虧損)／盈利	(Loss)/profit attributable to shareholders	**(31,630)**	7,115	6,891	10,994	12,648
資產總值	Total assets	**881,902**	745,318	810,902	773,513	685,250
負債總額	Total liabilities	**520,902**	360,747	422,258	402,077	325,833
資產淨值	Net assets	**361,000**	384,571	388,644	371,436	359,417
股本	Share capital	**30,394**	30,364	30,423	27,814	27,218
儲備	Reserves	**330,252**	353,732	357,340	342,435	330,953
股東權益	Shareholders equity	**360,646**	384,096	387,763	370,249	358,171
少數股東權益	Minority interests	**354**	475	881	1,187	1,246
權益總額	Total equity	**361,000**	384,571	388,644	371,436	359,417

五年財務概要(續) FIVE YEAR FINANCIAL SUMMARY *(continued)*

資產淨值
Net Assets

百萬港元
HK$ million


400
350
300
250
200
150
100
50
0
2006
2007
2008
2009
2010

營業額
Turnover

百萬港元
HK$ million


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2006
2007
2008
2009
2010

二零一零年度按主要業務劃分之營業額
TURNOVER BY PRINCIPAL BUSINESS SEGMENT FOR 2010


電子元器件經銷
Electronic components distribution (67%)
個人電腦產品經銷
Personal computer distribution (16%)
電子專業合約生產服務
Contract electronic manufacturing services (9%)
電子消費產品及
電子元器件生產
Consumer electronics and electronic componerts manufacturing (8%)

二零一零年度按地區劃分之營業額
TURNOVER BY GEOGRAPHICAL SEGMENT FOR 2010


其他亞洲國家
Other Asian countries (1%)
歐洲
Europe (10%)
北美洲
North America (17%)
香港
Hong Kong (59%)
中國大陸
Mainland China (13%)

		營業額 Turnover	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
電子元器件經銷	Electronic components distribution	**1,083,193**	795,098
電子專業合約生產服務	Contract electronic manufacturing services	**150,352**	223,490
電子消費產品及電子元器件生產	Consumer electronics and electronic components manufacturing	**132,812**	215,197
個人電腦產品經銷	Personal computer distribution	**262,020**	308,349
		1,628,377	1,542,134

本公司董事會(「董事會」)致力維持良好之企業管治標準及程序，以確保資料披露之完整性、透明度及質素，藉以提高股東價值。

The board of directors of the Company (the "Board") is committed to maintain good corporate governance standard and procedures to ensure the integrity, transparency and quality of disclosure in order to enhance the shareholders' value.

本公司於截至二零一零年三月三十一日止年度一直採用及遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14載列之企業管治常規守則(「守則」)之原則及所有適用守則條文，惟下述偏離事項除外。董事會將繼續檢討及提升本公司之企業管治常規及準則，確保業務活動及決策制訂過程乃以適當及審慎方式規管。

The Company has adopted the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") for the year ended 31 March 2010, save for the deviations discussed below. The Board will continuously review and improve the corporate governance practices and standards of the Company to ensure that business activities and decision making processes are regulated in a proper and prudent manner.

董事之證券交易

DIRECTORS' SECURITIES TRANSACTION

本公司已採納上市規則附錄10所載列之上市發行人董事進行證券交易之標準守則作為有關董事進行證券交易之行為守則(「標準守則」)。經向本公司所有董事作出具體查詢後，本公司董事確認彼等於截至二零一零年三月三十一日止年度內一直遵守標準守則所載之規定標準。

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding directors' securities transactions (the "Model Code"). Having made specific enquiry of all directors of the Company, the directors of the Company have confirmed that they have fully complied with the required standard as set out in the Model Code throughout the year ended 31 March 2010.

董事會

BOARD OF DIRECTORS

董事會專注於整體策略及政策，尤其關注本集團之增長及財務表現。董事會之主要功能如下：

(1) 制訂本集團之策略性方向及發展；

(2) 決定本集團主要政策、策略計劃及績效目標；

(3) 監察管理層之表現；

(4) 批准財政計劃及年度預算、重大撥款建議、主要融資及投資建議；

The Board focuses on overall strategies and policies with particular attention paid to the growth and financial performance of the Group. The principal functions of the Board are to:

(1) establish the strategic direction and development of the Group;

(2) determine the broad policies, strategic plans and performance objectives of the Group;

(3) monitor management performance;

(4) approve financial plans and annual budgets, major funding proposals, key funding and investment proposals;

董事會(續)

(5) 監察評估內部監控、風險管理、財務匯報及合規之程序；

(6) 就企業管治承擔責任。

董事會目前由四名執行董事及三名獨立非執行董事組成。

董事會每年至少舉行四次例會，議程包括批准全年及中期業績，以及檢討本集團之業務運作及內部監控系統。除此等例會外，董事會亦就批准重大或特別事項召開會議。

於本年度內，董事會共召開四次董事會會議。

本年度董事會成員、董事會會議次數及各董事之出席情況如下：

BOARD OF DIRECTORS *(continued)*

(5) oversee the processes for evaluating the adequacy of internal controls, risk management, financial reporting and compliance;

(6) assume responsibility for corporate governance.

The Board comprises four executive directors and three independent non-executive directors.

Regular Board meetings are held at least four times a year to approve annual and interim results, and to review the business operation and the internal control system of the Group. Apart from these regular meetings, Board meetings are also held to approve major or special issues.

Four Board meetings were held during the year ended 31 March 2010.

Members of the Board, number of Board meetings held and the attendance of each member during the year are set out as follows:

董事會成員	**Members of the Board**	**出席會議次數／董事會會議次數 Number of meetings attended/ Number of Board meetings held**
執行董事	**Executive directors**	
劉得還先生*(總裁)*	Mr. LAU Tak Wan *(President)*	4/4
陳婉薇女士*(副總裁)*	Ms. CHAN Yuen Mei, Pinky *(Vice-president)*	4/4
尹楚輝先生	Mr. WAN Chor Fai	4/4
麥漢佳先生	Mr. MAK Hon Kai, Stanly	4/4
獨立非執行董事	**Independent non-executive directors**	
畢滌凡先生	Mr. Barry John BUTTIFANT	4/4
蔡毓藩先生	Mr. CHOI Yuk Fan	4/4
廖毅榮先生	Mr. LIU Ngai Wing	4/4

董事會(續)

本公司已收到各獨立非執行董事之年度確認書，確認彼等符合上市規則第3.13條所載有關其獨立性之規則。本公司認為所有獨立非執行董事均屬獨立人士。

董事會已根據本公司性質及業務目標，維持適合本公司業務需要之均衡技能及經驗。董事名單及彼等之簡歷已載列於第24至26頁之董事會報告書內。

主席及行政總裁

根據守則條文第A.2.1條，主席及行政總裁之角色應予以區分，不應由同一人擔任。

劉得還先生為本公司董事會主席兼總裁。董事會認為，總裁與行政總裁之角色相同。董事會認為，現行架構為本集團提供強大兼一致的領導，並使業務得以有效率及有效能地策劃及執行。因此，董事會相信，劉得還先生繼續擔任本公司之董事會主席兼總裁符合本公司股東之最佳利益。然而，本集團將於日後適當時候檢討現有架構。

獨立非執行董事

根據守則第A.4.1條，非執行董事應有指定委任期，並可予重選；此外，根據守則第A.4.2條，每位董事(包括有指定委任期的董事)應最少每三年輪值辭任。

目前，三名獨立非執行董事的委任任期並非指定，而是根據公司章程細則條文於股東週年大會輪值辭任和重選。他們的任期將於須重選時檢討。

BOARD OF DIRECTORS *(continued)*

The Company has received from each independent non-executive directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Company considers that all of the independent non-executive directors are independent.

Given the nature and business objectives of the Company, the Board has a balance of skill and experience appropriate for the requirements of the business of the Company. List of directors and their biographical details are set out on pages 24 to 26.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Under the Code provision A.2.1, the roles of the chairman and chief executive officer should be separated and should not be performed by the same individual.

Mr. LAU Tak Wan is the Chairman of the Board and the president of the Company. In the opinion of the Board, the role of the president and the chief executive officer is the same. The Board considers that the present structure provides the Group with strong and consistent leadership and allows for efficient and effective business planning and execution. Hence, the Board believes that it is in the best interest of the shareholders of the Company that Mr. LAU Tak Wan will continue to assume the roles of the Chairman of the Board and the president of the Company. However, the Company will review the current structure as and when it becomes appropriate in the future.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Under the Code provision A.4.1, the non-executive directors should be appointed for a specific term, subject to re-election and under the Code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Currently, the three independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the bye-laws of the Company, and their appointment will be reviewed when they are due for re-election.

薪酬委員會

薪酬委員會負責向董事會提出有關本公司所有董事及高級管理層薪酬政策及結構之建議，並獲董事會授權，代表董事會釐定本公司所有執行董事及高級管理層之具體薪酬。

REMUNERATION COMMITTEE

The Remuneration Committee is responsible for making recommendations to the Board on, among other things, the Company's policy and structure for the remuneration of all directors and senior management of the Company and is delegated by the Board with the responsibility to determine on behalf of the Board the specific remuneration packages for all Executive directors and senior management of the Company.

薪酬委員會成員	Members of Remuneration Committee:	出席會議次數／委員會會議次數 No. of Meeting Attended/ No. of Meeting
獨立非執行董事	**Independent non-executive directors**	
廖毅榮先生*(主席)*	Mr. LIU Ngai Wing *(Chairman)*	1/1
蔡毓藩先生	Mr. CHOI Yuk Fan	1/1
執行董事	**Executive director**	
劉得還先生	Mr. LAU Tak Wan	1/1

審核委員會

AUDIT COMMITTEE

本公司已設立審核委員會，並書面訂立特別職權範圍。

The Audit Committee was established with a specific written terms of reference.

審核委員會負責檢討和監察本集團之財務申報過程及內部監控系統，並向董事會提供建議及意見。

The Audit Committee is responsible for reviewing and supervising the financial reporting process and internal control system of the Group and providing advice and recommendations to the Board.

審核委員會亦獲授權取得外界法律或其他獨立專業意見，及於視為必須之情況下，確保具備有關經驗之外界人士出席會議。

Audit Committee is also authorized to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

在截至二零一零年三月三十一日止本年度內，審核委員會共召開兩次審核委員會會議。

Two Audit Committee meetings were held during the year ended 31 March 2010.

本年度審核委員會成員，審核委員會會議次數，及各成員之出席情況如下：

Members of the Audit Committee, number of Audit Committee meetings held and the attendance of each member during the year are set out as follows:

審核委員會成員	Members of the Audit Committee	出席會議次數／審核委員會會議次數 Number of meetings attended/Number of Audit Committee meetings held
獨立非執行董事成員	**Members of Independent non-executive directors:**	
畢滌凡先生*(主席)*	Mr. Barry John BUTTIFANT *(Chairman)*	2/2
蔡毓藩先生	Mr. CHOI Yuk Fan	2/2
廖毅榮先生	Mr. LIU Ngai Wing	2/2

於本年度內，審核委員會履行了如下職責：

During the year, the Audit Committee has performed the following duties:

(1) 與核數師共同審閱年報及審閱未經審核之中期財務報告，並 提出建議供董事會批准；

(1) reviewed the annual financial statements with the auditor and reviewed the unaudited interim financial statements, with recommendations to the Board for approval;

(2) 審閱會計準則之變動及評估可能對本集團財務報告書產生之潛在影響；

(2) reviewed the changes in accounting standards and policies as well as assessment of potential impacts on the Group's financial statements;

審核委員會(續)

(3) 審閱本集團之內部監控系統，及商議有關事項包括財務、經營、規管的監控和風險管理等工作；

(4) 檢討有關規管及法定要求之合規事宜；

(5) 考慮及建議委任、續聘及批准外聘核數師之薪酬、聘用條款；

(6) 與外聘核數師討論有關核數之性質及範疇和申報責任；及

(7) 根據適用標準審閱及監察外聘核數師之獨立性及客觀性，以及核數程序之有效性。

提名董事

本公司並無成立提名委員會。守則所建議提名委員會之職責及職能由董事會共同履行，並無董事參與釐定其本身之委任條款，亦無獨立非執行董事參與評估其本身之獨立身份。

董事編製財務報表之責任

董事會確認彼等編製本集團財務報表之責任，並確保財務報表乃根據法例規定及適用之會計準則編製，董事會亦確保會準時刊發本集團之財務報表。

AUDIT COMMITTEE *(continued)*

(3) reviewed the Group's internal control system and discussed the relevant issues including financial, operational, compliance controls and risk management functions;

(4) reviewed the compliance issues with the regulatory and statutory requirements;

(5) considered and recommended the appointment, re-appointment and approved the remuneration and terms of engagement of external auditor;

(6) discussed with external auditor the nature and scope of the audit and reporting obligations; and

(7) reviewed and monitored external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards.

NOMINATION OF DIRECTORS

The Company did not establish a Nomination Committee. The duties and functions of the Nomination Committee recommended in the Code are performed by the Board collectively with no director being involved in fixing his/her own terms of appointment and no independent non-executive director being involved in assessing his own independence.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Board acknowledge their responsibility for the preparation of the financial statements of the Group and ensure that the financial statements are in accordance with statutory requirements and applicable accounting standards. The Board also ensure the timely publication of the financial statements of the Group.

核數師之酬金

AUDITOR'S REMUNERATION

於本年度內，本公司之核數師羅兵咸永道會計師事務所就向本集團提供下列服務分別收取之費用如下：

During the year, PricewaterhouseCoopers, the external auditor of the Company, provided the following services to the Group and their respective fees charged are set out as follows:

服務種類	Type of services	收取之費用 Fees charged *千港元* *HK$'000*
本集團之審核服務	Audit services for the Group	2,447
稅務服務	Taxation services	108
總額	Total	2,555

問責及審核

ACCOUNTABILITY AND AUDIT

董事明白彼等須負責根據法定及規管要求編制相關會計期間之本集團財務報表。董事於編制截至二零零九年九月三十日止六個月及截至二零一零年三月三十一日止年度財務報表時，已採納適當會計政策並貫徹採用該等政策。申報年度財務報表已按持續經營之基準編制。

The directors of the Company acknowledge their responsibility for the preparation of the financial statements of the Group for the relevant accounting periods in accordance with statutory and regulatory requirements. In preparing the financial statements for the six months ended 30 September 2009 and for the year ended 31 March 2010, the directors have adopted appropriate accounting policies and applied them consistently. The financial statements for the reporting year have been prepared on a going concern basis.

核數師發表其有關申報責任的聲明載列於年報中第35至36頁內。

A statement by the auditor about their reporting responsibilities is set out on pages 35 to 36 in the annual report.

內部監控

INTERNAL CONTROLS

現任董事會負責本集團之內部監控系統，並承擔管理業務風險及維護一個清晰及有效之內部監控，以保障股東投資及本集團資產，並每年與審核委員會檢討內部監控系統之成效。

The Board is responsible for the Group's system of internal controls and is committed to managing business risks and maintaining a sound and effective internal control system to safeguard the shareholders' investment and the Group's assets. The effectiveness of the internal control system was also discussed on an annual basis with the Audit Committee.

內部監控*(續)*

本集團之內部監控系統包含其政策、程序、工作連同本集團其他範疇，旨在：

(1) 容許其適當地於重大業務、營運上、財務上、法規遵守上及其他風險作出的意見，以促進營運之成效及效率及達致業務目標。此包括維護資產，免受不適當的使用或損失及詐騙，並且確保負債得以發現及處理；

(2) 確保會計記錄保存妥當以提供可靠之財務資料用於內部使用或對外滙報；及

(3) 確保遵守相關法例及規定，以及有關工作方式遵守內部政策。

內部監控制度乃為合理但非絕對地確保防範重大錯誤陳述或損失，以及旨在管理而非消除營運系統失當之風險，以達致本集團之目標。

INTERNAL CONTROLS *(continued)*

The Group's internal control system encompasses its policies, processes, tasks, and other aspects of the Group that taken together:

(1) facilitate its effective and efficient operation by allowing it to respond appropriately to significant business, operational, financial, compliance and other risks with a view of achieving business objectives. This includes the safeguarding of assets from inappropriate use or from loss and fraud and ensuring that liabilities are identified and managed;

(2) help ensure maintenance of proper accounting records for the provision of reliable financial information for internal or external reporting; and

(3) help ensure compliance with relevant legislation and regulations, and also with internal policies with respect to the conduct of business.

The internal control system is designed to provide reasonable, but not absolute, assurance of no material mis-statement or loss and to manage rather than eliminate risks of failure in operational systems and achievement of the Group's objectives.

董事會同寅謹將截至二零一零年三月三十一日止年度報告書連同經審核之財務報表呈覽。

The Directors submit their report together with the audited financial statements for the year ended 31 March 2010.

主要業務

PRINCIPAL ACTIVITIES

本公司為一間投資控股公司，其附屬公司主要從事經銷電子元器件，電子專業合約生產服務，電子消費產品及電子元器件生產業務和經銷個人電腦產品。

The Company is an investment holding company. Its subsidiaries are principally engaged in the electronic components distribution, contract electronic manufacturing services, consumer electronics and electronic components manufacturing and distribution of personal computers.

本集團於本年度之營業額及經營盈利貢獻依可呈報分部載列於財務報表附註5。

An analysis of the Group's turnover and contribution to operating profit by reportable segments for the year is set out in note 5 to the financial statements.

業績及分派

RESULTS AND APPROPRIATIONS

本集團於本年度之業績載列於第37頁之合併利潤表內。

The results of the Group for the year are set out in the consolidated income statement on page 37.

中期股息每股0.3港仙已於二零一零年一月八日宣佈派發，總額為911,000港元。董事會不建議派發二零一零年三月三十一日止年度之末期股息。

An interim dividend of HK0.3 cent per share totalling HK$911,000 was declared on 8 January 2010. The Board of Directors resolved not to recommend payment of final dividend in respect of the year ended 31 March 2010.

附屬公司

SUBSIDIARIES

於二零一零年三月三十一日，本公司之主要附屬公司詳情載列於財務報表附註20。

Particulars of the company's principal subsidiaries at 31 March 2010 are set out in note 20 to the financial statements.

物業、機器及設備

PROPERTY, PLANT AND EQUIPMENT

本集團物業、機器及設備之變動情況載列於財務報表附註18。

Movements in property, plant and equipment of the Group are set out in note 18 to the financial statements.

股本

SHARE CAPITAL

於本年度內，本公司股本之變動情況載列於財務報表附註33。

Movements in share capital of the company are set out in note 33 to the financial statements.

認股權證

WARRANTS

於本年度內，本公司認股權證之變動情況載列於財務報表附註35。

Movements in warrants of the company are set out in note 35 to the financial statements.

儲備

於本年度內，撥入儲備及自儲備撥出之重大金額及有關詳情載列於財務報表附註36。

RESERVES

The amounts and particulars of material transfers to and from reserves during the year are set out in note 36 to the financial statements.

可供分派儲備

於二零一零年三月三十一日，本公司可分派之儲備計為90,311,000港元(二零零九年：92,766,000港元)，此金額已包括繳入盈餘72,309,000港元(二零零九年：72,309,000港元)。

DISTRIBUTABLE RESERVES

At 31 March 2010, the reserves of the company available for distribution amounted to HK$90,311,000 (2009: HK$92,766,000), including contributed surplus of HK$72,309,000 (2009: HK$72,309,000).

捐款

於本年度內，本集團並無作出慈善捐款(二零零九年：170,000港元)。

DONATIONS

The Group made charitable donations of Nil (2009: HK$170,000) during the year.

優先購買權

本公司組織章程細則無優先購買權之規定，而百慕達法例亦無對優先購買權加以限制，因此本公司無需按現時股東持有股份比例售賣新股票予股東。

PRE-EMPTIVE RIGHTS

There is no provisions for pre-emptive rights under the Company's bye-laws and there was no restriction against such right under the laws in Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

五年財務概要

本集團截至二零一零年三月三十一日止前五個年度每年之合併業績、資產及負債概要載列於第11至13頁。

FIVE YEAR FINANCIAL SUMMARY

A summary of the consolidated results, assets and liabilities of the Group for each of the five years ended 31 March 2010 is set out on pages 11 to 13.

主要客戶及供應商

截至二零一零年三月三十一日止年度，本集團之五位最大客戶共佔本年度集團總營業額約為百分之二十九，而最大之客戶約佔百分之九。本集團之五位最大供應商則共佔本年度集團總採購額約百分之六十五，其中最大之供應商約佔百分之四十九。

董事、彼等之聯繫人士或任何股東(指據董事所知擁有本公司百分之五以上股本權益之股東)並無於上述之主要供應商或客戶中擁有任何權益。

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 March 2010, sales to the five largest customers of the Group in total accounted for approximately 29% of the Group's total turnover, with the largest customer accounted for about 9%. The five largest suppliers of the Group together in total accounted for approximately 65% by value of the Group's total purchases during the year, with the largest supplier accounted for about 49%.

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the company's share capital) had an interest in the major suppliers or customers noted above.

董事

本年度內及直至本報告日期之在任董事如下：

執行董事
劉得還先生*(總裁)*
陳婉薇女士*(副總裁)*
尹楚輝先生
麥漢佳先生

獨立非執行董事
畢滌凡先生
蔡毓藩先生
廖毅榮先生

蔡毓藩先生及廖毅榮先生按照本公司之公司組織章程細則第99條輪值告退，惟彼等均願膺選連任。

各董事包括獨立非執行董事獲委任後，須根據本公司組織章程細則在公司之股東週年大會上輪值告退，惟可膺選連任。

董事及高級管理人員之個人資料

執行董事

劉得還先生，現年六十歲，為本集團之創辦人兼總裁。劉先生畢業於香港浸會學院(現稱香港浸會大學)社會學系及在電子業管理及生產方面擁有超過三十年經驗。在創立本集團之前，劉先生在電子業內更擁有超過六年經營本身業務之經驗。彼負責本集團整體之企業策劃、策略發展及市場推廣工作。

陳婉薇女士，現年五十三歲，為劉得還先生之配偶。陳女士為本集團副總裁兼行政及財務董事，負責集團行政、人力資源及財務管理。彼於一九九八年加入本集團，陳女士擁有超過二十年之會計及財務管理經驗，同時擁有超過十年經營本身業務之經驗。

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Executive directors
Mr. LAU Tak Wan *(President)*
Ms. CHAN Yuen Mei, Pinky *(Vice-president)*
Mr. WAN Chor Fai
Mr. MAK Hon Kai, Stanly

Independent non-executive directors
Mr. Barry John BUTTIFANT
Mr. CHOI Yuk Fan
Mr. LIU Ngai Wing

Mr. CHOI Yuk Fan and Mr. LIU Ngai Wing retire by rotation in accordance with clause 99 of the Company's bye-laws and, being eligible, offer themselves for re-election.

The terms of office of the directors, including the independent non-executive directors, are subject to retirement by rotation and are eligible for re-election at the Company's annual general meeting in accordance with the Company's bye-laws.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Executive directors

Mr. LAU Tak Wan, aged 60, is the founder and the President of the Group. Mr. Lau graduated from Hong Kong Baptist College (now known as Hong Kong Baptist University) in Sociology and has more than 30 years' management and production experience in the electronics industry. Prior to founding the Group, Mr. Lau had over 6 years' experience in running his own business in the electronics industry. He is responsible for the overall corporate planning, strategic development and marketing of the Group.

Ms. CHAN Yuen Mei, Pinky, aged 53, is the spouse of Mr. LAU Tak Wan. Ms. Chan is the Vice-president of the Group. Also she is the Director of Administration and Finance responsible for administration, human resources and finance of the Group. Prior to joining the Group in 1998, Ms. Chan has over 20 years of experience in accounting and financial management and at the same time running her own business for more than 10 years.

董事及高級管理人員之個人資料*(續)*

執行董事*(續)*

尹楚輝先生，現年五十二歲，為本集團之CEO(製造業務)。尹先生畢業於香港理工學院(現稱香港理工大學)之生產及工業工程系，現時負責本集團業務發展及生產管理。彼擁有超過二十年之生產管理及市場推廣經驗。在一九八七年加入本集團之前，尹先生在一家國際集團工作，負責管理電子部門。

麥漢佳先生，現年四十八歲，為本集團之CEO(經銷業務)，負責本集團整體之市場策略與電子元器件之經銷。彼於一九八八年加入本集團，擁有超過二十年電子零件之銷售及市場推廣經驗。

獨立非執行董事

畢滌凡先生，六十五歲，於一九九四年獲本集團委任為獨立非執行董事。畢先生於二零一零年七月再次加入萬威國際有限公司獲委擔任集團CEO。畢先生於二零零九年十月至二零一零年三月期間，出任駿豪集團(「駿豪集團」)之財務執行董事，彼早於二零零八年十二月已是該集團之顧問。於加入駿豪集團前，畢先生曾任呂禮恒會計師事務所(一間專業會計師事務所)之部門主管及KLC Transactions Limited之董事總經理。於加盟KLC之前，畢先生於二零零八年二月至十一月出任駿豪集團財務部執行董事。自二零零四年十二月至二零零七年十二月期間，彼亦為Hsin Chong International Holdings Limited(「新昌國際」)之董事總經理。新昌國際乃新昌營造集團(於二零零七年十一月被駿豪集團收購)及新昌管理集團(於二零零八年九月被新昌營造集團收購)之控股股東。畢先生亦為該兩間上市公司之替任董事。畢先生曾為Baring Private Equity Asia Limited之營運合夥人，於二零零一年至二零零二年亦出任和記行(集團)有限公司(「和記行」)之董事總經理，並於二零零二年十一月至二零零四年四月出任和記行董事會之公司顧問。於加盟和記行之前，畢先生曾於萬威國際有限公司擔任董事總經理超過八年。畢先生曾於Polly Peck Group及森那美香港有限公司工作超過十一年，期間分別出任財務董事及董事總經理。彼於企業及財務管理方面積逾三十年經驗。現時，畢先生亦為佐丹奴國際有限公司之獨立非執行董事，畢先生為新昌營造集團有限公司(「新昌營造集團」)及新昌管理集團有限公司(「新昌管理集團」)之非執行董事。彼公司為香港上市之公司。畢先生亦任職Global-Tech Advanced Innovations Inc.(前稱Global-Tech Appliances Inc.)及China Nepstar Chain Drugstore Limited之非執行董事，該兩間公司分別在納斯達克及紐約證券交易所上市。畢先生為英國特許會計師公會、香港會計師公會、英國特許管理協會、香港管理專業協會及香港董事學會之資深會員。

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

Executive directors *(continued)*

Mr. WAN Chor Fai, aged 52, is the CEO (Manufacturing) of the Group. Mr. Wan graduated from Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in Production and Industrial Engineering and is responsible for the business development and manufacturing management of the Group. He has more than 20 years' experience in manufacturing and marketing. Prior to joining the Group in 1987, he worked for an international conglomerate and was in charge of the electronics division.

Mr. MAK Hon Kai, Stanly, aged 48, is the CEO (Distribution) of the Group responsible for the Group's overall marketing strategy and the distribution of electronic components. Mr. Mak joined the Group in 1988. He has more than 20 years' experience in the sales and marketing of electronic components.

Independent non-executive directors

Mr. Barry John Buttifant, aged 65, is an independent non-executive Director appointed by the Group in 1994. In July 2010, Mr. Buttifant rejoined IDT International Limited as a Chief Executive Officer of the Group. From October 2009 to March 2010, Mr. Buttifant was a director – corporate finance of Mission Hills Group ("MHG") and prior to this appointment, he was the consultant to the Group since December 2008. Prior to joining MHG, Mr. Buttifant served as a principal of KLC Kennic Lui & Company, a professional accounting firm, and managing director of KLC Transactions Limited. Prior to joining KLC, Mr. Buttifant was the executive director – finance of MHG from February 2008 till November 2008. From December 2004 to December 2007, Mr. Buttifant was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of Hsin Chong Construction Group ("HCCG") (which was acquired by MHG in November 2007) and Synergis Holdings Ltd ("Synergis") (which was acquired by HCCG in September 2008). Mr. Buttifant was also an alternate director to both public companies. Mr. Buttifant was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited ("Wo Kee Hong") from 2001 to 2002 and was the Advisor to the board of directors of Wo Kee Hong from November 2002 to April 2004. Prior to joining Wo Kee Hong, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. He has over 30 years of experience in corporate and financial management. Currently Mr. Buttifant is an independent non-executive director of Giordano International Limited, and an non-executive director of HCCG and Synergis, all of which are publicly listed companies in Hong Kong. Mr. Buttifant also serves as a non-executive director of Global-Tech Advanced Innovations Inc. (formerly known as Global-Tech Appliances, Inc.), a NASDAQ company and China Nepstar Chain Drugstore Limited, a NYSE listed public company. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants; the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors.

董事及高級管理人員之個人資料*(續)*

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

獨立非執行董事*(續)*

Independent non-executive directors *(continued)*

廖毅榮，現年五十九歲，於二零零四年九月獲委任為本公司之獨立非執行董事。廖先生擁有香港理工大學酒店及旅遊管理哲學博士學位，香港中文大學環球商業理學碩士學位、香港理工大學酒店及旅遊業管理理學碩士學位及香港公開大學工商管理碩士學位。彼亦為香港會計師公會及特許公司秘書及行政人員公會會員，以及英國特許公認會計師公會資深會員。廖先生曾為豐德麗控股有限公司之執行董事，彼亦曾為駿新能源集團有限公司及金至尊珠寶控股有限公司之獨立非執行董事。上述的公司均為香港上市公司。

LIU Ngai Wing, aged 59, was appointed as an Independent Non-executive Director of the Company in September 2004. Mr. Liu holds a PhD Degree in Hotel and Tourism Management from the Hong Kong Polytechnic University, a Master of Science degree in Global Business from the Chinese University of Hong Kong, a Master of Science Degree in Hotel and Tourism Management from the Hong Kong Polytechnic University and a Master Degree in Business Administration from the Open University of Hong Kong. He is also an Associate Member of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Secretaries and Administrators, and a Fellow of the Association of Chartered Certified Accountants. Mr. Liu was previously an executive director of eSun Holdings Limited and an independent non-executive director of New Smart Energy Group Limited. The above-mentioned companies are all listed in Hong Kong.

蔡毓藩先生，現年五十七歲，持有由倫敦大學於一九八八年頒發之法律學士學位及於一九九一年由香港大學頒發之法律深造文憑。蔡先生是王東昇鍾金榮律師事務所的合伙人。蔡先生於一九九三年開始從事法律服務工作之前，曾於一九七七年至一九九零年期間在香港政府民政事務署服務十三年。

Mr. CHOI Yuk Fan, aged 57, was awarded Bachelor of Laws Degree (LLB) by University of London in 1988 and Post-graduate Certificate in Laws (PCLL) by University of Hong Kong in 1991. Mr Choi is one of the Principals of Messrs. Ong & Chung Co., Solicitors. Mr. Choi was admitted as a Solicitor of the High Court of Hong Kong in 1993 and a Solicitor of the Supreme Court of England and Wales in 1994. Before Mr. Choi took up his legal career in 1993, he had served in the Home Affairs Department for about 13 years (1977-1990).

董事及高級管理人員之個人資料*(續)*

高級管理人員

文惠存先生，現年四十七歲，為本公司之公司秘書及本集團之會計部主管。文先生持有雪飛爾大學工商管理碩士學位，他現為英國特許會計師公會及香港特許秘書公會之資深會員，亦現為香港會計師公會會員。文先生擁有超過20年之公司秘書及會計經驗。

董事服務合約

各執行董事已與本公司訂立服務合約及此等服務合約將於此後一直持續生效，直至任何一方給予不少於三個月或六個月書面通知予以終止為止。

擬於即將舉行之股東週年大會上膺選連任之董事並無與本公司訂立仍未屆滿而於一年內免付補償(法定補償除外)則不能予終止之服務合約。

董事享有權益之合約

除上文所詳述之董事服務合約外及下文所述之關連交易，於年終或本年度內任何時間，本公司或其任何附屬公司概無簽訂任何涉及本集團之業務而本公司董事直接或間接在其中擁有重大權益之其他重要合約。

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

Senior management

Mr. MAN Wai Chuen, aged 47, is the Company Secretary of the Company and the head of Accounting Department of the Group. He holds a Master Degree in business administration from the University of Sheffield. He is a fellow member of both of the Association of Chartered Certified Accountants and the Hong Kong Institute of Chartered Secretaries. Mr. Man is also an associate member of the Hong Kong Institute of Certified Public Accountants. He had over 20 years' company secretarial and accounting experience.

DIRECTORS' SERVICE CONTRACTS

Each of the executive directors has entered into a service contract with the Company and these service contracts will continue thereafter until terminated by either party for not less than three or six months' prior written notice.

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Apart from the directors' service contracts noted above and the connected transactions noted as below, no other contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及最高行政人員於本公司或任何有聯繫法團之股份、相關股份及債權證之權益及淡倉

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

於二零一零年三月三十一日，本公司之董事及最高行政人員在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉)，或須記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊之權益及淡倉，或根據上市規則之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益及淡倉如下：

At 31 March 2010, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required, pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), to be notified to the Company and the Stock Exchange, or which were required, pursuant to Section 352 of the SFO, to be entered in the register kept by the Company, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) 於本公司每股面值0.10港元之股份好倉

(a) Long position in the Company's shares of HK$0.10 each

	已發行普通股／衍生工具所附相關股份之數目 Number of issued ordinary shares/ underlying shares attached to derivatives								
	非上市認股權證 Unlisted Warrants		已發行普通股 Ordinary shares in issue						
董事姓名 Name of directors	法團權益 Corporate interests	附註 *Notes*	個人權益 Personal interests	附註 *Notes*	法團權益 Corporate interests	附註 *Notes*	其他權益 Other interests	總數 Total interests	百分比 Percentage
劉得還先生 Mr. LAU Tak Wan	7,862,388	*2*	6,557,141	*1*	147,706,499	*2&3*	1,142,854	155,406,494	51.13%
陳婉薇女士 Ms. CHAN Yuen Mei, Pinky	7,862,388	*2*	4,042,854	*1*	147,706,499	*2&3*	3,657,141	155,406,494	51.13%
尹楚輝先生 Mr. WAN Chor Fai	–		50,000		–		–	50,000	0.016%
畢滌凡先生 Mr. Barry John BUTTIFANT	–		100,000		–		–	100,000	0.033%

董事及最高行政人員於本公司或任何有聯繫法團之股份、相關股份及債權證之權益及淡倉*(續)*

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(continued)*

(a) 於本公司每股面值0.10港元之股份好倉*(續)*

附註：

1. 劉先生及陳女士(劉先生之配偶)聯名擁有本公司股份2,900,000股。
2. China Capital Holdings Investment Ltd(「China Capital」)實益擁有本公司7,862,388認股權證及股份86,788,103股。China Capital之百分之六十已發行股本由劉先生擁有,餘下百分之四十已發行股本由陳女士擁有。
3. Leading Trade Ltd(「Leading Trade」)實益擁有本公司股份60,918,396股。Leading Trade百分之五十已發行股本由劉先生擁有,餘下百分之五十已發行股本由陳女士擁有。

(a) Long position in the Company's shares of HK$0.10 each *(continued)*

Notes:

1. 2,900,000 shares in the Company were jointly held by Mr. Lau and Ms. Chan (the spouse of Mr. Lau).
2. 7,862,388 warrants and 86,788,103 shares in the Company were beneficially owned by China Capital Holdings Investment Ltd ("China Capital"). The issued share capital of China Capital is 60% owned by Mr. Lau, and 40% owned by Ms. Chan.
3. 60,918,396 shares in the Company were beneficially owned by Leading Trade Ltd ("Leading Trade"). The issued share capital of Leading Trade is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

董事及最高行政人員於本公司或任何有聯繫法團之股份、相關股份及債權證之權益及淡倉*(續)*

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(continued)*

(b) 於本公司有聯繫法團之股份

(b) Shares of associated corporations of the company

Dominion International Limited由劉得還先生及陳婉薇女士各擁有百分之五十權益：

Dominion International Limited, which is 50% owned by Mr. Lau, and 50% owned by Ms. Chan:

	持有之無投票權遞延股份數目 Number of non-voting deferred shares held
寰宇電線有限公司 Cosmos Wires and Connectors Manufacturing Limited	50,000
Westpac Digital Limited	1
宏標實業有限公司 Vastpoint Industrial Limited	455,000
台和商事有限公司 Daiwa Associate (H.K.) Limited	1,500,000

此外，劉先生及陳女士分別實益擁有寰宇精準工業有限公司之無投票權遞延股份140,000股及10,000股。

In addition, each of Mr. Lau and Ms. Chan beneficially owns 140,000 and 10,000 non-voting deferred shares respectively in Cosmotec Precision Industrial Limited.

除上述披露者外，於二零一零年三月三十一日，本公司之董事或最高行政人員或彼等之聯繫人士概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉)，或須記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊之權益或淡倉，或根據上市規則之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之任何權益或淡倉。

Save as disclosed above, as at 31 March 2010, none of the Directors, chief executives of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required, pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), to be notified to the Company and the Stock Exchange, or which were required, pursuant to Section 352 of the SFO, to be entered in the register kept by the Company, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

管理合約

本年度內，本公司並無就整體業務或任何重要業務之管理或行政工作簽訂或存有任何合約。

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

關連交易

於二零零六年六月一日，本集團其中一間附屬公司，Daiwa Distribution (Ontario) Inc.，與劉得還先生及陳婉薇女士共同擁有之公司就一間加拿大辦事處訂立一項租賃協議，為期由二零零六年六月一日至二零一一年五月三十一日。此辦事處之月租為15,332.64加元。

根據上市規則，上述交易構成關連交易。董事認為，上述交易按正常商業條款及按公平磋商基準訂立，就整體而言，對本公司股東公平和合理。

根據上市規則，上述各項關連交易構成獲豁免關連交易。

除上文所述者外，本年度內，本公司或其附屬公司均無參予任何交易，乃根據香港聯合交易所有限公司之《證券上市規則》(「上市規則」)被界定為本公司須予披露的關連交易。

CONNECTED TRANSACTIONS

A subsidiary of the Group, Daiwa Distribution (Ontario) Inc., had entered into a rental agreement in respect of office space in Canada on 1 June 2006 with a company jointly owned by Mr. Lau Tak Wan and Ms. Chan Yuen Mei, Pinky for the period from 1 June 2006 to 31 May 2011. Monthly rental paid for the office premises is CAD15,332.64.

The above constituted a connected transaction under the Listing Rules. The Directors are of the opinion that the above transaction was entered into on normal commercial terms and on an arm's length basis; was fair and reasonable so far as the shareholders of the Company, taken as a whole, are concerned.

The above connected transaction constituted an exempted connected transaction under the Listing Rules.

Save as disclosed above, neither the Company nor its subsidiaries had entered into any connected transactions discloseable by the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") during the year.

購股權計劃

於二零零五年八月十八日，本公司為遵守上市規則第17章之規定採納新購股權計劃(「新計劃」)，以取代過往有效之舊購股權計劃(「舊計劃」)。截至二零一零年三月三十一日止本公司概無根據新計劃授出購股權及根據舊計劃授出而於期內未行使之購股權。

SHARE OPTION SCHEMES

On 18 August 2005, the Company adopted a new share option scheme (the "New Scheme") in compliance with Chapter 17 of the Listing Rules, which replaced the old share option scheme (the "Old Scheme") in force previously. The Company has not granted any options under the New Scheme and no share options were outstanding as at 31 March 2010.

主要股東的權益

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

於二零一零年三月三十一日，就各董事所知，下列人士(本公司董事或最高行政人員除外)於本公司之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值5%或以上之權益。

As at 31 March 2010, to the best knowledge of the Directors, the following parties (other than Directors or chief executives of the Company), had an interest or short position in the shares, underlying shares or debentures of the Company which are required to be disclosed to the Company under the provision of Divisions 2 and 3 and Part XV of the SFO, or, who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

於本公司股份的權益

Interests in the shares of the Company

	附註 *Note*	**持有股份數目 Number of shares held**	**相關股份權益 — 非上市認股權證 Interest in underlying shares — unlisted warrants**	**佔已發行股份總數百分比 % of the total issued shares**
Leading Trade Limited	*1*	60,918,396	–	20.04%
China Capital Holdings Investment Limited	*2*	86,788,103	7,862,388	31.14%
吳鴻生先生 Mr. Ng Hung Sang		47,162,198	–	15.52%
吳麗琼女士(吳鴻生先生之配偶) Ms. Ng Lai King, Pamela (spouse of Mr. Ng Hung Sang)		47,162,198	–	15.52%
南華金融控股有限公司 South China Financial Holdings Limited		17,322,198	–	5.70%

附註：

1. Leading Trade Limited之50%權益為劉得還先生所擁有及50%權益為陳婉薇女士所擁有。因此，根據證券及期貨條例，Leading Trade Limited、劉先生及陳女士均被視為擁有60,918,396，163,268,882及163,268,882股本公司股份之權益。

2. China Capital Holdings Investment Limited之60%權益為劉得還先生所擁有及40%權益為陳婉薇女士所擁有。因此，根據證券及期貨條例，China Capital Holdings Investment Limited、劉先生及陳女士分別被視為擁有86,788,103，163,268,882及163,268,882股本公司股份之權益。

Notes:

1. Leading Trade Limited is 50% owned by Mr. LAU Tak Wan and 50% owned by Ms. CHAN Yuen Mei, Pinky. Accordingly, Leading Trade Limited, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 60,918,396, 163,268,882 and 163,268,882 shares of the Company.

2. China Capital Holdings Investment Limited is 60% owned by Mr. LAU Tak Wan and 40% owned by Ms. CHAN Yuen Mei, Pinky. Accordingly, China Capital Holdings Investment Limited, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 86,788,103, 163,268,882 and 163,268,882 shares of the Company respectively.

除上述披露外，於二零一零年三月三十一日，本公司未獲通知任何超過本公司已發行股本5%或以上且已記錄入按證券及期貨條例第336條設立之主要股東名冊之權益。

Save as disclosed above, the Company has not been notified of any other interest representing 5% or more of the issued share capital of the Company and recorded in the register of Substantial Shareholders maintained under Section 336 of the SFO as at 31 March 2010.

公眾持股量之充足性

基於本公司可公開獲得之資料並就其董事所知，本公司已於回顧年度內維持足夠之公眾持股量。

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors, the Company has maintained a sufficient public float throughout the year under review.

企業管治常規

本公司之企業管治常規詳情載列於第14至21頁之企業管理報告。

CORPORATE GOVERNANCE PRACTICE

Details of the Company's corporate governance practices are set out in the Corporate Governance Report on pages 14 to 21.

獨立非執行董事之獨立性

本公司已接獲各獨立非執行董事之年度確認書，確認彼等符合上市規則第3.13條所載有關其獨立性之規定。本公司認為所有獨立非執行董事均屬獨立人士。

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers that all of the independent non-executive directors are independent.

審核委員會

本公司已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。審核委員會就集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司內部審核工作，以及內部監控與風險評估等方面的效能。委員會由三位獨立非執行董事畢滌凡先生、蔡毓藩先生及廖毅榮先生組成。委員會於本財政年度內已召開兩次會議。

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for Effective Audit Committees" published by the Hong Kong Institute of Certified Public Accountants. Audit Committee provides an important link between the Board and the Company's auditor in matters coming within the scope of the group audit. It also reviews the effectiveness of internal audit, internal controls and risk evaluation. The Committee comprises three independent non-executive directors, namely Mr. Barry John BUTTIFANT, Mr. CHOI Yuk Fan and Mr. LIU Ngai Wing. Two meetings were held during the current financial year.

購買、出售或贖回本公司之上市證券

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

在截至二零一零年三月三十一日止年度內，本公司於香港聯合交易所有限公司購回合共26,000股本公司每股面值0.10港元之股份，該等股份已全部註銷。購回股份之詳情如下：

During the year ended 31 March 2010, the Company purchased a total of 26,000 shares of HK$0.10 each of the Company on The Stock Exchange of Hong Kong Limited, all of these shares were cancelled. Particulars of the shares repurchased are as follows:

		每股股份成交價 Price per share		總額（包括交易費用開支）
交易月份╱年份 Trading Month/Year	購回股份數目 Number of shares repurchased	所付最高價 Highest price paid	所付最低價 Lowest price paid	Total cost (including expenses)
		港元 *HK$*	*港元* *HK$*	*港元* *HK$*
二零零九年四月 April 2009	26,000	0.300	0.280	7,710
	26,000			7,710

除上述披露外，本公司或其任何附屬公司在截至二零一零年三月三十一日止年度內概無購買、出售或贖回任何本公司之上市證券。

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the year ended 31 March 2010.

核數師

AUDITOR

本年度財務報表已經由羅兵咸永道會計師事務所審核，該核數師任滿告退，惟符合資格，願膺選連任。

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

承董事會命
總裁
劉得還

On behalf of the Board
LAU Tak Wan
President

香港，二零一零年七月二十八日

Hong Kong, 28 July 2010



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central, Hong Kong

致　台和商事控股有限公司股東
(於百慕達註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第37至134頁台和商事控股有限公司(「公司」)及其附屬公司(以下合稱「集團」)的合併財務報表，此合併財務報表包括於二零一零年三月三十一日的合併及公司資產負債表與截至該日止年度的合併利潤表、合併綜合收益表、合併權益變動表和合併現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等合併財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等合併財務報表作出意見，並按照百慕達一九八一年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

TO THE SHAREHOLERS OF DAIWA ASSOCIATE HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 37 to 134, which comprise the consolidated and company balance sheets as at 31 March 2010, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

意見

我們認為，該等合併財務報表已根據香港財務報告準則真實而公平地反映　貴公司及　貴集團於二零一零年三月三十一日的事務狀況及　貴集團截至該日止年度的虧損及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2010 and of the Group's loss and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

羅兵咸永道會計師事務所
執業會計師

香港，二零一零年七月二十八日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 July 2010

		附註 Note	二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
營業額	Turnover	5	**1,628,377**	1,542,134
銷售成本	Cost of sales	8	**(1,512,405)**	(1,398,671)
毛利	**Gross profit**		**115,972**	143,463
其他收入	Other income	6	**678**	829
其他收益 — 淨額	Other gains — net	7	**3,575**	19,436
銷售及經銷開支	Selling and distribution expenses	8	**(21,421)**	(26,771)
一般及行政開支	General and administrative expenses	8	**(121,136)**	(119,667)
經營(虧損)/溢利	**Operating (loss)/profit**		**(22,332)**	17,290
融資成本 — 淨額	Finance costs — net	10	**(3,619)**	(7,826)
除税前(虧損)/利潤	**(Loss)/profit before income tax**		**(25,951)**	9,464
利得税開支	Income tax expense	11	**(5,410)**	(2,735)
年度(虧損)/利潤	**(Loss)/profit for the year**		**(31,361)**	6,729
歸屬於:	Attributable to:			
本公司權益持有人	Equity holders of the Company	14	**(31,630)**	7,115
少數股東權益	Minority interests		**269**	(386)
			(31,361)	6,729
本公司權益持有人應佔每股(虧損)/盈利	**(Loss)/earnings per share for (loss)/profit attributable to equity holders of the Company during the year**			
— 基本	— Basic	16	**(HK10.42 cents 港仙)**	HK2.34 cents 港仙
— 攤薄	— Diluted	16	**(HK10.42 cents 港仙)**	HK2.34 cents 港仙

於44頁至134頁之附註為財務報表之整體部份。 The notes on pages 44 to 134 are an integral part of these financial statements.

對本公司權益持有人之應付股息之詳情列於附註15。 Details of dividends payable to equity holders of the Company are set out in Note 15.

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
年度(虧損)/利潤	**(Loss)/profit for the year**	**(31,361)**	6,729
其他綜合收益:	**Other comprehensive income:**		
外幣換算差額	Currency translation differences	**10,350**	(8,749)
除稅後之可供出售金融資產公平值收益/(虧損)	Fair value gain/(loss) on available-for-sale financial assets, net of tax	**137**	(151)
除稅後之年度其他綜合收益/(虧損)	**Other comprehensive income/(loss) for the year, net of tax**	**10,487**	(8,900)
年度總綜合虧損	**Total comprehensive loss for the year**	**(20,874)**	(2,171)
總綜合(虧損)/收益歸屬於:	Total comprehensive (loss)/income attributable to:		
本公司權益持有人	Equity holders of the Company	**(21,143)**	(1,765)
少數股東權益	Minority interests	**269**	(406)
		(20,874)	(2,171)

於44頁至134頁之附註為財務報表之整體部份。 The notes on pages 44 to 134 are an integral part of these financial statements.

		附註 Note	二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
非流動資產	**Non-current assets**			
商譽	Goodwill	17	**28,121**	22,704
物業、機器及設備	Property, plant and equipment	18	**186,385**	198,784
租賃土地及土地使用權	Leasehold land and land use rights	19	**20,776**	21,312
共同控制實體權益	Interest in a jointly controlled entity	21	**–**	1
聯營公司權益	Interest in an associated company	22	**–**	–
遞延所得稅資產	Deferred income tax assets	32	**927**	172
可供出售金融資產	Available-for-sale financial assets	23	**305**	168
其他資產	Other assets		**710**	710
			237,224	243,851
流動資產	**Current assets**			
存貨	Inventories	24	**235,927**	205,304
應收營業賬項及應收票據	Trade and notes receivables	25	**208,270**	139,632
應收聯營公司款項	Amount due from an associated company	40	**4,382**	14,855
預付款項、按金及其他應收款項	Prepayments, deposits and other receivables	26	**29,472**	16,885
衍生金融工具	Derivative financial instruments	31	**–**	235
現金及現金等價物	Cash and cash equivalents	27	**166,627**	124,556
			644,678	501,467
總資產	**Total assets**		**881,902**	745,318
權益	**Equity**			
公司權益持有人應佔股本及儲備	**Capital and reserves attributable to equity holders of the Company**			
股本	Share capital	33	**30,394**	30,364
儲備	Reserves	36	**330,252**	353,732
			360,646	384,096
少數股東權益	**Minority interests**		**354**	475
權益總額	**Total equity**		**361,000**	384,571
非流動負債	**Non-current liabilities**			
借貸	Borrowings	28	**36,680**	34,053
遞延所得稅負債	Deferred income tax liabilities	32	**1,877**	3,347
			38,557	37,400
流動負債	**Current liabilities**			
借貸	Borrowings	28	**194,271**	161,788
應付營業賬項	Trade payables	29	**258,709**	138,826
應付費用及其他應付款項	Accruals and other payables	30	**27,769**	20,083
當期利得稅負債	Current income tax liabilities		**1,596**	2,616
衍生金融工具	Derivative financial instruments	31	**–**	34
			482,345	323,347
總負債	**Total liabilities**		**520,902**	360,747
總權益及負債	**Total equity and liabilities**		**881,902**	745,318
流動資產淨值	**Net current assets**		**162,333**	178,120
資產總值減流動負債	**Total assets less current liabilities**		**399,557**	421,971

劉得還 *總裁* **陳婉薇** *副總裁*

LAU Tak Wan *President* **CHAN Yuen Mei, Pinky** *Vice-president*

於44頁至134頁之附註為財務報表之整體部份。

The notes on pages 44 to 134 are an integral part of these financial statements.

		附註 Note	二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
非流動資產	**Non-current assets**			
對附屬公司的投資	Investments in subsidiaries	20	**44,715**	44,723
應收附屬公司款項	Amounts due from subsidiaries	40	**291,759**	294,442
			336,474	339,165
流動資產	**Current assets**			
其他應收款項	Other receivables	26	**109**	114
可收回稅項	Tax recoverable		**30**	24
現金及現金等價物	Cash and cash equivalents	27	**962**	599
			1,101	737
總資產	**Total assets**		**337,575**	339,902
權益	**Equity**			
公司權益持有人應佔股本及儲備	**Capital and reserves attributable to equity holders of the Company**			
股本	Share capital	33	**30,394**	30,364
儲備	Reserves	36	**306,756**	309,110
權益總額	**Total equity**		**337,150**	339,474
流動負債	**Current liabilities**			
應付費用及其他應付款項	Accruals and other payables	30	**425**	428
總權益及負債	**Total equity and liabilities**		**337,575**	339,902
流動資產淨值	**Net current assets**		**676**	309
總資產減流動負債	**Total assets less current liabilities**		**337,150**	339,474

劉得還
總裁

陳婉薇
副總裁

LAU Tak Wan
President

CHAN Yuen Mei, Pinky
Vice-president

於44頁至134頁之附註為財務報表之整體部份。

The notes on pages 44 to 134 are an integral part of these financial statements.

		附註 Note	二零一零 2010 千港元 **HK$'000**	二零零九 2009 千港元 HK$'000
經營活動之現金流量	**Cash flows from operating activities**			
經營活動產生之現金	Cash generated from operations	37(a)	**41,597**	68,235
支付利息	Interest paid		**(4,058)**	(7,077)
收取利息	Interest received		**82**	224
已付香港利得稅款	Hong Kong profits tax paid		**(3,114)**	(574)
已付中國企業所得稅款	Mainland China corporate income tax paid		**(3,678)**	(1,943)
已付加拿大所得稅款	Canadian income tax paid		**(1,863)**	(764)
經營活動產生之淨現金	**Net cash generated from operating activities**		**28,966**	58,101
投資活動之現金流量	**Cash flows from Investing activities**			
購買物業、機器及設備	Purchases of property, plant and equipment		**(21,047)**	(28,623)
出售物業、機器及設備及土地及土地使用權所得款項	Proceeds from disposal of property, plant and equipment, and leasehold land and land use rights	37(b)	**118**	18,144
投資活動所用之淨現金	**Net cash used in investing activities**		**(20,929)**	(10,479)
融資活動之現金流量	**Cash flows from financing activities**			
發行股份所得款項	Proceeds from issue of shares		**130**	–
購回股份	Purchase of own shares		**(8)**	(230)
新增銀行貸款	New bank borrowings		**595,432**	904,869
償還銀行貸款	Repayment of bank borrowings		**(559,244)**	(926,545)
融資租賃租金支出之本金部份	Payment of capital element of finance lease obligations		**(1,078)**	(1,396)
支付附屬公司小數股東股息	Dividend paid to a minority shareholder of a subsidiary		**(390)**	–
支付股息	Dividends paid		**(2,429)**	(1,672)
融資活動產生/(所用)	**Net cash generated from/(used in) financing activities**		**32,413**	(24,974)
現金及現金等價物之淨增加	**Net increase in cash and cash equivalents**		**40,450**	22,648
於四月一日之現金及現金等價物	**Cash and cash equivalents at 1 April**		**124,556**	103,388
外幣滙兑之影響	**Effect on foreign exchange**		**1,621**	(1,480)
於三月三十一日之現金及現金等價物	**Cash and cash equivalents at 31 March**		**166,627**	124,556

附註於44頁至134頁為財務報表之整體部份。

The notes on pages 44 to 134 are an integral part of these financial statements.

		公司權益持有人應佔 Attributable to equity holders of the Company				
		股本 Share capital 千港元 HK$'000 (附註33) (Note 33)	儲備 Reserves 千港元 HK$'000 (附註36) (Note 36)	總額 Total 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	權益總額 Total equity 千港元 HK$'000
於二零零九年四月一日	At 1 April 2009	30,364	353,732	384,096	475	384,571
年度(虧損)／利潤	(Loss)/profit for the year	–	(31,630)	(31,630)	269	(31,361)
其他綜合收益：	Other comprehensive income:					
外幣換算差額	Currency translation differences	–	10,350	10,350	–	10,350
可供出售金融資產公平值收益	Fair value gains on available-for-sale financial assets	–	137	137	–	137
其他綜合收益總額	Total other comprehensive income	–	10,487	10,487	–	10,487
綜合總(虧損)／收益	Total comprehensive (loss)/income	–	(21,143)	(21,143)	269	(20,874)
與權益持有者的交易：	Transactions with owners:					
發行新股	Issue of new shares	33	97	130	–	130
股份回購	Purchase of own shares	(3)	(5)	(8)	–	(8)
股息	Dividends	–	(2,429)	(2,429)	(390)	(2,819)
與權益持有者的交易總額	Total transactions with owners	30	(2,337)	(2,307)	(390)	(2,697)
於二零一零年三月三十一日	At 31 March 2010	30,394	330,252	360,646	354	361,000

於44頁至134頁之附註為財務報表之整體部份。

The notes on pages 44 to 134 are an integral part of these financial statements.

		公司權益持有人應佔 Attributable to equity holders of the Company				
		股本 Share capital 千港元 HK$'000 (附註33) (Note 33)	儲備 Reserves 千港元 HK$'000 (附註36) (Note 36)	總額 Total 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	權益總額 Total equity 千港元 HK$'000
於二零零八年四月一日	**At 1 April 2008**	30,423	357,340	387,763	881	388,644
年度利潤／(虧損)	**Profit/(loss) for the year**	–	7,115	7,115	(386)	6,729
其他綜合收益：	**Other comprehensive income:**					
外幣換算差額	Currency translation differences	–	(8,729)	(8,729)	(20)	(8,749)
可供出售金融資產公平值虧損	Fair value losses on available-for-sale financial assets	–	(151)	(151)	–	(151)
其他綜合收益總額	**Total other comprehensive loss**	–	(8,880)	(8,880)	(20)	(8,900)
其他綜合虧損	**Total comprehensive loss**	–	(1,765)	(1,765)	(406)	(2,171)
與權益持有益的交易：	**Transactions with owners:**					
股份回購	Purchase of own shares	(59)	(171)	(230)	–	(230)
股息	Dividends	–	(1,672)	(1,672)	–	(1,672)
與權益持有益交易總額	**Total transactions with owners**	(59)	(1,843)	(1,902)	–	(1,902)
於二零零九年三月三十一日	**At 31 March 2009**	30,364	353,732	384,096	475	384,571

於44頁至134頁之附註為財務報表之整體部份。

The notes on pages 44 to 134 are an integral part of these financial statements.

1. 一般資料

台和商事控股有限公司(「本公司」)於一九九四年二月三日根據一九八一年百慕達公司法於百慕達註冊成立為獲豁免有限公司。其註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司於一九九四年四月十四日在香港聯合交易所有限公司(「聯交所」)上市。

本公司及其附屬公司(統稱為「集團」)主要從事設計、發展、生產及經銷電子元器件，合約電子專業生產服務及電子消費產品業務，及經銷個人電腦產品。集團之主要業務位於香港、中國及加拿大。

本財務報表以港元(千港元)呈報。本財務報表於二零一零年七月二十八日獲董事會批准刊發。

1. GENERAL INFORMATION

Daiwa Associate Holdings Limited (the "Company") is a limited liability company incorporated in Bermuda on 3 February 1994 as an exempted company under Companies Act 1981 of Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 14 April 1994.

The Company and its subsidiaries (together the "Group") are principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services and consumer electronics, and the distribution of personal computer products. The Group operates mainly in Hong Kong, Mainland China and Canada.

These financial statements are presented in thousands of Hong Kong dollar (HK$'000), unless otherwise stated. These financial statements have been approved for issue by the Company's Board of Directors on 28 July 2010.

2. 重要會計政策概要

編製本合併財務報表所採用之主要會計政策載於下文。除了另有說明外，此等政策在所呈報的所有年度均貫徹應用。

(a) 編製基準

台和商事控股有限公司之合併財務報表乃根據香港會計師公會製定的香港財務報告準則而編製。合併財務報表乃根據歷史成本常規法編製，惟若干金融資產及金融負債(包括衍生工具)按公平值計量(如適用)。

編製符合香港財務報告準則之財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本集團會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇；或涉及對合併財務報表屬重大假設和估算範疇，在附註4中披露。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of Daiwa Associate Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They are prepared under the historical cost convention except that certain financial assets and financial liabilities (including derivative financial instruments) are measured at fair value, as appropriate.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

2. 重要會計政策概要(續)

(a) 編制基準(續)

採用新訂準則、準則之修訂及詮釋的影響

下列新訂準則、準則之修訂及詮釋乃強制適用於二零零九年四月一日或之後開始的會計期間。採納下列新訂準則、準則之修訂及詮釋對本集團的業績及財務狀況並無重大影響。

- 香港會計準則1(修訂)「財務報表的列報」— 經修訂的準則規定「非權益持有者的權益變動」與擁有人權益變動分開呈列。因此,本集團於合併權益變動表呈列所有擁有人權益變動,而所有非擁有人權益變動將於一份業績報表呈列。實體可選擇呈列一份業績報表(綜合收益表)或兩份報表(收益表及綜合收益表)。本集團已選擇兩份報表:利潤表及一份綜合收益表。合併財務報表已根據經修訂的披露規定而編製。由於會計政策的改變只影響列報事宜,故此對每股收益並無影響。

- 香港財務報告準則7「金融工具:披露」(修改) — 此項修改要求增加有關公平值計量及流動性風險的披露。此項修改特別要求按公平值的計量層次披露公平值計量。由於會計政策的改變只導致作出額外披露,故此對每股收益並無影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Basis of preparation *(continued)*

Effect of adopting new standards, amendments to standards and interpretations

The following new standard and amendments to standards are mandatory for accounting periods beginning on or after 1 April 2009. The adoption of these new standard and amendments to standards does not have any significant impact to the results and financial position of the Group.

- HKAS 1 (Revised), "Presentation of Financial Statements". The revised standard requires "non-owner changes in equity" to be presented separately from owner changes in equity. As a result, the Group presents all owner changes in equity in the consolidated statement of changes in equity, whereas all "non-owner changes in equity" are presented in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has elected to present two statements: an income statement and a statement of comprehensive income. The consolidated financial statements have been prepared under the revised disclosure requirements. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

- Amendment to HKFRS 7 "Financial Instruments: Disclosures". The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

2. 重要會計政策概要(續)

(a) 編制基準(續)

- 香港財務報告準則8「經營分部」— 香港財務報告準則8取代香港會計準則第14號「分部申報」。此準則要求採用「管理層方法」，據此分部資料須按照與內部申報所採用的相同基準呈報。此外，分部乃按與提供予主要營運決策人的內部報告較為一致的方式申報。

  此項新準則導致所列報的報告分部數目增加 —「電子元器件經銷」、「電子專業合約生產服務」、「電子消費產品及電子元器件生產」及「個人電腦產品經銷」。

  由於集團的商譽是分配在「個人電腦產品經銷」分部，採用新會計準則不牽涉商譽的重新分配。所以，採用新會計準則只會導致額外資料披露，並不影響資產資債表。比較資料已重新分類使其跟本年度一致。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Basis of preparation *(continued)*

- HKFRS 8, "Operating Segments": HKFRS 8 replaces HKAS 14, "Segment Reporting". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. In addition, the segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

  This has resulted in an increase in number of reportable segments presented — "Electronic Components Distribution", "Contract Electronic Manufacturing Services", "Consumer Electronics and Electronic Components Manufacturing" and "Personal Computer Distribution".

  As the Group's goodwill is allocated to the "Personal Computer Distribution" segment, the adoption of the new standard does not require a reallocation of goodwill. Accordingly, the adoption of the new standard only results in additional disclosures and does not have any impact on the balance sheets. Comparative information has been reclassified to conform to the current year's presentation.

2. 重要會計政策概要*(續)*

(a) 編制基準*(續)*

下列準則之修訂及詮釋均必須於二零零九年四月一日開始之會計期間或之後應用：

香港財務報告準則(修訂)	香港財務報告準則2008年的改進[1]
香港財務報告準則1及香港會計準則27(修改)	附屬公司、共同控制實體或聯營公司的投資成本
香港財務報告準則2(修改)	以股份為基礎的付款—歸屬條件
香港會計準則23(修改)	借款成本
香港會計準則32及香港會計準則1(修改)	清盤所產生的認沽金融工具及責任
香港財務報告準則詮釋委員會—詮釋9及香港會計準則39(修改)	重估嵌入式衍生工具
香港財務報告準則詮釋委員會—詮釋13	客戶忠誠度計劃
香港財務報告準則詮釋委員會—詮釋15	建設房地產合約
香港財務報告準則詮釋委員會—詮釋16	海外業務投資淨額對沖
香港財務報告準則詮釋委員會—詮釋18	來自客戶之資產轉讓[2]

1 除香港財務報告準則第5號「持有待售的非流動資產和終止經營」之修改於始於二零一零年一月一日開始的會計年度起生效外，其餘修訂對本集團而言均由二零零九年四月一日開始的年度期間起生效。

2 生效於其於二零零九年七月一日或之後所接獲或轉讓之資產。

採納該等準則之修訂及詮釋並無對本集團業績及財務狀況構成重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) **Basis of preparation** *(continued)*

The following amendments to standards and interpretations are also mandatory for the financial periods beginning on or after 1 April 2009:

HKFRSs (Amendments)	Improvements to HKFRSs 2008[1]
HKFRS 1 and HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 (Amendment)	Share-based Payment — Vesting Conditions and Cancellations
HKAS 23 (Revised)	Borrowing Costs
HKAS 32 and HKAS 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation
HK(IFRIC)-Int 9 and HKAS 39 (Amendments)	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 15	Agreements for the Construction of Real Estate
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation
HK(IFRIC)-Int 18	Transfers of Assets from Customers[2]

1 Effective for the Group for annual period beginning 1 April 2009 except the amendment to HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" which is effective for annual period beginning 1 January 2010.

2 Effective for transfer of assets received on or after 1 July 2009.

The adoption of these amendments to standards and interpretations did not result in a significant impact on the results and financial position of the Group.

2. 重要會計政策概要(續)

(a) 編制基準(續)

下列準則、準則之修訂及詮釋已頒佈，但於年內仍未生效且並無提早採納：

香港財務報告準則(修改)	香港財務報告準則2009年的改進[1]
香港財務報告準則(修改)	香港財務報告準則2010年的改進[2]
香港會計準則第24號(修訂)	關連人士披露[2]
香港會計準則第27號(修訂)	合併及獨立財務報表[1]
香港會計準則第32號(修改)	供股分類[2]
香港會計準則第39號(修改)	合資格對沖項目[1]
香港財務報告準則第1號(修訂)	首次採納香港財務報告準則[1]
香港財務報告準則第1號(修改)	首次採納者之額外豁免[1]
香港財務報告準則第2號(修改)	集團的現金結算的以股份為基礎的支付交易[1]
香港財務報告準則第3號(修訂)	業務合併[1]
香港財務報告準則9	金融工具[3]
香港(國際財務報告解釋委員會)解釋公告14(修改)	最低供款要求之預付[2]
香港(國際財務報告解釋委員會)解釋公告17	向權益持有人分派非現金資產[1]
香港(國際財務報告解釋委員會)解釋公告19	以股本工具抵銷金融負債[1]

1 對本集團而言於2010年4月1日開始的年度期間起生效。
2 對本集團而言於2011年4月1日開始的年度期間起生效。
3 對本集團而言於2013年4月1日開始的年度期間起生效。

採納香港財務報告準則第3號(經修訂)及香港會計準則第27號(經修訂)對本集團的業績及財務狀況所構成的影響取決於2010年4月1日或以後所發生的企業合併之收購進程及時間。董事預期採納其他準則、準則之修訂及詮釋不會對本集團業績及財務狀況構成重大影響。

(b) 合併賬目

合併財務報表包括本公司及其全部附屬公司截至三月三十一日止之財務報表。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Basis of preparation *(continued)*

The following standard, amendments to standards and interpretations have been issued but are not effective for the year and have not been early adopted:

HKFRSs (Amendments)	Improvements to HKFRSs 2009[1]
HKFRSs (Amendments)	Improvements to HKFRSs 2010[2]
HKAS 24 (Revised)	Related Party Disclosures[2]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[1]
HKAS 32 (Amendment)	Classification of Rights Issues[2]
HKAS 39 (Amendment)	Eligible Hedged Items[1]
HKFRS 1 (Revised)	First-time Adoption of HKFRS[1]
HKFRS 1 (Amendment)	Additional Exemptions for First-time Adopters[1]
HKFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transactions[1]
HKFRS 3 (Revised)	Business Combinations[1]
HKFRS 9	Financial Instruments[3]
HK(IFRIC)-Int 14 (Amendment)	Prepayments of a Minimum Funding Requirment[2]
HK(IFRIC)-Int 17	Distributions of Non-cash Assets to Owners[1]
HK(IFRIC)-Int 19	Extinguishing Financial Liabilities with Equity Instruments[1]

1 Effective for the Group for annual period beginning 1 April 2010
2 Effective for the Group for annual period beginning 1 April 2011
3 Effective for the Group for annual period beginning 1 April 2013

The effect that the adoption of HKFRS 3 (Revised) and HKAS 27 (Revised) will have on the results and financial position of the Group will depend on the incidence and timing of business combinations occurring on or after 1 April 2010. The directors anticipate that the adoption of other standards, amendments to standards and interpretations will not result in a significant impact on the results and financial position of the Group.

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 March.

2. 重要會計政策概要(續)

(b) 合併賬目(續)

(i) 附屬公司

附屬公司乃指本集團有權監控其財務及營運政策之所有實體(包括特殊目的之實體),一般表示本集團擁有該實體半數以上投票權。在評定本集團是否控制另一實體時,目前可行使或可兌換之潛在投票權之存在及影響均予考慮。附屬公司之賬目自控制權轉讓予本集團之日起全面合併入賬,並自該控制權終止之日停止合併入賬。

就本集團收購附屬公司以收購會計法入賬。收購成本按所給予資產、所發行股本工具及所產生或承擔負債於交換日期之公平值,另加收購之直接應佔成本計量。於業務合併取得之可識別資產以及承擔之負債及或然負債,而不論任何少數股東權益之數額,初步按收購日期之公平值計量。收購成本超出本集團應佔所取得可識別資產淨值公平值之差額乃入賬為商譽。倘收購成本少於所收購附屬公司資產淨值之公平值,則有關差額直接於合併利潤表確認。

集團內公司間之交易以及集團內公司間之交易所產生結餘及未變現收益均予以對銷。未變現虧損亦會對銷。附屬公司之會計政策已作所需變動,以確保其與本集團所採納政策一致。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation *(continued)*

(i) Subsidiaries

Subsidiaries are entities, including special purpose entities, over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. 重要會計政策概要(續)

(b) 合併賬目(續)

(i) 附屬公司(續)

於附屬公司之投資在本公司資產負債表以成本值扣減減值虧損撥備入賬(如有)。附屬公司之業績由本公司按已收及應收股息基準入賬。

(ii) 少數股東權益交易

本集團採納了一項政策，將其與少數股東進行之交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於合併利潤表記賬。向少數股東進行購置而導致的商譽相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iii) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%-50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識別的商譽(扣除任何減值虧損)。

本集團應佔收購後聯營公司的溢利或虧損於合併利潤表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何於本質上構成部份集團於聯營公司的投資淨額之長期權益，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation *(continued)*

(i) *Subsidiaries (continued)*

In the Company's balance sheet the investments in subsidiaries are stated at cost less accumulated impairment losses, if any. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) *Transactions with minority interests*

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group and are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) *Associated companies*

Associated companies are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investment in an associated company is accounted for using the equity method of accounting and is initially recognised at cost. The Group's investment in an associated company includes goodwill identified on acquisition, net of any impairment loss.

The Group's share of its associated company's post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any long-term interest that, in substance, form part of the Group's net investment in the associated company, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

2. 重要會計政策概要(續)

(b) 合併賬目(續)

(iii) 聯營公司(續)

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

(iv) 共同控制實體

共同控制實體指涉及成立法團、合夥經營或其他實體之合營企業，當中每名合營方均擁有權益。該實體之經營方式與其他實體相同，惟合營方之間合約安排規定彼等對有關實體之經濟活動擁有共同控制權。

於合併財務報表共同控制實體之投資以權益會計法入賬，初步按成本確認。本集團之應佔共同控制實體收購後溢利或虧損於合併利潤表確認，而應佔收購後儲備變動則於儲備確認。累計收購後變動於投資賬面值調整。倘本集團應佔共同控制實體之虧損相等於或超出其於該共同控制實體之投資(包括任何於本質上構成本集團於共同控制實體部份投資淨值之長期權益)，本集團不會進一步確認虧損，除非本集團已代表共同控制實體承擔負債或付款。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation *(continued)*

(iii) *Associated companies* (continued)

Unrealised gains on transactions between the Group and its associated company are eliminated to the extent of the Group's interests in the associated company. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the associated company have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iv) *Jointly controlled entity*

A jointly controlled entity is an entity established under a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to a joint control and none of the participating parties has unilateral control over the economic activity.

In the consolidated financial statements, investment in a jointly controlled entity is accounted for by the equity method of accounting and is initially recognised at cost. The Group's share of post-acquisition profits or losses of the jointly controlled entity is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of investment. When the Group's share of losses in the jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any long-term interest that, in substance, form part of the Group's net investment in the jointly controlled entity, the Group does not recognise further losses, unless it has incurred obligation or made payments on behalf of the jointly controlled entity.

2. 重要會計政策概要(續)

(b) 合併賬目(續)

(iv) 共同控制實體(續)

本集團與其共同控制實體間之交易所產生未變現收益與本集團於該共同控制實體之權益對銷。惟除對於有證據顯示所轉讓資產出現減值之交易外，其他未變現虧損亦會對銷。共同控制實體之會計政策在需要情況下已予以轉變，以確保符合本集團所採納之政策符合一致。

(c) 分部報告

營運分部的報告方式須與主要營運決策者獲提供的內部報告的方式一致。主要營運決策者負責分配資源並且評核營運分部的表現，乃識別為作出策略性決定的執行董事。

(d) 外幣換算

(i) 功能和呈報貨幣

本集團旗下各公司之財務報表所列項目均採用有關公司營業所在之主要經濟環境通用之貨幣(「功能貨幣」)為計算單位。合併財務報表以港元呈報。港元為本公司之功能貨幣及本集團之呈報貨幣。

(ii) 交易及結餘

外幣交易採用交易日期或項目重新計量估值日期的現行匯率換算為功能貨幣。結算該等交易產生的匯兑盈虧以及將外幣計值的貨幣資產及負債按年終匯率換算產生的匯兑盈虧在利潤表內確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation *(continued)*

(iv) Jointly controlled entity (continued)

Unrealised gains on transactions between the Group and its jointly controlled entity are eliminated to the extent of the Group's interest in the jointly controlled entity. Unrealised losses are also eliminated unless the transactions provide evidence of an impairment of the assets transferred. Accounting policies of the jointly controlled entity has been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive directors that make strategic decisions.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollar ("HK$"), which is the Company's functional and the Group's presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2. 重要會計政策概要(續)

(d) 外幣換算(續)

(iii) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有惡性通貨膨脹經濟的貨幣)的業績和財務狀況按如下方法換算為列報貨幣：

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的年結日匯率換算；

(ii) 每份利潤表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及

(iii) 所有由此產生的匯兑差額確認為權益的獨立組成項目。

在合併賬目時，換算海外業務的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具時所產生的匯兑差額均列入股東權益。售出或清理部分海外業務時，該等匯兑差額在合併利潤表確認為出售盈虧的一部份。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按年結日匯率換算。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(d) Foreign currency translation *(continued)*

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2. 重要會計政策概要(續)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) 土地租賃及土地使用權

土地租賃及土地使用權於營運租賃內列賬，有關金額按成本減去累計攤銷及累計減值損失(如有)列賬。成本主要包含支付廠房及物業所在土地之使用權之金額。土地使用權得到相關使用權開始，為期由38至69年不等。租賃及土地使用權之攤銷按租賃期以直線法計算。

(e) Leasehold land and land use rights

Leasehold land and land use rights are stated at cost less accumulated amortisation and accumulated impairment losses, if any. Cost mainly represents consideration paid for the rights to use the land on which various plants and buildings are situated for a period ranging from 38 to 69 years from the date the respective right was granted. Amortisation of leasehold land and land use rights is calculated on a straight-line basis over the period of leases.

(f) 物業、機器及設備

物業、機器及設備(在建工程除外)均按歷史成本減累計折舊及累計減值虧損入賬。歷史成本包括收購有關項目購買價值、在建工程轉入成本及將該資產達致必須之工作條件及位置之直接成本。

當與項目有關之未來經濟利益可能流入本集團，而該項目成本能可靠計算時，其後成本方會計入資產之賬面值或確認為獨立資產(按適用情況而定)。其他維修及保養費用於產生期間於利潤表支銷。

物業、機器及設備之折舊以直線法或剩餘價值法於各資產估計可用年期內攤分其成本至剩餘價值，所採用年率如下：

樓宇	直線法2%
廠房設備及機器	剩餘價值法15%
裝修、傢俬及設備	剩餘價值法10%至33%
汽車	剩餘價值法15%至33%
模具及工具	剩餘價值法15%至50%

以融資租賃方式購入的固定資產亦按照以上之年率作出折舊。

(f) Property, plant and equipment

Property, plant and equipment other than construction-in-progress are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes purchase price of the asset, costs transferred from construction in progress and any directly attributable costs of bringing the asset to the working condition and location for its intended use.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line or reducing balance methods to allocate cost of each asset to their residual values over their estimated useful lives, as follows:

Buildings	straight-line 2%
Plant and machinery	reducing balance 15%
Leasehold improvements, furniture, fixtures and equipment	reducing balance 10% to 33%
Motor vehicles	reducing balance 15% to 33%
Moulds and tooling	reducing balance 15% to 50%

Assets held under finance leases are depreciated on the same basis as described above.

2. 重要會計政策概要*(續)*

(f) 物業、機器及設備*(續)*

資產之剩餘價值及可用年期於各結算日審閱及調整(如適用)。倘資產之賬面值高於其估計可收回金額，則其賬面值即時撇減至可收回金額(附註2(h))。

出售有關物業、機器及設備資產之損益透過比較所得款項淨值與賬面值釐定，並計入利潤表。

在建工程乃指在建築期間之廠房，並以成本減累積減值虧損入賬。成本包括樓宇建築成本及在興建期間為該等資產融資借貸所產生的利息費用及其他建築直接成本。所有其他借貸產生的利息費用均是成本。在建工程截至相關資產建設完成且可作擬定用途前不會計提折舊。有關資產投入使用時，該等成本會撥歸其他物業、廠房及設備，並按上文所載的政策折舊。

(g) 商譽

商譽指收購成本超過於收購日期本集團應佔所收購附屬公司的淨可識辨資產公平值得出的數額。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試而言，商譽會分配至現金產生單位。預期會從產生商譽之業務合併中獲益並按經營分部所確定之現金產生單位或現金產生單位組別會獲分配商譽。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(f) Property, plant and equipment *(continued)*

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(h)).

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

Construction-in-progress represents factory premises under construction and is stated at cost less accumulated impairment losses, if any. Cost includes the costs of construction, interest charges arising from borrowings used to finance these assets during the period of construction and other direct costs attributable to the construction. All other borrowing costs are expensed. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for the intended use. When the assets concerned are brought into use, the costs are transferred to property, plant and equipment and depreciated in accordance with the policy as stated above.

(g) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is tested annually for impairment and is carried at cost less accumulated impairment losses, if any. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

2. 重要會計政策概要(續)

(h) 附屬公司、聯營公司共同控制實體及非金融資產的減值

沒有確定使用年期或未可使用之資產無需攤銷／折舊，及至少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於利潤表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量(現金產生單位)的最低層次組合。除商譽外，已蒙受減值的資產在每個報告日期均就減值是否可以撥回進行檢討。

倘減值虧損於其後撥回，資產(現金產生單位)的賬面金額將調高至其經修訂的估計可收回金額，惟經調高的賬面金額不得超出該資產(現金產生單位)於過往年度未經確認減值虧損時的賬面金額。減值虧損的撥回會即時於收益表中確認。

倘投資附屬公司所產生的股息超過附屬公司於派息期間的綜合總收入，或獨立財務報表內的投資帳面值超過合併財務報表內被投資者的淨資產(包括商譽)賬面值，則本公司在收取有關投資所得股息時即須對此等投資進行減值測試。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(h) Impairment of investments in subsidiaries, an associated company, and a jointly controlled entity and non-financial assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation/depreciation, and are at least tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows ("cash-generating units"). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in the income statement.

Impairment testing of the investments in subsidiaries, associated company and jointly controlled entity is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiaries, associated company or jointly controlled entity in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee's net assets including goodwill.

2. 重要會計政策概要(續)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) 金融資產

本集團將其金融資產分類為以下類別：按公平值計入損益、貸款及應收款，以及可供出售。分類視乎收購金融資產之目的而定。管理層於初步確認金融資產時將其分類。

(a) 按公平值計入損益之金融資產

按公平值計入損益之金融資產為持作買賣之金融資產。倘收購一項金融資產之主要目的為在短期內出售，則該項資產會分類作此類別。衍生工具除非被指定作對沖，否則均歸入持作買賣之類別。此分類之資產分類為流動資產。

(b) 貸款及應收款項

貸款及應收款項為有固定式可釐定付款且沒有在活躍市場上報價。包括在流動資產內但若到期日由報告期末起計過12個月者，則分類為非流動資產。集團之貸款及應收款項包括合併資產負債表內之應收貿易賬項及應收票據、應收聯營公司款項，其他應收款項及現金及現金等價物。

(c) 可供出售金融資產

可供出售金融資產乃指定為此類別或不屬於其他任何類別之非衍生金融工具。除非管理層有意在報告期末後十二個月內將資產出售，否則資產應列為非流動資產。

(i) Financial Assets

The Group classifies its financial assets into the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determined payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables include trade and notes receivables, amount due from an associated company, other receivables and cash and cash equivalents in the consolidated balance sheet.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months at the end of the reporting period.

2. 重要會計政策概要(續)

(i) 金融資產(續)

經常性投資買賣在交易日(即本集團承諾購買及出售之日期)確認。所有並非按公平值計入損益賬之金融資產之投資初步以公平值加交易成本入賬。按公平值計入損益列賬之金融資產初步以公平值確認,交易成本屬於利潤表支銷。若從投資收取現金流量之權利已過期或已轉移及本集團已將所有權之重要風險及回報轉移,金融資產將不予確認。可供出售金融資產及按公平值計入損益之金融資產其後以公平值列賬。貸款及應收賬款其後使用實際利率法按攤銷成本列賬。

因「按公平值計入損益之金融資產」類別公平值變動而產生之盈虧及其股息收入均於產生期間在利潤表「其他利益 — 淨額」內確認。

歸類為可供出售金融資產之貨幣性證券(以外幣計),其公平值變動可分為由已攤銷成本變動所引致之滙兑差異,及其他賬面值變動。貨幣性證券之滙兑差異於利潤表入賬,而非貨幣性證券之滙兑差異則在其他綜合收益內反映。歸類為可供出售金融資產之貨幣性及非貨幣性證券之公平值之變動在其他綜合收益內反映。

當分類為可供出售的證券售出或減值時,其在權益中確認的累計公平值調整列入利潤表內。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(i) Financial Assets *(continued)*

Regular purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'other gains — net' in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in the income statement; translation differences on non-monetary securities are recognised in other comprehensive income. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustment recognised in equity are included in the income statement.

2. 重要會計政策概要*(續)*

(i) 金融資產*(續)*

可供出售股權工具之利息，按有效利率法，於利潤表內確認。若本集團收取股息之權利已被確定，可供出售股權工具之股息可於利潤表內確認。

(j) 衍生金融工具

衍生工具按於衍生工具合約訂立日期之公平值確認，其後按公平值重新計量。確認所產生之收益或虧損的方法取決於該衍生工具是否指定作對沖工具，如指定為對沖工具，則取決於其所對沖項目之性質。由於集團的衍生金融工具並不符合資格作對沖會計處理，衍生工具之公平值變動須立即於利潤表入賬。

(k) 金融資產的減值

本集團在每個報告期末評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。倘因於初步確認資產後發生之一項或多項事件(「虧損事件」)而出現客觀減值證據，而該項虧損事件(或多項虧損事件)對一項金融資產或一組金融資產之估計未來現金流量之影響能被可靠估計，則該項金融資產或該組金融資產方為出現減值，並產生減值虧損。

本集團首先評估是否存在客觀減值證據。虧損金額以該資產之帳面值與按金融資產原實際利率貼現之估計未來現金流量(不包括未產生之未來信貸虧損)之差額計量。資產帳面值予以扣減，虧損金額則於利潤表確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(i) Financial Assets *(continued)*

Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statement as part of other income when the Group's right to receive payments is established.

(j) Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair values. The method of recognising the resulting gains or losses depends on whether the derivative is designated and qualified as a hedging instrument, and if so, the nature of the item being hedged. Since the derivative financial instruments entered into by the Group do not qualify for hedge accounting, changes in the fair value of any derivative instruments are recognised immediately in the income statement.

(k) Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount is reduced and the amount of the loss is recognised in the income statement.

2. 重要會計政策概要*(續)*

(k) 金融資產的減值*(續)*

倘於其後期間，減值虧損金額減少，而該減少在客觀上與確認減值虧損後發生之事件有關(如債務人之信貸評級改善)，則於利潤表確認過往確認減值虧損之撥回。

至於被分類為可供出售的權益投資，證券公允價值的大幅度或長期跌至低於其成本值，亦是證券已經減值的證據。若可供出售金融資產存在此等證據，累計虧損－按購買成本與當時公允價值的差額，減該金融資產之前在損益確認的任何減值虧損計算 — 自權益中剔除並在單獨的合併利潤表記賬。在單獨的合併利潤表確認的權益工具的減值虧損不會透過單獨的合併利潤表轉回。

(l) 存貨

存貨按成本及可變現淨值兩者的較低者列賬。成本乃按加權平均基準之方法計算。製成品及在製品的成本包括原材料、直接勞工、其他直接成本和相關的生產經常開支(依據正常營運能力)。這不包括貸款成本。可變現淨值為在通常業務過程中的估計銷售價，減去適用的銷售費用。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(k) Impairment of financial assets *(continued)*

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the reversal of the previously recognised impairment loss is recognised in the income statement.

In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the separate consolidated income statement. Impairment losses recognised in the separate consolidated income statement on equity instruments are not reversed through the separate consolidated income statement.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by using the weighted average method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2. 重要會計政策概要(續)

(m) 應收賬款及其他應收款項

應收賬款及其他應收款項須初步按公平值確認，其後以有效利率法按攤銷成本扣除減值撥備(如有)計算。當有客觀證據顯示本集團將不能按應收款項原本期限收回全數款項時，須即就應收賬款及其他應收款項作出撥備。撥備金額為資產賬面值與按有效利率折讓之估計未來現金流量現值之間之差額。資產賬面值於使用撥備賬目過程中減少，虧損金額在合併損益賬確認為其他經營開支。倘應收賬款無法收回，則於撥備賬目中撇銷應收賬款。其後收回的之前撇銷款項在利潤表入帳。

(n) 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款及銀行透支。銀行透支在資產負債表的流動負債項中貸款內列示。

(o) 金融負債及權益

集團推行之金融負債及權益工具按照契約安排分類及定義為財務負債及權益工具。財務負債(包括應付營業賬項及其他應付款項)乃是以公平值計算及使用有效利息方法。權益工具是任何契約不符合財務負債的定義及有根據顯示對集團扣除所有負債後還有剩餘權益。

普通股分類為權益。發行新股或購股權之應佔成本扣除稅項後將收益直接於權益中扣除。

當任何集團公司購入公司之股本，其權益購買代價及相應之直接成本，由保留盈利轉到股本贖回儲備。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(m) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated income statement within administrative expenses. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited to the income statement.

(n) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(o) Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. Financial liabilities (including trade and other payables) are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. An equity instrument is any contract that does not meet the definition of financial liability and evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs, net of tax, directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Where any group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs, is transferred from retained profits to capital redemption reserve.

2. 重要會計政策概要(續)

(p) 借貸

借貸初步以公平值(扣除所產生交易成本)確認。借貸其後以攤銷成本列賬。所得款項(扣除交易成本)與贖回價值間之差額，乃以有效利率法於借貸期間在利潤表確認。

除非本集團有權無條件將債項延長至結算日後最少十二個月後清償，否則借貸將歸類為流動負債。

(q) 借貸成本

建設任何合資格資產的借貸成本於有關資產需要落成及達致其擬定用途的期間撥作資本。所有借貸成本於產生期間計入利潤賬。所有借貸成本均於發生年度內於利潤表內入賬。

(r) 當期及遞延所得稅

本期間的稅項支出包括當期和遞延稅項。除與其他綜合收入中或直接在權益中確認的項目有關者外，稅項在合併利潤表中確認。在該情況下，稅項亦分別在其他綜合收入或直接在權益中確認。

當期所得稅支出根據本公司及附屬公司及共同控制實體營運及產生應課稅收入的國家於結算日已頒佈或實質頒佈的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(p) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(q) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are charged to the income statement in the period in which they are incurred.

(r) Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries, associated company and jointly controlled entity operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

2. 重要會計政策概要(續)

(r) 當期及遞延所得稅(續)

遞延所得稅乃就資產及負債之稅基與其於財務報表所示賬面值之間暫時差額，以負債法作出全數撥備。然而，倘遞延所得稅乃產生自於交易(業務合併除外)中對資產或負債之初步確認，而交易當時並無影響會計或應課稅溢利或虧損，則不會列賬。遞延所得稅乃以於結算日已頒佈或實際頒佈之稅率(及法律)釐定，並預期於變現相關遞延所得稅資產或償還遞延所得稅負債時適用。

所確認遞延所得稅資產以預期日後可能出現應課稅溢利用作抵銷暫時差額為限。

除非本集團可控制撥回該暫時差額之時間，及該暫時差額不大可能於可預見將來撥回，本集團就於附屬公司、聯營公司及共同控制實體之投資所產生暫時差額作出遞延所得稅撥備。

倘有能通過法律途徑實行將當期所得稅資產與當期所得稅負債互相抵銷之權利及倘遞延所得稅資產及負債涉及同一稅務機關對稅務實體徵收的所得稅或不同稅務實體有意按淨值基準償還結餘，遞延所得稅資產及負債乃予以互相抵銷。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(r) Current and deferred income tax *(continued)*

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction affects neither accounting non-taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associated company and jointly controlled entity, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is legally enforceable rights to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

2. 重要會計政策概要(續)

(s) 僱員福利

(i) 退休金責任

本集團參與若干可供所有相關僱員享用的設定提存供款退休福利計劃。該等計劃一般以向政府成立的計劃或信託管理基金支付款項之方式運作。設定提存計劃指本集團以強制、合約或自願基準向獨立實體作出供款之退休金計劃。倘基金並無足夠資產就本期及過往期間之僱員服務向所有僱員支付福利，本集團並無法定或推定責任作出進一步供款。

退休計劃之所有供款均全部及即時授予。本集團並無未授予之福利以減少將來供款。

(ii) 花紅計劃

當本集團因僱員已提供之服務而產生現有法定或推定責任，而該責任金額可靠估算時，酌情發放之花紅之預計成本將被確立為負債。酌情發放之花紅之負債預期在十二個月內支付，並以預計需付之金額計算。

(iii) 僱員應享假期

僱員的年假權利於僱員應享時確認。本集團就僱員截至結算日止已提供的服務而享有的年假的估計負債作出撥備。

僱員應享的病假及產假於休假前不予確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(s) Employee benefits

(i) Pension obligations

The Group participates in various defined contribution retirement benefit plans which are available to all relevant employees. These plans are generally funded through payments to schemes established by government or trustee-administered funds. A defined contribution plan is a pension plan under which the Group pays contributions on a mandatory, contractual or voluntary basis into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current and prior periods.

All contributions to pension plans are fully and immediately vested and the Group had no unvested benefits available to reduce its future contributions.

(ii) Bonus plan

The expected cost of bonus payments is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities of bonus plan are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

(iii) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

2. 重要會計政策概要(續)

(t) 租賃(作為承租人)

(i) *融資租約*

凡資產擁有權之絕大部分風險及回報轉讓予本集團之物業、機器及設備租約，均列作融資租約。融資租約在開始時按租賃資產之公平值及最低租金付款之現值(以較低者為準)撥充資本。每期租金均分攤為負債及財務費用，以達到每期尚未償還的融資結餘按等額比率扣除。相應租賃承擔在扣除財務費用後計入流動及非流動借貸內。財務費用之利息部分於租約期內在利潤表確認，使財務費用與每個期間之負債餘額之比為常數定期利率。

(ii) *經營租約*

凡資產擁有權之絕大部分風險及回報仍歸出租公司所有之租約，均列作經營租約。根據經營租約作出之付款(扣除出租公司給予之任何優惠)在租期內以直線法自利潤表中扣除。

(u) 收入及收益確認

收入包括銷售貨品及服務已收或應收代價之公平值。收入在扣除增值稅、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

本集團於能可靠計量收益及收入金額，且可能有未來經濟利益流入公司以及本集團以下各項業務符合特定條件時確認收益及收入。本集團根據過往業績作出估計，並經考慮客戶類別、交易類別及各項安排之特定因素。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(t) Leases (as the lessee)

(i) *Finance leases*

Leases of property, plant and equipment that substantially transfer to the Group all the risks and rewards of ownership of assets are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities, where appropriate. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(ii) *Operating leases*

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the lease periods.

(u) Revenue and income recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

2. 重要會計政策概要(續)

(u) 收入及收益確認(續)

(i) 銷售貨品

當銷售貨品於集團實體向客戶交付產品、客戶接受產品及能合理保證相關應收款項能收回後，銷售貨品之收益即確認入賬。

(ii) 利息收入

利息收入以有效利率法基準確認。

(iii) 租金收入

營業租約租金收入按租期以直線法確認。

(v) 股息分派

向本公司權益持有人分派之股息由本公司股東或董事(如適用)所批准並於相關之財政年度在財務報表確認為負債。

3. 財務風險管理

3.1 財務風險因素

本集團經營活動面對各種財務風險，包括外匯風險、價格風險、信貸風險、流動資金風險及現金流量及公平值利率風險。本集團整體風險管理計劃針對難以預測的金融市場，以將對本集團財務表現的潛在不利影響降至最低。

管理層定期監察本集團之財務風險。用作對沖若干風險的財務衍生金融工具均由本集團董事局批准的政策所規管。本集團非經常性會透過簽訂遠期外匯合約以管理其匯兑風險。本集團並無運用衍生金融工具作投機活動。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(u) Revenue and income recognition *(continued)*

(i) Sales of goods

Revenue from the sale of goods is recognised when a group entity has delivered products to the customer, the customer has accepted the products and collectivity of the related receivables is reasonably assured.

(ii) Interest income

Interest income is recognised using the effective interest method.

(iii) Rental income

Rental income under operating leases is recognised on a straight-line basis over the lease periods.

(v) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or directors, where appropriate.

3. FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: foreign exchange risk, price risk, credit risk, liquidity risk, and cash flow and fair value interest-rate risks. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Management regularly monitors the financial risks of the Group. The use of derivative financial instruments to hedge certain risk exposures is governed by the Group's policies approved by the Board of Directors of the Company. The Group would occasionally enter into certain forward foreign exchange contracts to manage its exchange risks. The Group does not use derivative financial instruments for speculative purposes.

3. 財務風險管理(續)

3.1 財務風險因素(續)

(a) 外匯風險

本集團業務主要位於香港、中國及加拿大，其大部份交易以美元、港元、人民幣及加元結算。倘日後商業交易或已確認資產及負債以非公司功能貨幣之貨幣計值，則外匯風險將會產生。本集團主要面臨美元，加元及人民幣的外匯風險。由於港元與美元掛鈎，管理層認為由美元產生之外滙風險屬相對輕微。

管理層已訂立政策，要求集團公司管理與其功能貨幣有關的外匯風險。管理主要包括有關集團公司因銷售及購貨以非公司功能貨幣而引起之風險。集團亦定期檢討外匯風險及考慮使用遠期合約去管理外匯風險(如適合)。於二零一零年三月三十一日，本集團沒有任何未到期之外幣遠期合約。

於二零一零年三月三十一日，本集團應收聯營公司賬項、若干應收營業賬項、現金及銀行結餘及應付營業賬項以外幣計值，詳情於財務報表相關附註披露。

於二零一零年三月三十一日，倘港元對人民幣貶值／升值5%且所有其他因素保持不變，則年度税後虧損(二零零九年：税後溢利)將會減少／增加約160,000港元(二零零九年：增加／減少161,000港元)，主要是因換算以人民幣列值的財務資產及負債而產生的匯兑虧損／收益。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(a) *Foreign exchange risk*

The Group mainly operates in Hong Kong, the Mainland China and Canada with most of the transactions settled in United States dollar ("US$"), HK$, Chinese Renminbi ("RMB") and Canadian dollar ("CAD"). Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group is exposed to foreign exchange risk from various currency exposures, primarily with respect to US$, CAD and RMB. Since HK$ is pegged to US$, management are of the opinion that the exchange rate risk exposure arising from US$ is insignificant.

Management has a policy to require group companies to manage their foreign exchange risk against their functional currencies. It mainly includes managing the exposures arise from sales and purchases made by the relevant group companies in currencies other than their own functional currencies. The Group also manages its foreign exchange risk by performing regular reviews of the Group's net foreign exchange exposures and would consider the use of foreign exchange contracts to manage its foreign exchange risks, where appropriate. As at 31 March 2010, the Group did not have any outstanding foreign exchange contracts.

As at 31 March 2010, the amount due from an associated company, certain of the Group's receivables, cash and bank balances and trade payables were also denominated in foreign currencies, details of which have been disclosed in the respective notes to the financial statements.

At 31 March 2010, if HK$ had weakened/strengthened by 5% against RMB, with all other variables held constant, post-tax loss for the year (2009: post-tax profit) would have been approximately HK$160,000 lower/higher (2009: HK$161,000 lower/higher), mainly as a result of foreign exchange gains/losses on translation of RMB-denominated financial assets and liabilities.

3. 財務風險管理(續)

3.1 財務風險因素(續)

(a) *外匯風險(續)*

於二零一零年三月三十一日，倘美元對加元貶值／升值5%且所有其他因素保持不變，則年度稅後虧損(二零零九年：稅後溢利)將會增加／減少約524,000港元(二零零九年：增加／減少538,000港元)，主要是因換算以加元列值的財務資產及負債而產生的匯兑虧損／收益。

(b) *價格風險*

本集團面對之股本證券價格風險乃源於合併資產負債表分類為可供出售金融資產的投資。由於可供出售金融資產對集團的重要性相對不大，因此管理層認為該可供出售金融資產的任何合理公平價值轉變對財務報表影響不大。據此，並沒有呈列相關敏感性分析。

(c) *信貸風險*

本集團並無高度集中的信貸風險。載於合併資產負債表的銀行結餘、衍生金融工具、應收營業賬項及應收票據、按金及其他應收款及應收聯營公司款項的賬面值為本集團財務資產所承受的最大信貸風險。

本集團大部分銀行結餘由位於香港、中國及加拿大的大型金融機構持有，管理層認為屬於高信貸質量。且管理層並不預期會出現任何因該等金融機構不履約而產生的虧損。

集團已制訂政策保証銷售的客戶均有良好信貸記錄及集團定期評估客戶的信貸記錄。集團一般不會要求客戶提供抵押。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(a) *Foreign exchange risk* *(continued)*

At 31 March 2010, if CAD had weakened/strengthened by 5% against USD, with all other variables held constant, post-tax loss for the year (2009: post-tax profit) would have been approximately HK$524,000 higher/lower (2009: HK$538,000 lower/higher), mainly as a result of foreign exchange losses/gains on translation of CAD-denominated financial assets and liabilities.

(b) *Price risk*

The Group is exposed to equity securities price risk in respect of investments held by the Group which are classified as available-for-sale. As the available-for-sale financial assets are relatively insignificant to the Group, management considers that any reasonable changes in the fair value of the available-for-sale financial assets would not have a significant financial impact to the financial statements. Accordingly, no sensitivity analysis is presented thereon.

(c) *Credit risk*

The Group has no significant concentrations of credit risk. The carrying amounts of cash at bank, derivatives financial instruments, trade and notes receivables, deposits and other receivables and amount due from an associated company included in the consolidated balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets.

Substantially all of the Group's cash at bank are deposited in major financial institutions located in Hong Kong, the Mainland China and Canada, which management believes are of high credit quality. Management does not expect any losses arising from non-performance by these counterparties.

The Group also has policies in place to ensure that sale of products are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collaterals from trade debtors.

3. 財務風險管理(續)

3.1 財務風險因素(續)

(c) 信貸風險(續)

於二零零九年及二零一零年三月三十一日，於其他應收款項中，包括集團貸款3,868,000港元予一家獨立第三者公司，詳情載於附註26。該款項原本於二零零八年九月二十三日償還，經過集團及該獨立第三者雙方同意後，協議該款項到期日延長至二零零九年十一月三十日，金額按每次要求而定詳情載於附註26。董事已就該獨立第三者的還款能力作出評估，認為他們缺乏還款能力的信貸風險較低，而該應收款將以還款或收購該公司部份權益來償還。

聯營公司應收款主要由商業貿易所引起，詳細資料於附註40中披露。截至二零一零年三月三十一日，聯營公司的逾期不清還應收款為4,382,000港元。但是由於應收款已使用聯營公司的資產作抵押及聯營公司已不斷清繳欠款，所以不考慮減值。董事認為由於集團對聯營公司的財務及營運有顯著影響力，因此應收聯營公司款項的信貸風險相對較低、並相信不會因其拖欠而構成損失。

管理層定期對整體及個別應收賬款及其他應收款評估信貸質素，包括聯營公司應收款。評估準則根據過往付款紀錄、逾期時間、財務狀況及是否存在交易爭議。集團於收回應收款的過往紀錄在可接納的範圍內，董事確信壞賬撥備已在財務報表中充分反映。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(c) Credit risk *(continued)*

As at 31 March 2009 and 2010, included in other receivables of the Group was a loan due from an independent third party company of HK$3,868,000, details of which have been disclosed in note 26. The amount was originally scheduled to be repayable by 23 September 2008 whereby it was mutually agreed between the Group and the third party to extend the relevant terms of the agreement, as detailed in note 26, to 30 November 2009 and the amount has become repayable on demand thereafter. The directors have assessed the financial strength of the third party and are of the opinion that credit risk for non-performance by this third party is relatively low such that the receivable could either be recovered through repayment or through acquisition of the relevant equity interest in the company.

The amount due from an associated company is mainly arisen from trading transactions with the associated company, details of which are disclosed in note 40. As at 31 March 2010, the amount due from the associated company of HK$4,382,000 was overdue but not considered to be impaired as these receivables are secured by the assets of the associated company and continuous settlement have been received. The directors are of the opinion that as the Group has significant influence over the financial and operating decision of the associated company, the risk of default from the associated company is relatively low and do not anticipate any losses arising from non-performance by the counterparty.

Management makes periodic collective assessment as well as individual assessment on the recoverability of trade and other receivables, including amount due from an associated company, based on historical payment records, the length of the overdue period, the financial strength of the trade and other debtors and whether there are any disputes with the relevant debtors. The Group's historical experience in collection of trade and other receivables falls within the recorded allowances and directors are of the opinion that adequate provision for uncollectible receivables has been made in these financial statements.

3. 財務風險管理(續)

3.1 財務風險因素(續)

(d) 流動資金風險

審慎的流動資金風險管理指維持充足的現金及現金等價物，及透過充裕之已承擔信貸融資以維持可供動用資金。

本集團的主要現金需求主要為添置及提升物業、廠房及設備、償付有關債務，以及支付應付營業賬項及其他應付款及經營開支。本集團透過內部資源與銀行借款等不同組合為其營運資本所需提供資金(如需要)。

本集團的政策是定期監察當前及預期的流動資金需求以確保維持足夠現金及現金等價物，及透過足夠金額的承擔信貸，以滿足短期及長期的流動資金所需。

下表載列根據由結算日至合約到期日的剩餘期間本集團相關到期類別的財務負債分析。下表披露的金額為基於本集團需要償付的最早日期訂約非貼現現金流量。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(d) Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Group's primary cash requirements have been for additions of and upgrades on property, plant and equipment, settlement of borrowings, payment for trade and other payables and payment for operating expenses. The Group mainly finances its working capital requirements through a combination of internal resources and bank borrowings, as necessary.

The Group's policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash and cash equivalents and adequate amount of committed credit facilities to meet its liquidity requirements in the short and long term.

The table below analyses the Group's financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows based on the earliest date on which the Group can be required to pay.

3. 財務風險管理(續) 3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 財務風險因素(續) 3.1 Financial risk factors *(continued)*

(d) *流動資金風險(續)* *(d)* ***Liquidity risk*** *(continued)*

		一年內 **Within 1 year** *千港元* *HK$'000*	一年至兩年 **Between 1 and 2 years** *千港元* *HK$'000*	二年至五年 **Between 2 and 5 years** *千港元* *HK$'000*
集團	**Group**			
二零一零年三月三十一日	**At 31 March 2010**			
銀行貸款	Borrowings	196,638	19,757	17,955
應付營業賬項	Trade payables	258,709	–	–
應付費用及其他應付款項	Accruals and other payables	20,189	–	–
二零零九年三月三十一日	At 31 March 2009			
銀行貸款	Borrowings	165,353	35,309	–
應付營業賬項	Trade payables	138,826	–	–
應付費用及其他應付款項	Accruals and other payables	18,102	–	–
衍生金融工具	Derivative financial instruments	34	–	–

於二零一零年及二零零九年三月三十一日,所有公司之財務負債均按合約於十二個月內償還。

As at 31 March 2010 and 2009, all the Company's financial liabilities were due for settlement contractually within 12 months.

(e) *現金流量及公平值利率風險* *(e)* ***Cash flow and fair value interest-rate risk***

本集團並無重大計息資產。除銀行存款,本集團的收入及經營現金流量大致上不受市場利率變動的影響,而有關銀行結餘的詳情在附註27披露。本集團所涉及的利率變動風險主要來自借款,有關詳情在附註28披露。按浮動利率計息的借款使本集團面對現金流量風險,而按固定利率計息的借款則使本集團面對公平值利率風險。本集團並無利用任何利率掉期安排對沖利率風險。

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets except for the cash at bank, details of which are disclosed in note 27. The Group's exposure to changes in interest rates is mainly attributable to its bank borrowings, details of which are disclosed in note 28. Borrowings carried at floating rates expose the Group to cash flow interest rate risk whereas those carried at fixed rates expose the Group to fair value interest rate risk. The Group has not used any interest rate swaps to hedge its exposure to interest rate risk.

3. 財務風險管理(續)

3.1 財務風險因素(續)

(e) 現金流量及公平值利率風險(續)

於二零一零年三月三十一日,倘借貸利率增多/減少50點子且所有其他變量保持不變,則年度稅後虧損(二零零九年:除稅後溢利)將會減少/增多330,000港元(二零零九年:減少/增多291,000港元),主要是因浮動借貸利率的利息費用增加/減少。

3.2 公平值估計

自二零零九年四月一日起生效,本集團就於資產負債表按公平值計量之財務工具採納香港財務報告準則7(修改)。該修訂規定按以下公平值計量之層級披露公平值計量方法:

- 同類資產或負債於活躍市場上之報價(未經調整)(層級一)。
- 計入第一層內之報價以外之資產或負債之可觀察參數,不論直接(即價格)或間接(即衍生自價格)(層級二)。
- 非基於可觀察市場數據之資產或負債參數(不可觀察參數)(層級三)。

於二零一零年及二零零九年三月三十一日,本集團所有可供出售金融資產之公平值釐定均包括在層級一,而衍生金融工具則包括在層級二。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(e) Cash flow and fair value interest-rate risk (continued)

As at 31 March 2010, if the interest rates on borrowings had been 50 basis points higher/lower, with all other variables held constant, post-tax loss for the year would have been HK$330,000 higher/lower (2009 post-tax profit would have been HK$291,000 lower/higher), mainly as a result of higher/lower interest expense on floating rate borrowings.

3.2 Fair value estimation

Effective from 1 April 2009, the Group adopted the amendment to HKFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at 31 March 2010 and 2009, all the resulting fair value estimates on the available-for-sale financial assets are included in level 1, whereas those of the derivative financial instruments are included in level 2.

3. 財務風險管理*(續)*

3.2 公平值估計*(續)*

在活躍市場買賣的財務工具的公平值根據結算日的市場報價列賬。當報價可即時和定期從證券交易所、交易商、經紀、業內人士、定價服務者或監管代理獲得，而該等報價代表按公平交易基準進行的實際和常規市場交易時，該市場被視為活躍。本集團持有的財務資產的市場報價為當時買盤價。此等工具包括於層級一。於層級一的金融工具包括可供出售金融資產的權益投益，於香港聯合交易所公開交易。

沒有在活躍市場買賣的財務工具(例如場外衍生工具)的公平值利用估值技術釐定。估值技術儘量利用可觀察市場數據，儘量少依賴主體的特定估計。如計算某一財務工具的公平值所需的所有重大輸入為可觀察數據，則該財務工具列入層級二。

如一項或多項重大輸入並非根據可觀察市場數據，則該財務工具列入第三層。

於二零零九年三月三十一日，外幣遠期合約之公平值計量乃按照資產負債表日的外幣滙率計算，則該財務工具列入層級二。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.2 Fair value estimation *(continued)*

The fair value of financial instruments trade in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise primarily equity investments classified as available-for-sale which are publicly traded in the Hong Kong Stock Exchange.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use-of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The fair value estimates on forward foreign currency contracts as at 31 March 2009 was determined primarily based on forward exchange rates at the balance sheet date and are included in level 2.

3. 財務風險管理(續)

3.3 資金風險管理

本集團的資金管理政策，是保障集團能繼續營運，以為股東提供回報和為其他權益持有人提供利益，同時維持最佳的資本結構以減低資金成本。

本集團管理資本架構，並根據經濟環境的變動作出調整。為了維持或調整資本結構，本集團可能會調整支付予股東的股息數額、向股東返還資本、發行新股或獲取新的銀行貸款。

本集團利用負債比率監察其資本。此比率按照債務淨額除以總資本計算。債務淨額為總借貸(包括合併資產負債表所列的即期及非即期貸款)減去現金及現金等價物。總資本為「權益」(如合併資產負債表所列)及債務淨額。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.3 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions. In order to maintain or adjust the capital structure, the Group may adjust the dividend payments to shareholders, return capital to shareholders, issue new shares or to obtain new bank borrowings.

The Group also monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (include current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as "equity", as shown in the consolidated balance sheet, plus net debt.

3. 財務風險管理(續)

3. FINANCIAL RISK MANAGEMENT (continued)

3.3 資金風險管理(續)

3.3 Capital risk management (continued)

於二零一零年及二零零九年三月三十一日，負債比率如下：

The table below analyses the Group's capital structure as at 31 March 2010 and 2009:

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
總借貸(附註28)	Total borrowings (Note 28)	**230,951**	195,841
減：現金及現金等價物(附註27)	Less: Cash and cash equivalents (Note 27)	**(166,627)**	(124,556)
債務淨額	Net debt	**64,324**	71,285
總權益	Total equity	**361,000**	384,571
總資本	Total capital	**425,324**	455,856
資本負債比率	Gearing ratio	**15%**	16%

本年度，集團之資本負債比率並無重大改變。

There is no material change in the Group's gearing ratio during the year.

於二零一零年三月三十一日，集團可使用借貸總額約為349,302,000港元(二零零九年：331,645,000港元)，而其中291,117,000港元(二零零九年：231,614,000港元)已被集團使用。

As at 31 March 2010, the total banking facilities made available to the Group amounting to approximately HK$349,302,000 (2009: HK$331,645,000) of which approximately HK$291,117,000 (2009: HK$231,614,000) was utilised by the Group.

4. 重要會計估計及判斷

本集團將依據過往預備財務報表的經驗及其他因素包括按現況對日後事件的合理預測，不斷為估計及判斷作出評估。本集團對未來作出估計所得之會計估計不一定相等於相關實際結果。以下所述為有相當風險的估計及假設，可導致須於下個財政年度對資產與負債之賬面值作重大調整。

(a) 物業、機器及設備的可使用年期及餘值

本集團管理層釐定其物業、機器及設備的估計可使用年期、餘值及有關折舊費用除在建工程外，其餘有關估計是基於本集團有意使用該等資產從而獲取未來經濟利益的估計年期而得出。是項估計乃以具相似性質或功能的物業、機器及設備的過往實際可使用年限為基準。倘可使用年期有別於估計則管理層將調整折舊費用，或將已報廢或出售的技術上過時或非策略資產撇帳或減值。

實際經濟年期可能與估計可用年期有別，實際餘值亦可能與估計餘值不同。本集團定期檢討折舊年期及餘值，故兩者可能出現變動，可能影響日後期間之折舊費用。

(b) 非金融資產減值

本集團至少每年對商譽進行測試是否有任何減值(附註17)。物業、機器及設備、租賃土地與土地使用權乃於有事件或情況變動顯示其賬面值可能不能收回時作減值檢討。可收回金額乃按其使用價值及市場價值減除相應之銷售開支所釐訂。此等計算及估值須運用判斷及推算。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENT

Estimates and judgements used in preparing financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Useful lives, residual values and depreciation of property, plant and equipment

The Group's management determines the estimated useful lives, residual values and related depreciation charges for its property, plant and equipment, other than construction-in-progress, with reference to the estimated periods that the Group intends to derive future economic benefits from use of these assets. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will revise the depreciation charge where useful lives or residual values are different to that of previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation expense in future periods.

(b) Impairment of non-financial assets

The Group tests at least annually whether goodwill has suffered any impairment (Note 17). Other non-financial assets including property, plant and equipment and leasehold land and land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts have been determined based on value-in-use calculations or fair value less costs to sell. These calculations require the use of judgements and estimates.

4. 重要會計估計及判斷(續)

(b) 非金融資產減值(續)

本集團於資產減值方面須作出判斷，特別是評估(i)有否出現可能資產價值收不回之跡象；(ii)資產賬面值是否獲得可收回金額支持，公平值減可賣成本或日後現金流量現值淨額以較高者決定，而日後現金流量按持續使用資產評估；及(iii)編製現金流量預測所用合適主要假設包括現金流量預測是否以合適比率折算。管理層所選假設以評估減值包括現金流量預測所用折算率或增長率若有變化，可能對減值檢測所用現值淨額帶來重大影響，從而影響集團財務狀況及營運成績。如預測表現及現金流量預測有重大逆轉改變，該減值需於利潤表列賬。

(c) 撇減存貨至可變現淨值

存貨可變現淨值指日常業務估計售價扣除估計銷售開支。有關估計根據現行市況及過往出售類似產品之經驗而作出。相關估計可能因客戶口味及競爭對手在行業激烈競爭中所採取措施而出現重大變動。管理層於各結算日重新評估此等估計。

(d) 應收賬項減值之估計

本集團按照對應收賬項及其他應收款可收回程度之評估就應收賬項及應收票據其他應收款及應收聯營公司款項作出減值撥備。此評估是基於其客戶及其他欠債人的信貸歷史，及當時市場狀況，同時需要加上判斷及估計。管理層在每年年結時進行重估。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENT *(continued)*

(b) Impairment of non-financial assets *(continued)*

Management judgement is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; and (iii) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management in assessing impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect the Group's financial position and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the income statement.

(c) Net realisable value of inventories

Net realisable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature. It could change significantly as a result of changes in customer taste and competitor actions in response to severe industry cycle. Management reassesses these estimates at each balance sheet date.

(d) Impairment of receivables

The Group's management determines the provision for impairment of trade and notes receivables, other receivables and amount due from an associated company based on an assessment of the recoverability of the receivables. The assessment is based on the credit history of its customers and other debtors and the current market condition, and requires the use of judgements and estimates. Management reassesses the provision at each balance sheet date.

4. 重要會計估計及判斷*(續)*

(e) 當期及遞延所得稅

本集團須繳納多個司法權區的所得稅。釐定各司法權區的所得稅撥備時，需作出判斷。在日常業務中有若干未能確切地釐定最終稅項的交易及計算。倘該等事宜的最終稅務結果有異於最初記錄的數額，則有關差額會影響釐定有關數額期間的所得稅及遞延所得稅撥備。

與若干暫時差異及稅項虧損有關之遞延所得稅資產按管理層認為未來有可能出現應課稅溢利可用作抵銷該等暫時差異或稅項虧損而確認。當預期之金額與原定估計有差異時，則該差異將會於估計改變之期間內影響遞延所得稅資產之確認及所得稅費用。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENT *(continued)*

(e) Current and deferred income tax

The Group is subject to income taxes in various jurisdictions. Judgement is required in determining the provision for income taxes in each of these jurisdictions. There are transactions and calculations during the ordinary course of business for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred income tax assets relating to certain temporary differences and tax losses are recognised when management considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilised. When the expectation is different from the original estimates, such differences will impact the recognition of deferred income tax assets and taxation charges in the period in which such estimates is changed.

5. 營業額及分部資料

5. TURNOVER AND SEGMENT INFORMATION

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
營業額	Turnover		
銷售貨品	Sales of goods	**1,628,377**	1,542,134

5. 營業額及分部資料(續)

分部資料

本集團主要從事設計、發展、生產及經銷電子元器件，合約電子專業生產服務及電子消費產品業務，及個人電腦產品經銷業務。

作出策略性決定為主要營運決策人為執行董事，(統稱為「主要營運決策人」)。主要營運決策人通過審閱本公司及其附屬公司的內部報告以評估業績表現並據此分配相應的資源。管理層亦根據該等報告對經營分部作出判定。

主要營運決策人從營運性質及產品角度考慮業務的業績表現，即「電子元器件經銷」、「電子專業合約生產服務」、「電子消費產品及電子元器件生產」及「個人電腦產品經銷」。

本集團各營運分部均為策略性業務單位，由不同單位的領導人去管理，分部之間的內部交易均為正常商業條款，與獨立第三方一樣。主要營運決策人根據呈報分部之除税前溢利業績評估經營分部的表現。提供予主要營運決策人的其他資料乃以與財務報表一致的方式計量。

呈報分部的資產總值不包括統一管理的遞延所得税資產、可供出售財務資產及總部的資產(主要包括部份總部的物業及設備及總部的現金及銀行結餘)。呈報分部的負債總值不包括當期及遞延所得税負債、總部的借貸及總部的負債。該等資產及負債為資產負債表合計的對賬部分。

5. TURNOVER AND SEGMENT INFORMATION *(continued)*

Segment information

The Group is principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services and consumer electronics, and the distribution of personal computer products.

The chief operating decision maker has been identified as the executive directors (collectively referred to as the "CODM") that make strategic decisions. The CODM reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM considers the business from the perspective of the nature of operations and the type of products, including the "Electronic Components Distribution", "Contract Electronic Manufacturing Services", "Consumer Electronics and Electronic Components Manufacturing" and "Personal Computer Distribution".

Each of the Group's operating segments represents a strategic business unit that is managed by different business unit leaders. Inter-segment transactions are entered into under the normal commercial terms and conditions that would normally be available to unrelated third parties. CODM assesses the performance of the operating segments based on a measure of profit before income tax. Other information provided to the CODM is measured in a manner consistent with that in the financial statements.

Assets of reportable segments exclude deferred tax assets, available-for-sale financial assets and corporate assets (mainly including certain corporate properties and equipment and corporate cash and bank balances), all of which are managed on a central basis. Liabilities of reportable segments exclude current and deferred income tax liabilities, corporate borrowings and other corporate liabilities. These are part of the reconciliation to total balance sheet assets and liabilities.

5. 營業額及分部資料(續) 5. TURNOVER AND SEGMENT INFORMATION (continued)

分部資料(續) Segment information *(continued)*

		截至二零一零年三月三十一日止年度 Year ended 31 March 2010				
		電子元器件經銷 Electronic Components Distribution 千港元 HK$'000	電子專業合約生產服務 Contract Electronic Manufacturing Services 千港元 HK$'000	電子消費產品及電子元器件生產 Consumer Electronics and Electronic Components Manufacturing 千港元 HK$'000	個人電腦產品經銷 Personal Computer Distribution 千港元 HK$'000	總額 Total 千港元 HK$'000
營業額	**Revenue**					
銷售貨品	Sales of goods	1,083,193	150,352	132,812	262,020	1,628,377
呈報分部之業績	**Results of reportable segments**	27,226	(2,871)	(42,044)	5,224	(12,465)
呈報分部之業績及本年度虧損的調節對賬如下：	A reconciliation of results of reportable segments to loss for the year is as follows:					
呈報分部之業績	**Results of reportable segments**					(12,465)
未分配開支	Unallocated expenses					(9,867)
經營結果	**Operating results**					(22,332)
融資成本 — 淨值	Finance costs — net					(3,619)
除税前虧損	**Loss before income tax**					(25,951)
利得税開支	Income tax expense					(5,410)
本年度虧損	**Loss for the year**					(31,361)
其他分部資料	**Other segment information:**					
資本性支出	Capital expenditure	1,706	9,066	6,753	317	17,842
變賣物業、機器及設備虧損	Loss on disposal on property, plant and equipment	–	–	(50)	–	(50)
物業、機器及設備折舊	Depreciation on property, plant and equipment	3,163	2,127	10,518	422	16,230
土地及土地使用權攤銷	Amortisation of leasehold land and land use rights	–	–	537	–	537
物業、機器及設備減值	Impairment of property, plant and equipment	–	–	14,200	–	14,200
存貨減值	Impairment of inventories	–	7,354	16,251	–	23,605
存貨減值	Write down of inventories	1,807	–	–	421	2,228
應收營業賬項減值	Impairment of trade receivables	161	–	–	435	596

5. 營業額及分部資料(續) 5. TURNOVER AND SEGMENT INFORMATION (continued)

分部資料(續) Segment information *(continued)*

		截至二零一零年三月三十一日止年度 Year ended 31 March 2010				
		電子元器件經銷 Electronic Components Distribution 千港元 HK$'000	電子專業合約生產服務 Contract Electronic Manufacturing Services 千港元 HK$'000	電子消費產品及電子元器件生產 Consumer Electronics and Electronic Components Manufacturing 千港元 HK$'000	個人電腦產品經銷 Personal Computer Distribution 千港元 HK$'000	總額 Total 千港元 HK$'000
分部資產	**Segment assets**					
其他分部資產	Segment assets	401,359	89,985	153,780	58,167	703,291
商譽	Goodwill	–	–	–	28,121	28,121
		401,359	89,985	153,780	86,288	731,412
可供出售金融資產	Available-for-sale financial assets					305
遞延所得稅資產	Deferred income tax assets					927
其他未分配資產	Other unallocated assets					149,258
合併資產負債表的資產總額	**Total assets per consolidated balance sheet**					881,902
分部負債	**Segment liabilities**	381,915	30,767	42,760	27,847	483,289
當期所得稅負債	Current income tax liabilities					1,596
遞延所得稅負債	Deferred income tax liabilities					1,877
其他未分配負債	Other unallocated liabilities					34,140
合併資產負債表的負債總額	**Total liabilities per consolidated balance sheet**					520,902

5. 營業額及分部資料(續) 5. TURNOVER AND SEGMENT INFORMATION *(continued)*

分部資料(續) Segment information *(continued)*

		截至二零零九年三月三十一日止年度 Year ended 31 March 2009				
		電子元器件經銷 Electronic Components Distribution *千港元 HK$'000*	電子專業合約生產服務 Contract Electronic Manufacturing Services *千港元 HK$'000*	電子消費產品及電子元器件生產 Consumer Electronics and Electronic Components Manufacturing *千港元 HK$'000*	個人電腦產品經銷 Personal Computer Distribution *千港元 HK$'000*	總額 Total *千港元 HK$'000*
營業額	**Revenue**					
銷售貨品	Sales of goods	795,098	223,490	215,197	308,349	1,542,134
呈報分部之業績	**Results of reportable segments**	24,388	4,387	(12,372)	2,529	18,932
呈報分部之業績及本年度盈利的調節對賬如下：	A reconciliation of results of reportable segments to profit for the year is as follows:					
呈報分部之業績	**Results of reportable segments**					18,932
未分配收入	Unallocated income					11,817
未分配開支	Unallocated expense					(13,459)
經營溢損	**Operating profit**					17,290
融資成本－淨額	Finance costs – net					(7,826)
除稅前溢利	**Profit before income tax**					9,464
利得稅開支	Income tax expense					(2,735)
本年度利潤	**Profit for the year**					6,729
其他分部資料	**Other segment information:**					
資本性開支	Capital expenditure	2,397	3,407	18,431	517	24,752
變賣物業、機器及設備收益及租賃土地及土地使用權	Gain on disposal of property, plant and equipment and leasehold land and land use rights	–	–	11,805	–	11,805
物業、機器及設備折舊	Depreciation on property, plant and equipment	4,612	2,069	10,194	406	17,281
租賃土地及土地使用權攤銷	Amortisation of leasehold land and land use rights	–	–	595	–	595
存貨減值	Write-down of inventories	3,233	–	3,285	–	6,518
應收營業賬項減值	Impairment of trade receivables	1,433	–	280	696	2,409

5. 營業額及分部資料(續) 5. TURNOVER AND SEGMENT INFORMATION (continued)

分部資料(續) **Segment information** *(continued)*

		截至二零零九年三月三十一日止年度 Year ended 31 March 2009				
		電子元器件經銷 Electronic Components Distribution 千港元 HK$'000	電子專業合約生產服務 Contract Electronic Manufacturing Services 千港元 HK$'000	電子消費產品及電子元器件生產 Consumer Electronics and Electronic Components Manufacturing 千港元 HK$'000	個人電腦產品經銷 Personal Computer Distribution 千港元 HK$'000	總額 Total 千港元 HK$'000
分部資產	**Segment assets**					
其他分部資產	Segment assets	330,421	83,144	116,459	47,800	577,824
商譽	Goodwill	–	–	–	22,704	22,704
		330,421	83,144	116,459	70,504	600,528
可供出售金融資產	Available-for-sale financial assets					168
遞延所得稅資產	Deferred income tax assets					172
其他未分配資產	Other unallocated assets					144,450
合併資產負債表的資產總額	**Total assets per consolidated balance sheet**					745,318
分部負債	**Segment liabilities**					
分部負債	Segment liabilities	200,995	12,836	44,759	24,119	282,709
當其利得稅負債	Current income tax liabilities					2,616
遞延所得稅負債	Deferred income tax liabilities					3,347
其他未分配負債	Other unallocated liabilities					72,075
合併資產負債表的負債總額	**Total liabilities per consolidated balance sheet**					360,747

5. 營業額及分部資料(續)

5. TURNOVER AND SEGMENT INFORMATION *(continued)*

分部資料(續)

Segment information *(continued)*

本企業位於香港，對外客戶收益主要分佈香港及以下地區：

The entity is domiciled in Hong Kong. The revenue from external customers attributed to Hong Kong and other locations are analysed as follows:

		外部客戶收益 Revenue from external customers	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
香港	Hong Kong	**961,068**	652,266
中國大陸	Mainland China	**205,260**	241,619
北美洲	North America	**272,306**	418,827
歐洲	Europe	**162,542**	193,203
其他亞洲國家	Other Asian countries	**27,201**	36,219
		1,628,377	1,542,134

於二零一零年三月三十一日，位於香港之非流動資產總額，除商譽、金融工具及遞延所得稅資產外(並無因保險合約而帶來的僱員福利資產及權益)為10,936,000港元(二零零九年：10,785,000港元)，而其他地區(主要是中國及加拿大)的非流動資產約為196,935,000港元(二零零九年：210,022,000港元)。

At 31 March 2010, the total of non-current assets other than goodwill, financial instruments and deferred tax assets (there are no employment benefit assets and rights arising under insurance contracts) located in Hong Kong is approximately HK$10,936,000 (2009: HK$10,785,000), and the total of these non-current assets located in other locations (mainly in the Mainland China and Canada) is approximately HK$196,935,000 (2009: HK$210,022,000).

6. 其他收入 6. OTHER INCOME

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
租金收入	Rental income	**355**	499
其他	Others	**323**	330
		678	829

有關租金收入之直接支出為47,000港元(二零零九年：58,000港元)。

The direct outgoing in respect of the rental income is HK$47,000 (2009: HK$58,000).

7. 其他收益 — 淨額 7. OTHER GAINS — NET

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
變賣物業，機器及設備及租賃土地及土地使用權(虧損)／收益	(Loss)/gain on disposal of property, plant and equipment and leasehold land and land use rights	**(50)**	11,805
衍生金融工具公平值(虧損)／盈餘	Fair value (loss)/gain on derivative financial instruments	**(201)**	6,480
沖銷共同控制實體權益	Write-off of interest in a jointly controlled entity	**(1)**	—
淨滙兑盈餘	Net exchange gains	**3,827**	1,151
		3,575	19,436

8. 按性質劃分之開支 8. EXPENSES BY NATURE

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
商品存貨、製成品及在製品存貨轉變	Changes in inventories of trading merchandise, finished goods and work-in-progress	**(33,347)**	20,688
商品存貨、原料及消耗品使用	Trading merchandise, raw materials and consumables used	**1,449,238**	1,287,760
核數師酬金	Auditor's remuneration	**2,447**	2,233
土地及土地使用權攤銷	Amortisation of leasehold land and land use rights	**537**	595
折舊	Depreciation		
— 自置物業、機器及設備	— owned property, plant and equipment	**16,230**	17,006
— 按融資租約持有之物業、機器及設備	— property, plant and equipment held under finance leases	**–**	275
員工福利開支(包括董事酬金)*(附註9)*	Employment benefit expenses (including directors' emoluments) *(Note 9)*	**111,916**	137,132
存貨減值撥備*(附註24)*	Provision for impairment of inventories *(Note 24)*	**23,605**	–
物業、機器及設備減值*(附註18)*	Impairment of property, plant and equipment *(Note 18)*	**14,200**	–
應收營業賬項減值(包含在一般及行政開支)	Impairment of trade receivables (included in general and administrative expenses)	**596**	2,409
存貨減值	Write-down of inventories	**2,228**	6,518
土地及物業營運租約租金	Operating lease rental in respect of land and buildings	**7,355**	6,955
車費及辦公室開支	Travelling and office expenses	**21,463**	18,476
運輸開支	Transportation expenses	**5,103**	6,980
廣告開支	Advertising costs	**380**	1,019
維修及保養開支	Repair and maintenance expenses	**3,599**	3,219
其他開支	Other expenses	**29,412**	33,844
		1,654,962	1,545,109
費用來源:	Representing:		
銷售成本	Cost of sales	**1,512,405**	1,398,671
銷售及經銷開支	Selling and distribution expenses	**21,421**	26,771
一般及行政開支	General and administrative expenses	**121,136**	119,667
		1,654,962	1,545,109

9. 員工福利開支 9. EMPLOYMENT BENEFIT EXPENSES

包括董事酬金之員工福利開支如下：

Employment benefit expenses, including directors' emoluments, consists of:

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
薪酬、工資及津貼	Wages, salaries and allowances	**100,973**	121,142
花紅	Bonuses	**3,125**	3,782
退休成本 — 設定提全計劃	Pension costs — defined contribution plans	**4,272**	5,822
福利開支	Welfare and benefits	**3,546**	6,386
		111,916	137,132

10. 融資成本 — 淨值 10. FINANCE COSTS — NET

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
銀行存款利息收入	Interest income from bank deposits	**82**	224
於五年內全部付清之銀行貸款利息	Interest expense on bank loans wholly repayable within five years	**(4,042)**	(6,923)
融資租賃之利息部份	Interest element of finance leases	**(16)**	(154)
其他	Others	**357**	(973)
		(3,701)	(8,050)
融資成本 — 淨額	Finance costs — net	**(3,619)**	(7,826)

11. 利得稅開支

11. INCOME TAX EXPENSE

本公司已獲豁免百慕達稅項。香港利得稅乃根據在香港註冊成立的附屬公司在香港產生或源自香港之估計應課稅溢利按16.5%(二零零九年：16.5%)之稅率提撥準備。中國成立及營運之公司根據中國企業所得稅，稅率是25%(二零零九年：25%)。而於加拿大成立及營運之公司乃根據加拿大所得稅，稅率是35%(二零零九年：35%)。

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided for at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits arising in or derived from Hong Kong. Companies established and operated in the Mainland China are subject to PRC corporate income tax at the rate of 25% (2009: 25%). Companies established and operated in Canada are subject to Canadian income tax at the rate of 35% (2009: 35%).

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
當期稅項：	Current taxation		
— 香港利得稅	— Hong Kong profits tax	**3,577**	1,762
— 中國企業所得稅	— PRC corporate income tax	**2,220**	1,259
— 加拿大所得稅	— Canada income tax	**1,838**	633
遞延稅項暫時差異的產生及轉回 (附註32)	Deferred taxation relating to the origination and reversal of temporary differences (Note 32)	**(2,225)**	(919)
		5,410	2,735

本集團就除稅前(虧損)／利潤之利得稅，與採用香港之稅率而計算之理論稅額之差額如下：

The taxation on the Group's (loss)/profit before income tax differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
除稅前(虧損)／利潤	(Loss)/profit before income tax	**(25,951)**	9,464
稅項按16.5%稅率計算 (二零零九年：16.5%)	Calculation at taxation rate of 16.5% (2009: 16.5%)	**(4,282)**	1,562
不同稅率之影響	Effect of difference tax rate	**(1,715)**	(1,241)
收入無須課稅之稅項影響	Tax effect of income not subject to tax	**(2,598)**	(3,605)
支出不可扣稅之稅項影響	Tax effect of expenses not deductible for tax	**4,046**	2,287
未確認之稅項損失之稅項影響	Tax effect of tax losses not recognised	**9,162**	4,623
稅率轉變之影響	Tax effect of change in tax rate	**–**	(210)
前期未確認稅項損失應用	Utilisation of previously unrecognised tax losses	**(64)**	(765)
扣留稅項	Withholding tax	**227**	196
其他	Others	**634**	(112)
稅項支出	Taxation charge	**5,410**	2,735

12. 董事及高級行政人員酬金

12. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) 董事酬金

(a) Directors' emoluments

於二零一零年三月三十一日本公司各董事之酬金如下：

The remuneration of each of the directors of the Company for the year ended 31 March 2010 is set out below:

董事姓名	Name of Director	袍金 Fees 千港元 HK$'000	薪金及津貼 Salaries and allowances 千港元 HK$'000	酌情花紅 Discretionary bonuses 千港元 HK$'000	退休金供款 Contribution to retirement benefit scheme 千港元 HK$'000	總額 Total 千港元 HK$'000
執行董事	**Executive directors**					
劉得還先生	Mr LAU Tak Wan	–	3,247	–	162	3,409
陳婉薇女士	Ms CHAN Yuen Mei, Pinky	–	1,111	–	56	1,167
尹楚輝先生	Mr WAN Chor Fai	–	1,073	–	45	1,118
麥漢佳先生	Mr MAK Hon Kai, Stanly	–	1,294	550	63	1,907
獨立非執行董事	**Independent non-executive directors**					
畢滌凡先生	Mr Barry John BUTTIFANT	100	–	–	–	100
廖毅榮先生	Mr LIU Ngai Wing	75	–	–	–	75
蔡毓藻先生	Mr CHOI Yuk Fan	50	–	–	–	50
		225	6,725	550	326	7,826

12. 董事及高級行政人員酬金(續)

12. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(a) 董事酬金(續)

(a) Directors' emoluments *(continued)*

於二零零九年三月三十一日本公司各董事之酬金如下：

The remuneration of each of the directors of the Company for the year ended 31 March 2009 is set out below:

董事姓名	Name of Director	袍金 Fees 千港元 HK$'000	薪金及津貼 Salaries and allowances 千港元 HK$'000	酬情花紅 Discretionary bonuses 千港元 HK$'000	退休金供款 Contribution to retirement benefit scheme 千港元 HK$'000	總額 Total 千港元 HK$'000
執行董事	Executive directors					
劉得還先生	Mr LAU Tak Wan	–	3,209	370	162	3,741
陳婉薇女士	Ms CHAN Yuen Mei, Pinky	–	1,098	106	55	1,259
尹楚輝先生	Mr WAN Chor Fai	–	1,238	112	52	1,402
麥漢佳先生	Mr MAK Hon Kai, Stanly	–	1,258	635	63	1,956
獨立非執行董事	Independent non-executive directors					
畢滌凡先生	Mr Barry John BUTTIFANT	100	–	–	–	100
廖毅榮先生	Mr LIU Ngai Wing	75	–	–	–	75
蔡毓藩先生	Mr CHOI Yuk Fan	50	–	–	–	50
		225	6,803	1,223	332	8,583

各董事於本年度概無放棄其任何酬金(二零零九年：零)。於本年度概無支付予各董事任何加盟酬金或失去董事職位之補償(二零零九年：零)。董事概無授予或行使任何購股權(二零零九年：零)。

No director waived any emoluments during the year (2009: Nil). No emolument was paid to any directors as inducement to join or as compensation for loss of office during the year (2009: Nil). No director has been granted or exercised any share option during the year (2009: Nil).

12. 董事及高級行政人員酬金(續) 12. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(b) 五位最高薪人士 Five highest paid individuals

本年度集團內五名最高薪酬人士包括四名(二零零九年：四名)董事，其酬金已載於上文分析。其餘一名(二零零九年：一名)最高薪人士之酬金分析如下：

The five individuals whose emoluments were the highest in the Group for the year include four (2009: four) directors whose emoluments are reflected in the analysis presented above. The emoluments paid and payable to the remaining one (2009: one) individual are as follows:

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
基本薪金及其他津貼	Basic salaries and allowances	**748**	841
酌情花紅	Discretionary bonus	**70**	70
退休金供款	Pension scheme contribution	**12**	12
		830	923

酬金之組別如下：

The emoluments fell within the following band:

		人數 Number of individual	
		二零一零 2010	二零零九 2009
零 — 1,000,000港元	Nil— HK$1,000,000	**1**	1

於本年度內，五名最高薪人士(包括董事及其他員工)，並無獲付任何酬金作為加盟酬金或失去職位的補償(二零零九年：零)。

During the year, no emolument was paid to the five highest paid individuals (including directors and other employees) as inducement to join or as compensation for loss of office (2009: Nil).

13. 公積金計劃

香港

本集團實行兩項公積金界定供款計劃：由香港職業退休計劃法例監管(「職業退休計劃」)及強積金計劃(「強積金計劃」)予香港僱員。職業退休計劃及強積金計劃之資產與集團之資產分開持有，由獨立管理基金保管。

在職業退休計劃下，本集團及各僱員分別按僱員薪金約百分之五及百分之五每月供款。僱員因終止合約而未能領取僱主之供款，本集團則利用此筆款項減低將來之供款水平。截至二零一零年三月三十一日止年度，在該計劃下，本集團以上述方式減低之供款約為49,000港元(二零零九年：無)。於二零一零年三月三十一日，在該計劃下，該筆未能領取之款項可用作減少來年本集團供款水平之款項約為8,000港元(二零零九年：57,000港元)。

在強積金計劃下，本集團及各僱員分別按僱員有關入息(按照強制性公積金計劃條例之定義)百分之五供款。本集團及僱員雙方之供款均為每月最高1,000港元，隨後為自願性供款。當強積金供款一經付予強積金計劃的認可信託人，有關供款即時悉數歸屬僱員。

中國

按照中國法例規定，集團為中國大陸有關僱員向國家資助退休計劃供款。在該計劃下，集團之僱員按其僱員每月有關入息(包括薪金、津貼及花紅)約5%供款，而集團按僱員每月有關入息約供款8-10%。除以上供款外，集團沒有額外支付實際退休後之收益及承擔。此國家資助退休計劃負責對退休僱員提供全部退休後收益。

13. PENSION SCHEMES

Hong Kong

The Group has two defined contribution pension schemes, the retirement scheme organised under the Hong Kong Occupational Retirement Schemes Ordinance ("ORSO Scheme") and the Mandatory Provident Fund Scheme ("MPF Scheme"), for its employees in Hong Kong. The assets of the ORSO Scheme and the MPF Scheme are held separately from those of the Group under independently administered funds.

Under the ORSO Scheme, the Group and each of its employees make monthly contribution to the scheme of approximately 5% and 5%, respectively, of the employees' salary. The unvested benefits of employees who have terminated employment are utilised by the Group to reduce its future contributions. The unvested benefits so utilised under the scheme during the year ended 31 March 2010 amounted to approximately HK$49,000 (2009: Nil), and the amount of unvested benefits as at 31 March 2010 that are available to reduce the Group's future contributions was approximately HK$8,000 (2009: HK$57,000).

Under the MPF Scheme, each of the Group and its employees makes monthly contributions to the scheme at 5% of the employee's relevant income, as defined in the Mandatory Provident Fund Scheme Ordinance. Both the Group's and the employee's contributions are subjected to a cap of HK$1,000 per month and thereafter contributions are voluntary. The contributions are fully and immediately vested in the employees.

Mainland China

As stipulated by rules and regulations in the Mainland China, the Group contributes to state-sponsored retirement plans for its relevant employees in the Mainland China. The Group's relevant employees make monthly contributions to the plans at approximately 5% of the relevant income (comprising salaries, allowances and bonus), while the Group makes monthly contributions at approximately 8 to 10% of such relevant income and has no further obligations for the actual payment of post-retirement benefits beyond its contributions. The state-sponsored retirement plans are responsible for the entire post-retirement benefits payable to retired employees.

13. 公積金計劃(續)

加拿大

本集團需要為加拿大僱員按其所享之薪金，除了若干獲豁免的僱傭及福利外，向加拿大退休金計劃(CPP)每月供款。供款額按僱員月薪扣除基本豁免後之4.95%(二零零九年：4.95%)提取，但年度最高應納退休金收入為不多於331,000港元(相等於46,525加元)(二零零九年：276,000港元(相等於44,900加元))。

13. PENSION SCHEMES *(continued)*

Canada

The Group is required to make monthly contribution to the National Canada Pension Plan ("CPP") in respect of its employees in Canada based on the relevant employees' salaries, with the exceptions of certain excluded employment and benefits, at a rate of 4.95% (2009: 4.95%) of the employees' salaries subject to a maximum annual pensionable earnings of HK$331,000 (equivalent to CAD46,525) (2009: HK$276,000 (equivalent to CAD44,900)).

14. 公司權益持有人應佔(虧損)/溢利

本公司權益持有人應佔虧損在本公司財務報表入賬虧損約為17,000港元(二零零九年：盈利為10,866,000港元)。

14. (LOSS)/PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The loss attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$17,000 (2009: profit of HK$10,866,000).

15. 股息

15. DIVIDENDS

		二零一零 **2010** *千港元* ***HK$'000***	二零零九 2009 *千港元* *HK$'000*
已派發中期股息每股0.3港仙(二零零九年：0.3港仙)*(附註(i))*	Interim, paid, of HK0.3 cents (2009: HK0.3 cent) per share *(note (i))*	**911**	911
擬派末期股息每股零港仙(二零零九年：0.5港仙)*(附註(ii))*	Final, proposed, of Nil (2009: HK0.5 cents) per share *(note (ii))*	**–**	1,518
		911	2,429

附註：

(i) 於二零零九年十一月二十七日舉行之會議上，董事擬派中期股息每普通股0.3港仙，擬派中期股息總額911,000港元，於二零一零年一月八日繳付。

於二零零八年十一月，公司董事擬派中期股息每普通股0.3港仙，總額為911,000港元，於二零零九年一月九日繳付。

(ii) 董事不建議派發截至二零一零年三月三十一日年度之末期股息。

於二零零九年七月二十一日舉行之會議上，董事建議派發末期股息每普通股0.5港仙。此項擬派股息已於截至二零一零年三月三十一日止年度列作保留盈餘分派。

Notes:

(i) At a meeting held on 27 November 2009, the Company's directors declared an interim dividend of HK0.3 cents per share, totalling HK$911,000, which was paid on 8 January 2010.

In November 2008, the Company's directors declared an interim dividend of HK0.3 cent per share, totalling HK$911,000, which was paid on 9 January 2009.

(ii) No final dividend is declared by the Company's directors for the year ended 31 March 2010.

At a meeting held on 21 July 2009, the Company's directors proposed a final dividend of HK0.5 cents per share. This proposed dividend had been reflected as an appropriation of retained profits for the year ended 31 March 2010.

16. 每股(虧損)／盈利

16. (LOSS)/EARNINGS PER SHARE

(a) 基本

每股基本(虧損)／盈利是根據年度本公司權益持有人應佔(虧損)／溢利除以公司已發行普通股加權平均數數量。

(a) Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

		二零一零 **2010**	二零零九 2009
本公司權益持有人應佔(虧損)／溢利(*千港元*)	(Loss)/profit attributable to equity holders of the Company *(HK$'000)*	**(31,630)**	7,115
普通股加權平均發行數量(*千*)	Weighted average number of ordinary shares in issue *('000)*	**303,643**	303,895
每股基本(虧損)／盈利(*港仙每股*)	Basic (loss)/earnings per share *(HK cents per share)*	**(10.42)**	2.34

(b) 攤薄

計算每股攤薄(虧損)／盈利時，已對已發行普通股之加權平均數作出調整，以假設所有其未行使認股權證獲悉數轉換。二零一零年及二零零九年三月三十一日年度期間，未行使認股權證具有反攤薄作用，因此每股攤薄(虧損)／盈利與每股基本(虧損)／盈利相同。

(b) Diluted

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all the Company's outstanding warrants. Dilutive (loss)/earnings per share for the year ended 31 March 2010 and 2009 equal basic (loss)/earnings per share as the exercise of the outstanding warrants would be anti-dilutive.

17. 商譽

17. GOODWILL

		二零一零 **2010** *千港元* ***HK$'000***	二零零九 2009 *千港元* *HK$'000*
成本	Cost		
期初	Beginning of the year	**22,860**	28,355
滙兌差額	Exchange differences	**5,417**	(5,495)
期末	End of the year	**28,277**	22,860
累計減值	Accumulated impairment losses		
於四月一日及三月三十一日	As at 1 April and 31 March	**(156)**	(156)
賬面淨值	Net book amount	**28,121**	22,704

17. 商譽(續)

商譽之減值測試

商譽乃根據營運分部確認之本集團現金產生單位分配。於二零零九年及二零一零年三月三十一日，商譽全部由加拿大個人電腦產品分部分配出來。

就減值檢討而言，商譽的可收回金額根據使用價值計算。使用價值計算乃使用管理層就減值檢討而批准的涵蓋五年期間財政預算的現金流量預測。首五年以後之現金流量均按零增長預測。

價值計算方法之主要假設如下：

17. GOODWILL (continued)

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units identified according to operating segment. As at 31 March 2009 and 2010, all the goodwill is allocated to the "Distribution of Personal Computers" segment in Canada.

For the purposes of impairment reviews, the recoverable amount of goodwill is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management for the purposes of impairment reviews covering a five-year period. Cash flows beyond the five years periods are extrapolated according to a zero-growth assumption.

The key assumptions used for value-in-use calculations are as follows:

		加拿大運作 Canada operations 二零一零 2010
毛利率	Gross margin	9%
增長率	Growth rate	0% to 12%
折現率	Discount rate	13%

預算的毛利率乃管理層根據過往表現及其對市場發展的期望而釐定。所使用的增長率大致上符合及不超過行業預測增長率。所使用的每年貼現率均為除税前，並反映貨幣時值的市場評估及有關行業的特別風險。管理層已考慮上述假設及估值，並已計及日後的業務擴充計劃。管理層相信，上述主要假設中的任何合理可預見變動並不會令商譽的賬面值超過可收回的金額。於釐定現金流量預測所採用的主要假設時須作出判斷，而主要假設的任何變動均可對該等現金流量預測造成重大影響。

The budgeted gross margins were determined by management based on past performance and its expectation for market development. The growth rates used are largely consistent and do not exceed the industry growth forecast. The annual discount rate is before tax and reflect market assessments of the time value and the specific risks relating to the relevant segment. Management has considered the above assumptions and valuation and has also taken into account the business expansion plan going forward. Management believes that any reasonably foreseeable change in any of the above key assumptions would not cause the carrying amount of goodwill to exceed the recoverable amount. Judgment is required to determine key assumptions adopted in the cash flow projections and the changes to key assumptions can significantly affect these cash flow projections.

18. 物業、機器及設備 18. PROPERTY, PLANT AND EQUIPMENT

集團 Group

		樓宇 Buildings HK$'000 千港元	廠房設備及機器 Plant and machinery HK$'000 千港元	裝修、傢俬、裝置及設備 Leasehold improvements, furniture, fixtures and equipment HK$'000 千港元	汽車 Motor vehicles HK$'000 千港元	模具及工具 Moulds and tooling HK$'000 千港元	在建工程 Construction-in-progress HK$'000 千港元	總計 Total HK$'000 千港元
於二零零九年四月一日	**At 1 April 2009**							
成本	Cost	122,622	142,479	44,955	6,095	21,036	–	337,187
累計折舊及減值	Accumulated depreciation and impairment	(14,945)	(84,941)	(24,320)	(4,582)	(9,615)	–	(138,403)
賬面淨值	Net book amount	107,677	57,538	20,635	1,513	11,421	–	198,784
二零一零年三月三十一日止年度	**Year ended 31 March 2010**							
期初賬面淨值	Opening net book amount	107,677	57,538	20,635	1,513	11,421	–	198,784
滙兌差額	Exchange differences	170	(151)	217	121	–	–	357
添置	Additions	–	746	3,030	613	1,856	11,597	17,842
出售	Disposals	–	(45)	(123)	–	–	–	(168)
折舊	Depreciation	(2,554)	(8,592)	(2,507)	(296)	(2,281)	–	(16,230)
減值(附註)	Impairment (Note)	–	(7,642)	(1,839)	–	(4,719)	–	(14,200)
期末賬面淨值	Closing net book amount	105,293	41,854	19,413	1,951	6,277	11,597	186,385
於二零一零年三月三十一日	**At 31 March 2010**							
成本	Cost	122,792	142,848	47,997	6,829	22,892	11,597	354,955
累計折舊及減值	Accumulated depreciation and impairment	(17,499)	(100,994)	(28,584)	(4,878)	(16,615)	–	(168,570)
賬面淨值	Net book amount	105,293	41,854	19,413	1,951	6,277	11,597	186,385

18. 物業、機器及設備(續) 18. PROPERTY, PLANT AND EQUIPMENT (continued)

集團(續) Group *(continued)*

		樓宇 Buildings	廠房設備及機器 Plant and machinery	裝修、傢俬、裝置及設備 Leasehold improvements, furniture, fixtures and equipment	汽車 Motor vehicles	模具及工具 Moulds and tooling	在建工程 Construction-in-progress	總計 Total
		千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000
於二零零八年四月一日	**At 1 April 2008**							
成本	Cost	119,948	131,321	42,070	6,032	17,583	–	316,954
累計折舊及減值	Accumulated depreciation and impairment	(13,030)	(75,697)	(22,015)	(4,225)	(7,443)	–	(122,410)
賬面淨值	Net book amount	106,918	55,624	20,055	1,807	10,140	–	194,544
二零零九年三月三十一日止年度	**Year ended 31 March 2009**							
期初賬面淨值	Opening net book amount	106,918	55,624	20,055	1,807	10,140	–	194,544
滙兑差額	Exchange differences	(101)	39	(152)	1	–	–	(213)
添置	Additions	6,168	11,268	3,663	200	3,453	–	24,752
出售	Disposals	(2,623)	(21)	(373)	(1)	–	–	(3,018)
折舊	Depreciation	(2,685)	(9,372)	(2,558)	(494)	(2,172)	–	(17,281)
期末賬面淨值	Closing net book amount	107,677	57,538	20,635	1,513	11,421	–	198,784
於二零零九年三月三十一日	**At 31 March 2009**							
成本	Cost	122,622	142,479	44,955	6,095	21,036	–	337,187
累計折舊及減值	Accumulated depreciation and impairment	(14,945)	(84,941)	(24,320)	(4,582)	(9,615)	–	(138,403)
賬面淨值	Net book amount	107,677	57,538	20,635	1,513	11,421	–	198,784

18. 物業、機器及設備*(續)*

18. PROPERTY, PLANT AND EQUIPMENT *(continued)*

樓宇賬面淨值分析如下：

Net book value of the buildings is analysed as follows:

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
位於香港：	In Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**3,475**	3,585
位於香港以外地區：	Outside Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**100,922**	103,137
50年以上之租約	Leases of over 50 years	**896**	955
		105,293	107,677

折舊開支其中7,511,000港元(二零零九年：8,141,000港元)在銷售成本記賬及8,719,000港元(二零零九年：9,140,000港元)在一般及行政開支記賬。於二零一零年三月三十一日，本集團並無透過融資租約形式購置的廠房設備及機器。於二零零九年三月三十一日，本集團透過融資租約購置之廠房設備及機器賬面淨值約為1,559,000港元。

Depreciation expense of HK$7,511,000 (2009: HK$8,141,000) has been charged in the cost of sales and HK$8,719,000 (2009: HK$9,140,000) has been included in general and administrative expenses. At 31 March 2010, the Group did not have any plant and machinery under finance leases. As at 31 March 2009, the Group had plant and machinery of approximately HK$1,559,000 held under finance leases.

附註：

在本年度，由於集團正在計劃刪減低利潤之生產線並對其整體之生產運作作整合，集團董事對其生產性資產作出了一次整體評估。因此，一筆約14,200,000之減值損失於本年度之合併利潤表中入賬。這部份資產原來在電子消費產品及電子元器件生產中使用。董事以類同資產在報廢情況下的市場價值去決定其公允價值。

Note:

During the year, the directors conducted a review of the Group's property, plant and equipment, having regard to its plan to scale down certain low profit margin product lines and the consolidation of certain of the Group's manufacturing operations. These assets are used in the "Consumer Electronics and Electronic Components Manufacturing" segment. Consequently, impairment losses of HK$14,200,000 have been identified and recognised in the consolidated income statement. The recoverable amounts of the relevant assets have been determined on the basis of their fair value less costs to sell. The directors determined the recoverable amounts of these assets with reference to the market values of similar assets on a scrap sales basis.

19. 租賃土地及土地使用權

19. LEASEHOLD LAND AND LAND USE RIGHTS

集團的租賃土地及土地使用權為預付營運租賃付款，賬面淨值分析如下：

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book amounts are analysed as follows:

		集團 Group	
		二零一零 **2010** 千港元 ***HK$'000***	二零零九 2009 千港元 *HK$'000*
期初賬面淨值	Opening net book amount	**21,312**	25,208
滙兌差額	Exchange differences	**1**	20
攤銷	Amortisation	**(537)**	(595)
出售	Disposals	**–**	(3,321)
期末賬面淨值	Closing net book amount	**20,776**	21,312
成本	Cost	**31,474**	31,473
累計攤銷	Accumulated amortisation	**(10,698)**	(10,161)
賬面淨值	Net book amount	**20,776**	21,312
地區分析：	Geographical analysis:		
位於香港：	In Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**4,436**	4,571
位於香港以外地區：	Outside Hong Kong, held on:		
10-50年之租約	Leases of between 10 to 50 years	**16,149**	16,546
50年以上之租約	Leases of over 50 years	**191**	195
		20,776	21,312

預付經營租約款項攤銷已包括在一般及行政費用。

Amortisation of prepaid operating lease payments has been included in general and administrative expenses.

20. 對附屬公司的投資 20. INVESTMENTS IN SUBSIDIARIES

		公司 Company	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
非上市股份，按成本價	Unlisted shares, at cost	**44,715**	44,723

本公司之主要附屬公司資料如下： Particulars of significant subsidiaries are as follows:

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
直接持有權益 – Interests held directly –						
Daiwa BVI Limited	英屬處女群島 British Virgin Islands	英屬處女群島 British Virgin Islands	10,000美元 US$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
間接持有權益 – Interests held indirectly –						
中聯電子有限公司 Chiasso Inc.	英屬處女群島 British Virgin Islands	中國 Mainland China	2美元 US$2	100%	有限責任公司 Limited liability company	加工製造 Sub-contract manufacturing
台和商事有限公司 Daiwa Associate Ltd	英屬處女群島 British Virgin Islands	香港 Hong Kong	2美元 US$2	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和經銷控股有限公司 Daiwa Distribution Holdings Limited	英屬處女群島 British Virgin Islands	英屬處女群島 British Virgin Islands	1,000美元 US$1,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
Elite Century Holdings Ltd.	英屬處女群島 British Virgin Islands	香港 Hong Kong	2,500,000美元 US$2,500,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
恒權集團有限公司 Cosmos Power Holdings Ltd	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
新柏電子有限公司 Cypress Distribution Limited	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	製造電子消費產品 Manufacture of consumer electronics

20. 對附屬公司的投資(續) 20. INVESTMENTS IN SUBSIDIARIES (continued)

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 – (續) **Interests held indirectly – (continued)**						
新柏電子工業有限公司 Cypress Electronics Limited	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	製造電子消費產品 Manufacture of consumer electronics
台和音源產品製造有限公司 Daiwa Acoustic Products Manufacturing Limited	香港 Hong Kong	香港 Hong Kong	1,000,000港元 HK$1,000,000	100%	有限責任公司 Limited liability company	製造及經銷音源產品 Manufacturing and trading of acoustic products
台和商事(中國)有限公司 Daiwa Associate (China) Limited	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	持有物業 Property holdings
台和商事有限公司 Daiwa Associate (H.K.) Limited	香港 Hong Kong	香港 Hong Kong	普通股100港元 Ordinary shares HK$100 無投票權遞延股份 3,000,000港元 *(附註(ii))* Non-voting deferred shares HK$3,000,000 *(note (ii))*	100%	有限責任公司 Limited liability company	管理及行政服務 Management and administrative service
台和電子有限公司 Daiwa Distribution Limited	香港 Hong Kong	香港 Hong Kong	5,000,000港元 HK$5,000,000	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
台和數碼有限公司 Daiwa Digital Limited	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
台和電氣有限公司 Daiwa Electronic Ltd.	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和工業有限公司 Daiwa Industrial Limited	香港 Hong Kong	香港 Hong Kong	5,000港元 HK$5,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings

20. 對附屬公司的投資(續) 20. INVESTMENTS IN SUBSIDIARIES (continued)

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 — (續) **Interests held indirectly — (continued)**						
台和製造(澳門離岸商業服務)有限公司 Daiwa Manufacturing (Macao Commercial Offshore) Company Limited	澳門 Macau	澳門 Macau	100,000MOP MOP$100,000	100%	有限責任公司 Limited liability company	電子元器件及消費產品製造 Manufacture of electronic components and consumer products
台和製造有限公司 Daiwa Manufacturing Limited	香港 Hong Kong	香港 Hong Kong	4港元 HK$4	100%	有限責任公司 Limited liability company	製造電子元器件及合約電子專業生產服務 Manufacture of electronic components and manufacturing services of electronic products
台和全力有限公司 Daiwa Maxiworld Limited	香港 Hong Kong	香港 Hong Kong	100港元 HK$100	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
台和聯科有限公司 Daiwa Interconnect Limited	香港 Hong Kong	香港 Hong Kong	1,000港元 HK$1,000	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of Electronic Components
台和精準工業有限公司 Daiwa Precision Industrial Ltd.	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	物料採購 Procurement of materials
台和資源有限公司 Daiwa Resources Limited	香港 Hong Kong	香港 Hong Kong	5,000港元 HK$5,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和電腦有限公司 Daiwa System Limited	香港 Hong Kong	香港 Hong Kong	4港元 HK$4	100%	有限責任公司 Limited liability company	電腦元器件貿易 Trading of computer components
台和貿易(廣東)有限公司 Daiwa Trading (Guangdong) Ltd.	香港 Hong Kong	香港 Hong Kong	4港元 HK$4	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
Imtec Components Ltd.	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings

20. 對附屬公司的投資(續) 20. INVESTMENTS IN SUBSIDIARIES (continued)

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 — *(續)* **Interests held indirectly –** *(continued)*						
合益電業有限公司 Unity Electrical Industrial Ltd.	香港 Hong Kong	香港 Hong Kong	2,000,000港元 HK$2,000,000	95%	有限責任公司 Limited liability company	製造及經銷電線產品 Manufacture of electric wire
宏標殷達電子有限公司 Vastpoint Imtec Electronics Ltd.	香港 Hong Kong	香港 Hong Kong	100港元 HK$100	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
北京台和宏標電子技術有限公司 Beijing Daiwa Vastpoint Electronics Technology Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 800,000人民幣 Registered and paid up capital RMB800,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
中信電子(河源)有限公司 China Faith Electronics (Heyuan) Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 1,200,000美元 Registered and paid up capital US$1,200,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電子消費產品 Manufacture of consumer electronics
東莞寰宇電子有限公司 Dongguan Cosmos Electronics Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本人民幣 2,000,000元 Registered and paid up capital RMB2,000,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子專業生產服務 Contract electronic manufacture service
台和元器件(上海)有限公司 Daiwa Component (Shanghai) Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本200,000 美元 Registered and paid up capital US$200,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
台和元器件(深圳)有限公司 Daiwa Component (Shenzhen) Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 2,000,000港元 Registered and paid up capital HK$2,000,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components

20. 對附屬公司的投資(續) 20. INVESTMENTS IN SUBSIDIARIES (continued)

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 — (續) Interests held indirectly — (continued)						
台和電子(河源)有限公司 Daiwa Electronics (Heyuan) Co. Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 3,600,000美元 Registered and paid up capital US$3,600,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	合約電子專業生產服務及製造電子消費產品 Contract electronic manufacture service and manufacture of consumer electronics
台和(肇慶)電子工業有限公司 Daiwa (Zhaoqing) Electronics Industrial Limited	中國 Mainland China	中國 Mainland China	註冊及已繳資本 3,384,000美元 Registered and paid up capital US$3,384,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電子元器件 Manufacture of electronic components
東莞偉華半導體有限公司 Dongguan Wafer Semi-Conductor Co., Ltd.	中國 Mainland China	中國 Mainland China	註冊資本71,712,000港元 已繳資本59,858,513港元 Registered capital HK$71,712,000 Paid up capital HK$59,858,513	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電子元器件 Manufacture of electronic components
深全電子科技(深圳)有限公司 Maxi World Technology (Shenzhen) Limited	中國 Mainland China	中國 Mainland China	註冊及已繳資本 300,000美元 Registered and paid up capital US$300,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
合益實業(河源)有限公司 Unity Industrial (Heyuan) Ltd.	中國 Mainland China	中國 Mainland China	註冊資本2,050,000港元 已繳資本1,749,964美元 Registered capital US$2,050,000 Paid up capital US$1,749,964	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電線產品 Manufacture of electric wire

20. 對附屬公司的投資(續)

20. INVESTMENTS IN SUBSIDIARIES (continued)

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 — *(續)* **Interests held indirectly –** *(continued)*						
宏標殷達電子(深圳)有限公司 Vastpoint Imtec Electronics (Shenzhen) Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 2,000,000港元 Registered and paid up capital HK$2,000,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
殷興電子貿易(上海)有限公司 Vastpoint Imtec Electronics (Shanghai) Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 140,000美元 Registered and paid up capital US$140,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
Daiwa Distribution (Alberta) Inc.	加拿大亞伯達省 Alberta, Canada	加拿大 Canada	120加元 CAD120	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods
Daiwa Distribution (B.C.) Inc.	加拿大英屬哥倫比亞 British Columbia, Canada	加拿大 Canada	300,000加元 CAD300,000	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods
Daiwa Distribution (Nova Scotia) Inc.	加拿大新斯科細亞省 Nova Scotia, Canada	加拿大 Canada	100加元 CAD100	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods
Daiwa Distribution (Ontario) Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	700,000加元 CAD700,000	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods

20. 對附屬公司的投資(續) 20. INVESTMENTS IN SUBSIDIARIES (continued)

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 –(續) **Interests held indirectly –** *(continued)*						
Daiwa Holdings Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	223,015加元 CAD223,015	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
Daiwa Precision Industrial Ltd.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAD1	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
Daiwa Semitron Supplies (Canada) Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAD1	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods
Westpac Holdings Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAD1	100%	有限責任公司 Limited liability company	持有物業 Property holdings
Westpac Technology Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAD1	100%	有限責任公司 Limited liability company	投資控股 Investment holdings

附註：

(i) 上表所列本公司之附屬公司，乃本公司董事會及本集團管理層認為與本集團本年度業績有重要貢獻，或持有本集團大部份資產之附屬公司。若盡錄其他附屬公司之資料，董事會認為將過於冗長。

(ii) 無投票權遞延股份沒有投票權及在清算時未能享有分配，除非普通股股東已獲分配合計100,000,000,000,000港元。

(iii) 截至二零一零年三月三十一日止年度各附屬公司均無任何已發行之借貸資本。

Notes:

(i) The above list includes the subsidiaries of the Company which, in the opinion of the Company's directors and the Group's management, principally contributed the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would result in particulars of excessive length.

(ii) The non-voting deferred shares have no voting rights, and are not entitled to any distributions upon winding up unless a sum of HK$100,000,000,000,000 has been distributed to the holders of ordinary shares.

(iii) None of the subsidiaries had any loan capital in issue at any time during the year ended 31 March 2010.

21. 共同控制實體權益

21. INTEREST IN A JOINTLY CONTROLLED ENTITY

		集團 Group 二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
賬面淨值	Net book amount	–	1

集團享有以下於中國成立之共同控制實體之權益：

The Group has interests in the following jointly controlled entity which is established in the Mainland China:

名稱 Name	企業性質 Nature of entity	主要業務 Principal activities	擁有權 Ownership interest	投票權 Voting power	盈利／虧損分攤 Profit/loss sharing
肇慶台和南方元器件精密工業有限公司 Daiwa (Southern) Precision Industrial Limited	中外合資企業 Sino-Foreign cooperative joint venture	不活躍 Inactive	60%	60%	60%

此共同控制實體權益自二零零五年已不活躍並對集團而言沒有太大之賬面值，因此公司董事同意本年度作出沖銷。

During the year, the directors of the Company resolved to write off the Group's interest in a jointly controlled entity as the entity has been inactive since 2005 and did not have a substantial value to the Group.

22. 聯營公司權益　22. INTEREST IN AN ASSOCIATED COMPANY

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
賬面淨值	Net book amount	–	–

於日本成立及營運之聯營公司的詳情如下：

Details of the associated company, which is a limited liability company established and operating in Japan, are as follows:

名稱 Name	已發行及繳足資本 Issued and fully paid up capital	股本權益擁有百分比擁有權 Percentage of equity interest held	主要業務 Principal activity
大和音響株式會社 Daiwa Sound Company Limited ("DSC")	23,400,000日圓 YEN23,400,000	47%	銷售及製造揚聲器驅動元部件及元器件 Trading and manufacturing of speaker elements and components

23. 可供出售金融資產 23. AVAILABLE-FOR-SALE FINANCIAL ASSETS

		集團 Group 二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
期初	Beginning of the year	**168**	319
收益／(虧損)淨值轉入權益	Net gains/(losses) transferred to equity	**137**	(151)
期末	End of the year	**305**	168

可供出售金融資產包括： Available-for-sale financial assets include the following:

		集團 Group 二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
上市證券：	Listed securities:		
股權證券 — 香港，以港元為單位	Equity securities — Hong Kong, denominated in Hong Kong dollar	**305**	168
上市證券市場價值	Market value of listed securities	**305**	168

24. 存貨 24. INVENTORIES

		集團 Group	
		二零一零 **2010** 千港元 ***HK$'000***	二零零九 2009 千港元 *HK$'000*
商品存貨	Trading merchandise	**132,595**	94,499
原料	Raw materials	**92,066**	71,185
在製品	Work-in-progress	**25,455**	20,271
製成品	Finished goods	**11,228**	21,161
存貨 — 總額	Inventories — gross	**261,344**	207,116
存貨減值準備	Provision for impairment	**(25,417)**	(1,812)
存貨 — 淨值	Inventories — net	**235,927**	205,304

附註： *Notes:*

(i) 庫存成本錄為費用及包括在合併利潤表銷售成本中約1,415,891,000港元(二零零九年：1,389,393,000港元)。

(i) The cost of inventories recognised as expenses and included in cost of sales in the consolidated income statement amounted to approximately HK$1,415,891,000 (2009: HK$1,389,393,000).

(ii) 庫存減值為2,228,000港元(二零零九年：6,518,000港元)，已包括於合併利潤表銷售成本中。

(ii) Write-down of inventories amounted to HK$2,228,000 (2009: HK$6,518,000), which have been included in cost of sales in the consolidated income statement.

(iii) 存貨撥備變動如下：

(iii) Movement on the provision for inventory is as follows:

		集團 Group	
		二零一零 **2010** 千港元 ***HK$'000***	二零零九 2009 千港元 *HK$'000*
於四月一日	At 1 April	**1,812**	1,812
存貨減值撥備	Provision for inventory impairment	**23,605**	—
於三月三十一日	At 31 March	**25,417**	1,812

本年度存貨減值撥備主要因集團縮小部份低利潤的生產線之計劃所致，約值16,251,000港元。此外，集團同意DSC部份退貨以清還其部份欠款。於年結日，董事將該部份退貨重估，因此而作出了7,354,000港元撥備。

Included in provision for impairment for the year was an amount of approximately HK$16,251,000 made in connection with the Group's plan to scale down certain low profit margin product lines. In addition, during the year the Group also agreed to accept return of certain inventories from DSC as partial settlement of the amount due from DSC. The conditions of the returned inventories has been re-evaluated by the directors as at the balance sheet date and consequently a provision of HK$7,354,000 has been made thereon.

25. 應收營業賬項及應收票據 25. TRADE AND NOTES RECEIVABLES

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
應收營業賬項	Trade receivables	**196,701**	130,714
減：應收營業賬項減值準備	*Less:* provision for impairment	**(1,467)**	(2,745)
		195,234	127,969
應收票據	Notes receivable	**13,036**	11,663
		208,270	139,632

附註： *Note:*

(a) 本集團之應收營業賬項面值按以下貨幣入賬：

(a) The carrying amount of the Group's trade receivables are denominated in the following currencies:

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
港元	Hong Kong dollar	**57,899**	51,974
人民幣	Chinese Renminbi	**53,905**	29,565
美元	United States dollar	**63,459**	30,039
加拿大元	Canadian dollar	**21,438**	19,136
		196,701	130,714

應收營業賬項面值與其公平值相若。

The carrying amounts of trade receivables approximate their fair values.

應收營業賬項並無集中的信貸風險，因為本集團有眾多客戶，遍佈不同地點。

There is no concentration of credit risk with respect to trade receivables as there are a large number of widely dispersed customers.

25. 應收營業賬項及應收票據(續) 25. TRADE AND NOTES RECEIVABLES (continued)

附註：(續) Note: (continued)

(b) 本集團之大部份銷售為記賬交易，賬期一般由三十天至九十天。應收營業賬項之賬齡分析如下：

(b) Majority of the Group's sales are made on open account, with credit terms generally ranging from 30 days to 90 days. The ageing analysis of trade receivables is as follows:

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
少於六十天	Less than 60 days	**140,484**	100,969
六十天至一百二十天	60 days to 120 days	**45,144**	18,043
超過一百二十天	Over 120 days	**11,073**	11,702
		196,701	130,714

於二零一零年三月三十一日，應收營業賬項為65,716,000港元(二零零九年：49,202,000)經已逾期但並無需減值。此等款項涉及多個最近沒有拖欠還款紀錄的獨立客戶。此等貿易應收款的賬齡分析如下：

At 31 March 2010, trade receivables approximately of HK$65,716,000 (2009: HK$49,202,000) were past due but not considered to be impaired because these mainly relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
少於六十天	Less than 60 days	**47,676**	30,312
六十天至一百二十天	60 days to 120 days	**12,121**	9,933
超過一百二十天	Over 120 days	**5,919**	8,957
		65,716	49,202

並無逾期或減值的應收營業賬項的信貸質量乃透過參考有關對手方拖欠比率的過往資料進行評估。現有對手方過往並無拖欠。

The credit quality of trade receivables neither past due nor impaired has been assessed by reference to historical information about the counterparty default rates. The existing counterparties do not have significant defaults in the past.

於二零一零年三月三十一日，應收營業賬項1,467,000港元(二零零九年：2,745,000)經已減值。於二零一零年三月三十一日，撥備金額為1,467,000港元(二零零九年：2,745,000港元)。個別減值的應收款主要來自處於預料以外經濟困境中的客戶。此等應收款的賬齡如下：

At 31 March 2010, trade receivables of approximately HK$1,467,000 (2009: HK$2,745,000) were impaired. The amount of the provision was HK$1,467,000 as of 31 March 2010 (2009: HK$2,745,000). The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations. The ageing of these receivables is as follows:

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
超過一百二十天	Over 120 days	**1,467**	2,745

25. 應收營業賬項及應收票據(續)

25. TRADE AND NOTES RECEIVABLES *(continued)*

附註：(續)

Note: (continued)

(c) 應收營業賬項減值撥備的變動如下：

(c) Movement on the provision for trade receivables is as follows:

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
四月一日	At 1 April	**2,745**	1,973
應收營業賬項減值撥備	Provision for trade receivable impairment	**596**	2,409
年內列為未能收回的應收營業賬項撇銷	Receivables written off during the year as uncollectable	**(1,874)**	(1,637)
三月三十一日	At 31 March	**1,467**	2,745

(b) **應收票據**

由於到期日短，應收票據之賬面值約相等於其公平值。於二零一零年三月三十一日所有應收票據均為第三者發出並得到銀行承認，而平均到期日為120天(二零零九年：120天)。其中，11,551,000港元(二零零九年：11,663,000港元)面額為人民幣及1,485,000港元(二零零九年：無)面額為美元。

(d) **Notes receivable**

The carrying amounts of notes receivable approximate their fair values due to their short maturity. As at 31 March 2010, all the notes receivable represent bank acceptance notes issued by third parties with average maturity of within 120 days (2009: 120 days) and HK$11,551,000 being denominated in RMB (2009: HK$11,663,000) and HK$1,485,000 being denominated in USD (2009: Nil).

26. 預收款項，按金及其他應收款項

26. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

		集團 Group		公司 Company	
		二零一零 **2010** 千港元 **HK$'000**	二零零九 2009 千港元 HK$'000	二零一零 **2010** 千港元 **HK$'000**	二零零九 2009 千港元 HK$'000
預付款項	Prepayments	**8,961**	6,816	**109**	–
租賃按金	Rental deposits	**635**	927	**–**	–
其他應收款項(附註)	Other receivables (note)	**19,876**	9,142	**–**	114
		29,472	16,885	**109**	114

附註：

於二零一零年三月三十一日，其他應收款項中包括一項由獨立第三者公司所欠之無押款及免息借款共3,868,000港元(二零零九年：3,868,000港元)。根據本集團與該獨立第三者於二零零七年九月所訂立之借款協議，借款於二零零八年九月二十三日到期清還，而集團則有權於到期日前將借款轉為佔該第三者的百分之十股東權益。於年內，集團仍在研究行使可轉換選擇之可行性，雙方簽訂了補充借款協議，最終延長借款到期日及可轉換時期至二零零九年十一月三十日，其他條款維持不變，截至二零一零年三月三十一日，雙方就此可能的股份收購交易仍在進行磋商，致使該筆款項變成按要求時還款。集團董事對該第三者公司之財務狀況曾作審閱，認為該筆款項能透過直接還款或以作為股份收購之部份作價之形式收回。

Note:

Included in other receivables of the Group as at 31 March 2010 was a loan due from an independent third party company of HK$3,868,000 (2009: HK$ 3,868,000), which is unsecured and interest free. Pursuant to the original loan agreement entered into with the third party in September 2007, the loan is repayable on 23 September 2008 whereby the Group may at any time before that convert the amount into 10% equity interest in the third party. During the year, the Group continued to explore on exercising the convertible option and supplementary agreements were subsequently signed by both parties which ultimately extend the maturity date of the loan and the conversion period to 30 November 2009 with other terms remain unchanged. As at 31 March 2010, while the negotiation for acquisition of equity interest in the third party has been on-going, the amount becomes repayable on demand. The directors have assessed the financial strength of the third party and are of the opinion that credit risk for non-performance by this third party is relatively low and it is expected that the receivable would either be recovered through repayment or as settlement of consideration payable for the acquisition of equity interest in the third party company.

27. 現金及現金等價物 27. CASH AND CASH EQUIVALENTS

		集團 Group		公司 Company	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
銀行結餘	Cash at bank	**161,850**	121,957	**962**	599
現金結餘	Cash on hand	**4,777**	2,599	**–**	–
		166,627	124,556	**962**	599

現金及現金等價物以下列貨幣為單位：

Cash and cash equivalents are denominated in the following currencies:

		集團 Group		公司 Company	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
港元	Hong Kong dollar	**34,358**	33,027	**962**	599
人民幣	Chinese Renminbi	**19,398**	15,396	**–**	–
美元	United States dollar	**103,786**	71,522	**–**	–
加拿大元	Canadian dollar	**8,898**	4,566	**–**	–
其他	Others	**187**	45	**–**	–
		166,627	124,556	**962**	599

銀行存款根據每日現金及銀行存放之浮動利率賺取利息收入。集團之銀行結餘中的人民幣全部均在中國存款。在國內的人民幣與外幣兌換及匯款，均需按照中國政府的外匯規定。

Cash at bank earns interest at floating rates based on daily bank deposit rates. The Group's cash and bank balance denominated in RMB are deposited with banks in the Mainland China. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of Mainland China is subject to the rules and regulations of foreign exchange control promulgated by the Government of the People's Republic of China.

28. 借貸

28. BORROWINGS

		集團 Group 二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
非本期	Non-current		
銀行貸款	Bank borrowings	**66,151**	69,541
*減：*非本期銀行貸款之本期部份	*Less:* current portion of non-current bank borrowings	**(29,471)**	(35,488)
		36,680	34,053
本期	Current		
短期銀行貸款	Short-term bank borrowings	**13,000**	16,000
非本期銀行貸款之本期部份	Current portion of non-current bank borrowings	**29,471**	35,488
銀行信託貸款	Trust receipts bank loans	**151,800**	109,222
融資租賃負債*(附註(iv))*	Finance lease liabilities *(note (iv))*	**–**	1,078
		194,271	161,788
借貸總額	Total borrowings	**230,951**	195,841

(i) 借貸還款期如下：

(i) The maturity of the borrowings is as follows:

		集團 Group 二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
一年內	Within 1 year	**194,271**	161,788
一年至兩年內	Between 1 and 2 years	**19,060**	34,053
二年至五年內	Between 2 and 5 years	**17,620**	–
		230,951	195,841

28. 借貸(續) 28. BORROWINGS (continued)

(ii) 借貸由以下貨幣組成：

(ii) The carrying amounts of the borrowings are denominated in the following currencies:

		集團 Group 二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
港元	Hong Kong dollar	**180,984**	195,483
美元	United States dollar	**49,967**	358
		230,951	195,841

(iii) 於資產負債表日集團貸款利率及加權平均息率如下：

(iii) The exposure of the Group's borrowings to interest rate changes and the weighted average effective interest rates at the balance sheet date are as follows:

		集團 Group 二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
— 浮動息率	— at floating rates	**230,951**	195,841

		二零一零 2010		二零零九 2009	
		港元 HK$	美元 US$	港元 HK$	美元 US$
銀行信託貸款	Trust receipt bank loans	**2.09%**	**2.12%**	3.37%	2.20%
銀行貸款	Bank borrowings	**1.90%**	**–**	3.44%	–
融資租賃負債	Finance lease liabilities	**–**	**–**	2.89%	–

所有貸款為無抵押及賬面值與公平值相近。

All borrowings are unsecured and the carrying amounts approximate their fair values.

28. 借貸(續) 28. BORROWINGS (continued)

(iv) 集團之融資租賃責任之分析如下：

(iv) The Group's finance lease obligations were analysed as follows:

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
最低租賃還款總額	Total minimum lease payments		
— 一年內	— Within one year	**–**	1,083
*減：*未來融資支出	*Less:* Future finance charges	**–**	(5)
		–	1,078

融資租賃負債之現值分析如下：

The present value of finance lease liabilities is analysed as follows:

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
一年內	Within one year	**–**	1,078

29. 應付營業賬項 29. TRADE PAYABLES

大部份供應商為記賬交易，賬期一般由三十天至六十天。

Payment terms with majority of the suppliers are on open account. Certain suppliers grant credit period ranging from 30 to 60 days.

應付營業賬項之賬齡分析如下：

The ageing analysis of trade payables is as follows:

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
少於六十天	Less than 60 days	**237,737**	130,830
六十天至一百二十天	60 days to 120 days	**12,504**	6,084
超過一百二十天	Over 120 days	**8,468**	1,912
		258,709	138,826

29. 應付營業賬項(續) 29. TRADE PAYABLES *(continued)*

應付營業賬項按以下貨幣入賬：

Trade payables are denominated in the following currencies:

		集團 Group	
		二零一零 **2010** 千港元 **HK$'000**	二零零九 2009 千港元 HK$'000
港元	Hong Kong dollar	**12,726**	13,464
人民幣	Chinese Renminbi	**14,949**	11,600
美元	United States dollar	**223,593**	87,873
加拿大元	Canadian dollar	**6,154**	22,590
日圓	Japanese Yen	**1,287**	3,299
		258,709	138,826

30. 應付費用及其他應付款項 30. ACCRUALS AND OTHER PAYABLES

		集團 Group		公司 Company	
		二零一零 **2010** 千港元 **HK$'000**	二零零九 2009 千港元 HK$'000	二零一零 **2010** 千港元 **HK$'000**	二零零九 2009 千港元 HK$'000
應付薪金及花紅	Accrual for salaries and bonuses	**10,535**	9,254	**–**	–
預收款	Receipts in advance	**7,580**	1,981	**–**	–
應付營運費用	Accrued operating expenses	**7,699**	4,726	**425**	428
應付建築費用	Construction fee payables	**389**	3,594	**–**	–
其他應付款	Other payables	**1,566**	528	**–**	–
		27,769	20,083	**425**	428

31. 衍生金融工具 31. DERIVATIVE FINANCIAL INSTRUMENTS

於二零一零年三月三十一日，本集團並無錄得任何未結算的外幣對沖合約。於二零零九年三月三十一日，集團尚有未結算的美元及人民幣之外幣遠期合約。於二零零九年三月三十一日尚未結算外幣遠期合約之具體金額為65,877,000港元。

As at 31 March 2010, the Group did not have any outstanding forward foreign currency contracts. As at 31 March 2009, the Group had outstanding forward foreign currency contracts to sell/purchase United States dollar and Chinese Renminbi. The notional principal amounts of the outstanding forward foreign exchange contracts at 31 March 2009 were approximately HK$65,877,000.

32. 遞延所得稅

32. DEFERRED INCOME TAX

當有法定權利可將現有稅項資產與現有稅項負債抵銷，而遞延稅項涉及同一財政機關時，則可將遞延所得稅資產與遞延所得稅負債互相抵銷。合併資產負債表上之結餘，根據適當之抵銷後如下：

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheet are, after appropriate offsetting, as follows:

		集團 Group	
		二零一零 **2010** 千港元 **HK$'000**	二零零九 2009 千港元 HK$'000
遞延稅項資產，十二個月後收回	Deferred income tax assets, to be recovered after more than 12 months	**927**	172
遞延稅項負債，於十二個月後清還	Deferred income tax liabilities, to be settled after more than 12 months	**(1,877)**	(3,347)
遞延稅項負債淨值	Net deferred income tax liabilities	**(950)**	(3,175)

遞延稅項變動如下：

The movement on deferred income tax account is as follow:

		集團 Group	
		二零一零 **2010** 千港元 **HK$'000**	二零零九 2009 千港元 HK$'000
期初	Beginning of the year	**(3,175)**	(4,094)
在合併利潤表記賬*(附註11)*	Credited to the consolidated income statement *(Note 11)*	**2,225**	919
期末	End of the year	**(950)**	(3,175)

32. 遞延所得稅(續)

32. DEFERRED INCOME TAX *(continued)*

年內遞延稅項資產及負債之變動(與同一徵稅地區之結餘抵銷前)如下：

The movement in deferred tax assets and liabilities prior to offsetting of balances within the same taxation jurisdiction is as follows:

遞延稅項資產

Deferred tax assets

		稅損 Tax losses	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
期初	Beginning of the year	**712**	1,541
在合併利潤表記賬/(支銷)	Credited/(charged) to the consolidated income statement	**1,086**	(829)
期末	End of the year	**1,798**	712

遞延稅項負債

Deferred tax liabilities

		扣留稅項 Withholding tax		加速稅項折舊 Accelerated tax depreciation		總值 Total	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000	**二零一零 2010 千港元 HK$'000**	二零零九 2009 千港元 HK$'000	**二零一零 2010 千港元 HK$'000**	二零零九 2009 千港元 HK$'000
於四月一日	At 1 April	**196**	–	**3,691**	5,635	**3,887**	5,635
在合併利潤表支銷/(記賬)	Charged/(credited) to the consolidated income statement	**227**	196	**(1,366)**	(1,944)	**(1,139)**	(1,748)
於三月三十一日	At 31 March	**423**	196	**2,325**	3,691	**2,748**	3,887

遞延稅項資產乃基於將來可能籍應課稅溢利而變現的相關稅項利益為限，就可結轉稅項虧損作確認。本集團並無就累計稅損約84,441,000港元(二零零九年：47,744,000港元)確認遞延稅項資產約20,699,000港元(二零零九年：11,601,000港元)，此等稅項虧損可抵銷將來的應課稅溢利。於二零一零年三月三十一日，累計稅項虧損約77,336,000港元，將於二零一一至二零一五年期間屆滿，而餘下7,105,000港元則可無限期抵銷將來之應課稅溢利。

Deferred income tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group did not recognise deferred income tax assets of approximately HK$20,699,000 (2009: HK$11,601,000) in respect of accumulated losses amounting to approximately HK$84,441,000 (2009: HK$47,744,000) that can be carried forward against future taxable income. As at 31 March 2010, accumulated tax loss amounting to approximately HK$77,336,000 is expiring in 2011 to 2015, while the remaining balance of approximately HK$7,105,000 can be carried forward indefinitely to offset against future taxable income.

33. 股本 — 本公司 33. SHARE CAPITAL

		二零一零 2010 股份數目 Number of shares 千股 '000	二零一零 2010 面值 Nominal value 千港元 HK$'000	二零零九 2009 股份數目 Number of shares 千股 '000	二零零九 2009 面值 Nominal value 千港元 HK$'000
法定	Authorised:				
普通股每股面值0.10港元	Ordinary shares of HK$0.10 each	**1,000,000**	**100,000**	1,000,000	100,000
已發行及繳足	Issued and fully paid:				
普通股每股面值0.10港元	Ordinary shares of HK$0.10 each				
期初	Beginning of the year	**303,644**	**30,364**	304,230	30,423
行使認股權証而發行的股份(附註(i))	Issue of shares upon exercise of warrants *(i)*	**326**	**33**	–	–
購回股份(附註(ii))	Purchase of own shares *(ii)*	**(26)**	**(3)**	(586)	(59)
期末	End of the year	**303,944**	**30,394**	303,644	30,364

附註：

(i) 於截至二零一零年三月三十一日止年度，共326,000股認股權証已全部行使，以認購326,000股股份，總代價約130,400港元。於二零零九年三月三十一日止年度，沒有認股權証被行使以認購本公司股份。

(ii) 於截至二零一零年三月三十一日止年度，公司購回26,000股股份(二零零九年：586,000)，共約7,710港元(二零零九年：230,010港元)。這些股份期後已取消。

Notes:

(i) During the year ended 31 March 2010, a total of 326,000 warrants were utilised to subscribe for 326,000 shares in the Company at an aggregate consideration of HK$130,400. During the year ended 31 March 2009, no warrants were utilised to subscribe for the shares of the Company.

(ii) During the year ended 31 March 2010, the Company repurchased 26,000 shares (2009: 586,000 shares) for HK$7,710 (2009: HK$230,010). These shares were subsequently cancelled.

		購回股份數目 Number of shares repurchased 千股 '000	每股股份成交價 Price per share 所付最低價 Lowest 港元 HK$	每股股份成交價 Price per share 所付最高價 Highest 港元 HK$
交易時間	Date of repurchase			
二零零九年四月	April 2009	26	0.280	0.300

34. 僱員購股權

本公司採取僱員購股權計劃，可據此向本集團之僱員(包括本公司之執行董事)授出購股權以便認購本公司之股份，惟最多以本公司當時已發行股本面值(不包括因行使購股權而發行之股份)30%為限。該購股權行使價將由本公司之董事會釐定，以(i)本公司股份於購股權授予日之收市價；(ii)緊接授予購股權日前五個交易日本公司股份之平均收市價；或(iii)本公司股份之面值每股0.10港元，三者以較高者為準。

截至二零一零年三月三十一日，本公司概無授出或行使購股權(二零零九年：零)，及於二零一零年三月三十一日，沒有未行使之購股權(二零零九年：零)。

34. EMPLOYEE SHARE OPTIONS

The Company has an employee share option scheme, under which it may grant options to employees (including executive directors of the Company) to subscribe for shares in the Company, subject to a maximum of 30% of the nominal value of the issued share capital of the Company from time to time excluding for this purpose any shares issued upon exercise of employee share options. The exercise price will be determined by the Company's board of directors and shall at least be the highest of (i) the closing price of the Company's shares on the date of grant of the options, (ii) an average closing price of the Company's shares for the five days immediately preceding the date of grant of the options, and (iii) the nominal value of the Company's shares of HK$0.10 each.

No share options were granted or exercised during the year ended 31 March 2010 (2009: Nil) and no share options were outstanding as at 31 March 2010 (2009: Nil).

35. 認股權証

35. WARRANTS

授予日期 Date of grant	行使時期 Exercise period	認購價 Subscription price	期初 Beginning of the year	期間行使數量 Utilised during the year	期間過期數量 Lapsed during the year	期末 End of the year
二零零七年一月二十三日	二零零七年一月二十三日至 二零一二年一月二十二日					
23 January 2007	23 January 2007 to 22 January 2012	HK$0.40	12,313,089	(326,000)	–	11,987,089

截至二零一零年三月三十一日止年度，共326,000股認股權証已行使，以認購326,000股公司之股份，總代價約130,400港元。截至二零零九年三月三十一日止年度，無認股權証行使以認購本公司之股份。

During the year ended 31 March 2010, a total of 326,000 warrants were utilised to subscribe for 326,000 shares in the Company at an aggregate consideration of HK$130,400. During the year ended 31 March 2009, no warrants were utilised to subscribe for the shares of the Company.

36. 儲備 36. RESERVES

(a) 集團 (a) Group

		股份溢價 Share premium 千港元 HK$'000	資本儲備(i) Capital reserve (i) 千港元 HK$'000	資本贖回盈餘 Capital redemption reserve 千港元 HK$'000	兌換儲備 Exchange reserve 千港元 HK$'000	法定儲備(ii) Statutory reserve (ii) 千港元 HK$'000	可供出售金融資產重估儲備 Available-for-sale financial assets revaluation reserve 千港元 HK$'000	保留盈利 Retained profits 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零九年四月一日	As 1 April 2009	214,950	41,201	1,394	1,061	90	26	95,010	353,732
本年度虧損	Loss for the year	–	–	–	–	–	–	(31,630)	(31,630)
外幣換算	Exchange translations	–	–	–	10,350	–	–	–	10,350
新股份發行	Issue of new shares	97	–	–	–	–	–	–	97
股份回購	Purchase of own shares	(5)	–	8	–	–	–	(8)	(5)
可供出售金融資產面值盈餘	Fair value gains on available-for-sale financial assets	–	–	–	–	–	137	–	137
股息(附註15)	Dividends (Note 15)	–	–	–	–	–	–	(2,429)	(2,429)
於二零一零年三月三十一日	At 31 March 2010	215,042	41,201	1,402	11,411	90	163	60,943	330,252
組成如下:	Representing:								
擬派末期股息	Proposed dividend							–	
其他	Others							60,943	
								60,943	

36. 儲備(續) 36. RESERVES *(continued)*

(a) 集團(續) (a) Group *(continued)*

		股份溢價 Share premium 千港元 HK$'000	資本儲備(i) Capital reserve (i) 千港元 HK$'000	資本購回盈餘 Capital redemption reserve 千港元 HK$'000	匯兌儲備 Exchange reserve 千港元 HK$'000	法定儲備(ii) Statutory reserve (ii) 千港元 HK$'000	可供出售金融資產重估儲備 Available-for-sale financial assets revaluation reserve 千港元 HK$'000	保留盈利 Retained profits 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零八年四月一日	At 1 April 2008	215,121	41,201	1,164	9,790	90	508	89,466	357,340
本年度溢利	Profit for the year	–	–	–	–	–	–	7,115	7,115
外幣換算	Exchange translations	–	–	–	(8,729)	–	–	–	(8,729)
股份回購	Purchase of own shares	(171)	–	230	–	–	–	(230)	(171)
轉移	Transfer	–	–	–	–	–	(331)	331	–
可供出售金融資產賬面值虧損	Fair value losses on available-for-sale financial assets	–	–	–	–	–	(151)	–	(151)
股息	Dividends	–	–	–	–	–	–	(1,672)	(1,672)
於二零零九年三月三十一日	**At 31 March 2009**	214,950	41,201	1,394	1,061	90	26	95,010	353,732
組成如下:	Representing:								
擬派末期股息	Proposed dividend							1,518	
其他	Others							93,492	
								95,010	

附註:

(i) 本集團之資本儲備為本公司發行之股份面值與根據於一九九四年集團重組轉讓予本公司的附屬公司股本面值兩者之差額,加上於二零零零年三月三十一日財政年度內因削減股本面值而產生的盈餘51,594,000港元。

(ii) 中國大陸之附屬公司之法定公積金,法定公積金可用於彌補公司之虧損,擴大生產經營業務或增加附屬公司資本。

Note:

(i) Capital reserve of the Group represents the difference between the nominal amount of the share capital issued by the Company and the nominal amount of the share capital of the subsidiaries transferred to the Company pursuant to a group reorganisation in 1994, plus the credit of HK$51,594,000 from share capital as a result of a reduction of the Company's share capital took place during the year ended 31 March 2000.

(ii) Statutory reserve of a subsidiary in Mainland China can be utilised to offset future losses or increase in capital of the subsidiary.

36. 儲備(續) 36. RESERVES *(continued)*

(b) 本公司 (b) Company

		股份溢價 Share premium 千港元 HK$'000	資本購回盈餘 Capital redemption reserve 千港元 HK$'000	繳入盈餘(i) Contributed surplus (i) 千港元 HK$'000	保留盈利 Retained profits 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零九年四月一日	At 1 April 2009	214,951	1,394	72,309	20,456	309,110
本年度虧損	Loss for the year	–	–	–	(17)	(17)
股份回購	Purchase of own shares	(5)	8	–	(8)	(5)
新股份發行	Issue of new shares	97	–	–	–	97
股息(附註15)	Dividends *(Note 15)*	–	–	–	(2,429)	(2,429)
於二零一零年三月三十一日	**At 31 March 2010**	215,043	1,402	72,309	18,002	306,756
組成如下：	Representing:					
擬派末期股息	Proposed dividend				–	
其他	Others				18,002	
					18,002	
於二零零八年四月一日	At 1 April 2008	215,121	1,164	72,309	11,493	300,087
本年度溢利	Profit for the year	–	–	–	10,866	10,866
股份回購	Purchase of own shares	(171)	230	–	(230)	(171)
股息	Dividends	–	–	–	(1,672)	(1,672)
於二零零九年三月三十一日	**At 31 March 2009**	214,950	1,394	72,309	20,457	309,110
組成如下：	Representing:					
擬派末期股息	Proposed dividend				1,518	
其他	Others				18,939	
					20,457	

附註：

(i) 本公司之繳入盈餘為集團於一九九四年重組時本公司發行之股份面值用以交換Daiwa BVI Limited已發行普通股及其附屬公司資產淨值兩者之差額，加上於二零零零年三月三十一日財政年度內因削減股本面值而產生的盈餘51,594,000港元。

根據百慕達一九八一年公司法，繳入盈餘可分派予股東，惟公司不能用作派發或支付股息，或從繳入盈餘中分派，如(i)分派後不能如期清還到期之債務或(ii)資產淨值低於負債及已發行股本及股份溢價之總額。

Note:

(i) The contributed surplus of the Company represents the difference between the nominal amount of the Company's shares issued in exchange for the issued ordinary shares of Daiwa BVI Limited and the value of net assets of its underlying subsidiaries pursuant to a group reorganisation in 1994, plus the credit of HK$51,594,000 from share capital as a result of a reduction of the Company's share capital took place during the year ended 31 March 2000.

Under the Companies Act 1981 of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

37. 合併現金流量表 37. CONSOLIDATED STATEMENT OF CASH FLOWS

(a) 除稅前(虧損)／溢利與經營活動產生之淨現金淨額調節表

(a) Reconciliation of (loss)/profit before income tax to cash generated from operations

		二零一零 **2010** *千港元* ***HK$'000***	二零零九 2009 *千港元* *HK$'000*
除稅前(虧損)／溢利	(Loss)/profit before income tax	**(25,951)**	9,464
調整 —	Adjustments for —		
利息收入	Interest income	**(82)**	(224)
利息開支	Interest expense	**3,701**	8,050
土地及土地使用權攤銷	Amortisation of leasehold land and land use rights	**537**	595
物業、機器及設備折舊	Depreciation of property, plant and equipment	**16,230**	17,281
應收營業賬項減值	Impairment of trade receivables	**596**	2,409
庫存減值	Write-down of inventories	**2,228**	6,518
庫存減值撥備	Provision for impairment of inventories	**23,605**	—
物業、機器及設備減值	Impairment of property, plant and equipment	**14,200**	—
聯營公司權益沖銷	Write-off of investment in a jointly controlled entity	**1**	—
變賣物業、機器、設備以及土地及土地使用權之其他虧損／(收益)	Loss/(gain) on disposal of property, plant and equipment, and leasehold land and land use rights	**50**	(11,805)
金融衍生工具公平值虧損／(盈餘)	Fair value loss/(gain) on derivative financial instruments	**201**	(6,480)
		35,316	25,808
經營資金轉動：	Changes in working capital:		
存貨	Inventories	**(56,887)**	26,752
應收營業賬項、應收票據及應收聯營公司款項	Trade and notes receivables and amount due from an associated company	**(56,656)**	44,564
預付款項、按金及其他應收款項	Prepayments, deposits and other receivables	**(12,587)**	(1,538)
應付營業賬項	Trade payables	**121,520**	(23,033)
應付費用及其他應付款項	Accruals and other payables	**10,891**	(4,318)
經營活動產生之淨現金	Cash generated from operations	**41,597**	68,235

(b) 在合併現金流量表內，出售物業、機器及設備以及土地及土地使用權的所得款包括：

(b) In the consolidated statement of cash flows, proceeds from disposals of property, plant and equipment, and leasehold land and land use rights comprise:

		二零一零 **2010** *千港元* ***HK$'000***	二零零九 2009 *千港元* *HK$'000*
賬面淨值	Net book amount	**168**	6,339
出售物業、機器及設備及土地及土地使用權(損失)／盈利	(Loss)/gain on disposal of property, plant and equipment, and leasehold land and land use rights	**(50)**	11,805
出售物業、機器及設備及土地及土地使用權所得款項	Proceeds from disposals of property, plant and equipment, and leasehold land and land use rights	**118**	18,144

38. 按種類劃分之金融工具

38. FINANCIAL INSTRUMENTS BY CATEGORY

於資產負債表日期之按種類劃分之金融工具面值如下：

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

集團

Group

金融資產

Financial assets

		二零一零 2010		
		可供出售金融資產 Available-for-sale financial assets	借貸及應收款項 Loans and receivables	總值 Total
		千港元 HK$'000	千港元 HK$'000	千港元 HK$'000
可供出售金融資產	Available-for-sale financial assets	305	–	305
應收營業賬項及應收票據	Trade and notes receivables	–	208,270	208,270
應收聯營公司款項	Amount due from an associated company	–	4,382	4,382
包括在預付款項、按金及其他應收款內的金融資產 (附註26)	Financial assets included in prepayments, deposits and other receivables *(note 26)*	–	20,511	20,511
現金及現金等價物	Cash and cash equivalents	–	166,627	166,627
		305	399,790	400,095

金融負債

Financial liabilities

		金融負債攤銷成本 Financial liabilities at amortised cost	總值 Total
		千港元 HK$'000	千港元 HK$'000
應付營業賬項	Trade payables	258,709	258,709
銀行借貸	Bank borrowings	230,951	230,951
包括在應付費用及其他應付款內的金融負債 (附註30)	Financial liabilities included in accruals and other payables *(Note 30)*	20,189	20,189
		509,849	509,849

38. 按種類劃分之金融工具(續) 38. FINANCIAL INSTRUMENTS BY CATEGORY *(continued)*

集團(續) **Group** *(continued)*

金融資產 ***Financial assets***

		二零零九 2009			
		利潤表之金融資產面值 Financial assets at fair value through profit or loss *千港元 HK$'000*	可供出售金融資產 Available-for-sale financial assets *千港元 HK$'000*	借貸及應收款項 Loans and receivables *千港元 HK$'000*	總值 Total *千港元 HK$'000*
可供出售金融資產	Available-for-sale financial assets	–	168	–	168
應收營業賬項及應收票據	Trade and notes receivables	–	–	139,632	139,632
應收聯營公司款項	Amount due from an associated company	–	–	14,855	14,855
包括在預付款項、按金及其他應收款內的金融資產 *(附註26)*	Financial assets included in prepayments, deposits and other receivables *(note 26)*	–	–	10,069	10,069
衍生金融工具	Derivative financial instruments	235	–	–	235
現金及現金等價物	Cash and cash equivalents	–	–	124,556	124,556
		235	168	289,112	289,515

金融負債 ***Financial liabilities***

		利潤表之金融負債面值 Financial liabilities at fair value through profit or loss *千港元 HK$'000*	金融負債攤銷成本 Financial liabilities at amortised cost *千港元 HK$'000*	總值 Total *千港元 HK$'000*
應付營業賬項	Trade payables	–	138,826	138,826
銀行借貸(除了融資租賃負債)	Bank borrowings (excluding finance lease liabilities)	–	194,763	194,763
融資租賃負債	Finance lease liabilities	–	1,078	1,078
包括在應付費用及其他應付款內的金融負債 *(附註30)*	Financial liabilities included in accruals and other payables *(Note 30)*	–	18,102	18,102
衍生金融工具	Derivative financial instruments	34	–	34
		34	352,769	352,803

38. 按種類劃分之金融工具(續) 38. FINANCIAL INSTRUMENTS BY CATEGORY (continued)

公司 Company

金融資產－借貸及應收款項 Financial assets – loans and receivables

		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
其他應收款	Other receivables	**109**	114
現金及現金等價物	Cash and cash equivalents	**962**	599
		1,071	713
金融負債，按攤銷成本	**Financial liabilities at amortised cost**		
包括在應付費用及其他應付款的金融負債 *(附註30)*	Financial liabilities included in accruals and other payables *(Note 30)*	**425**	428

39. 承擔 39. COMMITMENTS

(a) 資本承擔 Capital commitments

於二零一零年及二零零九年三月三十一日，本集團於土地及樓宇的資本承擔如下：

At 31 March 2010 and 2009, the Group's capital commitment in respect of land and buildings were as follows:

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
已訂約但未計提準備	Contracted but not provided for	**1,547**	–

39. 承擔(續) / 39. COMMITMENTS (continued)

(b) 營運租約承擔 / (b) Operating lease commitments

於二零一零年及二零零九年三月三十一日，對於土地及樓宇不可撤銷之營運租約協議，產生之營運租約承擔總額分析如下：

At 31 March 2010 and 2009, the future aggregate minimum lease payments in respect of land and buildings under non-cancellable operating leases were as follows:

		集團 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
第一年內	Not later than one year	**5,566**	5,073
第二年至第五年內	Later than one year and not later than five years	**9,354**	12,011
		14,920	17,084

普遍而言，集團之營運租約一般為期一年至五年。

Generally, the Group's operating leases are for terms of one to five years.

於二零零九年及二零一零年三月三十一日，公司均沒有重大之承擔。

The Company did not have any significant commitments at 31 March 2009 and 2010.

40. 有關連人士交易 / 40. RELATED PARTY TRANSACTIONS

於二零一零年三月三十一日，Leading Trade Limited、China Capital Holdings Investment Limited及Cyber Concept Limited分別擁有本公司20.04%(二零零九年：20.06%)、31.14%(二零零九年：24.51%)及零(二零零九年：4.07%)股權。這幾間公司均由公司董事劉得還先生及陳婉薇女士控制，他們被視為最終控股人士。

As at 31 March 2010, Leading Trade Limited, China Capital Holdings Investment Limited and Cyber Concept Limited owned 20.04% (2009: 20.06%), 31.14% (2009: 24.51%) and nil (2009: 4.07%) of the Company's shares respectively. These companies are under the control of the Company's directors, Mr. Lau Tak Wan and Ms. Chan Yuen Mei, Pinky, who are collectively regarded as the ultimate controlling parties.

如本集團或其主要管理人員之任何成員或其近親能夠直接或間接對某一方的財務和經營決策有重大影響或反之亦然的情形、或本集團和該方受到共同的重大影響，則該方為本集團的有關連人士。有關連人士可以是個人或實體。

Parties are considered to be related to the Group if the Group or any member of its key management personnel or their close family members has the ability, directly or indirectly, to exercise significant influence over the parties in making financial and operating decisions, or vice versa, or where the Group and the parties are subject to common significant influence. Related parties may be individuals or entities.

除財務報表其他部分所示的關連人士資料外，本集團及關連人士於日常業務中訂立的重大關連人士交易以及關連人士交易產生的結餘概述如下：

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties and the balances arising form related party transactions in addition to the related party information shown elsewhere in the financial statements.

40. 有關連人士交易(續) 40. RELATED PARTY TRANSACTIONS (continued)

(a) 與有關連人士之交易 (a) Transactions with related parties

			集團 Group	
		附註 Note	二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
銷售予DSC(聯營公司)	Sales to DSC (as an associated company)	(i)	604	10,070
從DSC購買(聯營公司)	Purchase from DSC (as an associated company)	(i)	–	(4,570)
付營運租賃租金給361 Alden Inc.	Operating lease rental paid to 361 Alden Inc.	(ii)	1,308	1,281
退貨(收回)/給予DSC(聯營公司)	Goods return (from)/to DSC (as an associated company)	(iii)	(7,354)	9,241

附註:

(i) 與DSC的交易是基於雙方同意的條款。

(ii) 361 Alden Inc.為劉得還先生及陳婉薇女士(本公司董事)共同擁有。營運租賃租金由雙方共同協商決定。

(iii) 年內,集團同意DSC部份退貨以抵銷DSC欠集團的部份款項,此乃基於雙方同意的條款。(見如下附註40(b)(ii))

Note:

(i) Sales and purchases with DSC are made based on mutually agreed terms.

(ii) 361 Alden Inc. is beneficially owned by Mr Lau Tak Wan and Ms Chan Yuen Mei, Pinky, directors of the Company. Operating lease rental expense is determined at rate mutually agreed between the parties.

(ii) During the year, the Group agreed to accept return of certain goods from DSC as partial settlement of the amount due from DSC. These transactions are determined based on mutually agreed terms (also see Note 40 (b)(ii) below).

(b) 與有關連人士餘額 (b) Balances with related parties

			集團 Company	
		附註 Note	二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
應收附屬公司款項	Amounts due from subsidiaries	(i)	291,759	294,442

			公司 Group	
			二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
應收DSC款項	Amount due from DSC	(ii)	4,382	14,855

40. 有關連人士交易(續) 40. RELATED PARTY TRANSACTIONS (continued)

(b) 與有關連人士餘額(續) (b) Balances with related parties (continued)

附註： Note:

(i) 附屬公司借款為無抵押、免息及須於要求時償還。該金額以港幣入賬。

(i) The amounts due from subsidiaries are unsecured and non—interesting bearing, and are repayable on demand. These amounts are denominated in HK$.

(ii) 應收DSC款項由營業交易而產生並以美元入賬，應收營業賬項分析如下：

(ii) The amount due from DSC represents trading transactions with the associated company which is denominated in US$. The aging of these receivables are analysed as follows:

		公司 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
少於六十天	Less than 60 days	–	3,436
六十天至一百二十天	60 days to 120 days	–	3,878
超過一百二十天	Over 120 days	4,382	7,541
		4,382	14,855

於二零一零年及二零零九年三月三十一日，以上若干應收營業賬項已逾期但並無減值問題，由於該聯營公司於過去並無拖欠問題。此等應收營業賬項的賬齡分析如下：

As of 31 March 2010 and 2009, certain of the above receivables were past due but not considered to be impaired as continuous cash repayments have been received from the associated company on those relevant receivables. The ageing analysis of these receivables is as follows:

		公司 Group	
		二零一零 2010 千港元 HK$'000	二零零九 2009 千港元 HK$'000
逾期：	Overdue by:		
少於六十天	Less than 60 days	–	25
六十天至一百二十天	60 days to 120 days	–	4,022
超過一百二十天	Over 120 days	4,382	3,494
		4,382	7,541

40. 有關連人士交易(續) 40. RELATED PARTY TRANSACTIONS (continued)

(c) 主要管理人員之報酬 (c) Key management compensation

		公司 Group	
		二零一零 **2010** *千港元* ***HK$'000***	二零零九 2009 *千港元* *HK$'000*
薪金及津貼	Salaries and allowances	**7,698**	7,869
花紅	Bonuses	**620**	1,293
退休金 — 界定供款計劃	Pension costs — defined contribution plans	**338**	344
		8,656	9,506

購股權計劃

本公司已根據聯交所證券上市規則(「上市規則」)第17章之規定，於二零零五年八月十八日舉行之股東週年大會上經股東批准採納新購股權計劃。

新購股權計劃之概要如下：

1. 計劃之宗旨

新購股權計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工並吸引到對本集團之企業發展具有價值之人力資源。

2. 可參與人士

根據購股權計劃條款、上市規則規定及在其規限下，董事局可全權決定供給購股權予任何合資格參與人士。

董事可不時因應參與人對本集團及投資實體之業務發展及增長所作出之貢獻而決定上述任何一類參與人是否符合獲授任何購股權資格之基準。

3. 發行之最高股份數目

(a) 按新購股權計劃及本公司之任何其他購股權計劃已授出全數尚有待行使之購股權獲行使而可發行之最高股份數目，合共不得超過本公司不時已發行股本之30%。

SHARE OPTION SCHEME

The Company has, in accordance with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), adopted the New Share Option Scheme, as approved by the Shareholders of the Company at the Annual General Meeting held on 18 August 2005.

A summary of the principal terms of the New Share Option Scheme is set out as below:

1. Purpose

The purpose of the New Share Option Scheme is to provide incentives or rewards to Participants for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and to attract human resources for the growth of the Group.

2. Who may join

On and subject to the terms of the New Share Option Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Participant as the Board may in its absolute discretion select.

The basis of eligibility of Participants to the grant of any Options shall be determined by the directors from time to time on the basis of their contribution to the development and growth of the Group.

3. Maximum number of Shares

(a) The maximum number of Shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the issued share capital of the Company from time to time.

購股權計劃*(續)*

3. 發行之最高股份數目*(續)*

(b) 按新購股權計劃及本公司之任何其他購股權計劃將授出之全數購股權(就此而言並不包括按照新購股權計劃及本公司之任何其他購股權計劃之條款已作廢之購股權)獲行使而可發行之股份總數，合共不得超過於普通決議案獲通過新購股權計劃之日已發行股份之10%(「一般計劃上限」)。

(c) 本公司可提請股東在股東大會上批准更新一般計劃上限及根據上市規則向股東發出有關通函，惟按新購股權計劃及本公司之任何其他購股權計劃將授出之全數購股權獲行使而可發行之股份總數，不得超過於該上限獲批准之日已發行股份之10%；而在計算該上限時，根據新購股權計劃及本公司之任何其他購股權計劃在此之前已授出之購股權(包括按照新購股權計劃及本公司之任何其他購股權計劃尚未行使、已註銷、已作廢或已行使之購股權)將不會計算在內。

(d) 本公司可根據上市規則向股東發出通函要求股東於股東大會上另行批准授出超過一般計劃上限或(如適用)上文(c)項所述上限之購股權予本公司在尋求上述批准前指定之承受者。

SHARE OPTION SCHEME *(continued)*

3. Maximum number of Shares *(continued)*

(b) The total number of Shares which may be issued upon exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of the New Share Option Scheme and any other share option scheme of the Company) to be granted under the New Share Option Scheme and any other share option scheme of the Group must not in aggregate exceed 10% of the Shares in issue as at the date of approval of the New Share Option Scheme (the "General Scheme Limit").

(c) The Company may refresh the General Scheme Limit from time to time by obtaining approval of the shareholders of the Company in general meeting and the issue of a circular in compliance with Listing Rules to the shareholders of the Company in connection therewith, provided that the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) of the Company under the limit as "refreshed" must not exceed 10% of the Shares in issue as at the date of approval of the limit and for the purpose of calculating the limit as "refreshed", options previously granted under the New Share Option Scheme or any other share option scheme(s) of the Company (including those outstanding, cancelled, lapsed or exercised in accordance with the New Share Option Scheme and any other share option scheme of the Company) will not be counted.

(d) The Company may issue a circular in compliance with Listing Rules to the shareholders of the Company and seek separate approval by the shareholders of the Company in general meeting to grant Options beyond the General Scheme Limit or, if applicable, the limit referred to in (c) above to Grantees specifically identified by the Company before such approval is sought.

購股權計劃(續)

4. 各參與者可認購之最高股份數目

於任何十二個月期間內，按新購股權計劃及本公司之任何其他購股權計劃授予各參與者之購股權(包括已行使、已註銷及尚未行使之購股權)獲行使而已發行及可發行之股份總數，不得超過本公司當時已發行股本之1%(「個人上限」)。如要在計至另行授出購股權之日止期間(包括該日在內)之任何十二個月內再授予某位參與者超過其個人上限之購股權，必須根據上市規則向股東發出通函及於本公司之股東大會上獲股東批准，而該參與者及其聯繫人士須放棄投票權。

5. 授予關連人士購股權

(a) 根據新購股權計劃授出購股權予本公司之董事、首席行政人員或本公司之主要股東或彼等各自之任何聯繫人士(按「上市規則」之定義)，必須獲獨立非執行董事(不包括任何本身亦為購股權承受人之獨立非執行董事)批准。

(b) 倘若對已授予本公司之主要股東或獨立非執行董事或彼等各自之任何聯繫人士(按「上市規則」之定義)之購股權條款作出之任何變動，或向某位主要股東或獨立非執行董事或彼等各自之任何聯繫人士授予購股權，將會導致計至獲授購股權之日止十二個月期間內(包括該日在內)按已授予及將授予該人士於新購股權計劃及本公司之任何其他購股權計劃之全數購股權(包括已行使、已註銷及尚未行使之購股權)獲行使而發行及將發行之股份：

(i) 總額佔已發行股份之0.1%以上；及

SHARE OPTION SCHEME *(continued)*

4. Maximum entitlement of each Participant

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the New Share Option Scheme and any other share option scheme of the Company (including exercised, cancelled or outstanding options) to each Participant in any 12-month period shall not exceed 1% of the issued share capital of the Company at the time the Option is granted to the participant (the "Individual Limit"). Any further grant of options in excess of the Individual Limit in any 12-month period up to and including the date of such further grant, shall be subject to the issue of a circular in compliance with Listing Rules to the shareholders of the Company and the shareholders approval in general meeting of the Company with such Participant and his associates abstaining from voting.

5. Grant of options to connected persons

(a) Any grant of Options under the New Share Option Scheme to a director, chief executive or substantial shareholder of the Company or any of their respective associates (as defined in the Listing Rules) must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the Grantee of the Options).

(b) Where any grant of Options to a substantial shareholder or an independent non-executive Director, or any of their respective associates (as defined in the Listing Rules), would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person under the New Share Option Scheme and any other scheme(s) of the Company in the 12-month period up to and including the date of such grant:

(i) representing in aggregate over 0.1% of the total number of Shares in issue; and

購股權計劃(續)

5. 授予關連人士購股權(續)

(b) (續)

(ii) 按每次授出購股權之日股份收市價計算之總值超過五百萬港元;

則上述再行授出購股權之事宜須獲股東批准,而本公司須向股東發出一份通函。本公司之所有關連人士須於股東大會上放棄有關決議投票權,惟任何此關連人士可於股東大會上對有關決議案投反對票,但必須在該通函內已表明上述意向。任何於股東大會上批准授出上述購股權之事宜均採用投票方式表決。

6. 購股權之接納

接納購股權時繳付10港元作為代價。倘本公司於授出購股權起計28日內收到由承受人填妥、簽署及送回之購股權接納文件雙聯本,並向本公司支付10港元作為接納購股權之代價,則該購股權將被視為已獲承受人所接納。

7. 行使時限

購股權可自授予該購股權日隨即按購股權計劃之條款而行使,屆滿期為授予購股權日起五年後之最後一日。

除非董事另行決定及向參與者提出授予購股權之時表明,否則概無期權行使之前必須持有之最短期限。

SHARE OPTION SCHEME *(continued)*

5. Grant of options to connected persons *(continued)*

(b) *(continued)*

(ii) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million;

such further grant of options must be approved by the shareholders of the Company. The Company must send a circular in compliance with Listing Rules to the shareholders of the Company. All connected persons of the Company must abstain from voting on the relevant resolution at such general meeting, except that any such connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular. Any vote taken at the meeting to approve the grant of such Options must be taken on a poll.

6. Payment on acceptance of Option offer

A consideration of HK$10 is payable on acceptance of the offer of grant of an Option. An offer for the grant of an Option shall be deemed to have been accepted when the duplicate letter of the offer is duly completed, signed and returned to the Company with payment of HK$10 as consideration within 28 days from the date of offer.

7. Exercise of an Option

An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during the five-year period commencing immediately from the date of grant and expiring on the last day of the five-year period.

Unless the Directors otherwise determined and are stated in the offer of grant of Options to a Participant, there are no minimum period for which an option must be held before it can be exercised.

購股權計劃*(續)*

8. 表現目標

除非董事另行決定及於向參與者提出授予購股權之時表明，否則參與者於行使按新購股權計劃獲授之購股權前毋須達致任何表現目標。

9. 股份認購價

新購股權計劃之股份認購價由董事決定並於提出授予時通知參與人，惟認購價不得低於下列三者中之最高者：

(a) 於提出授予購股權之日(該日須為交易日)聯交所每日報價表上註明之股份收市價；

(b) 於緊接提出授予購股權日期之前五個交易日內聯交所每日報價表上註明之股份收市價之平均數；及

(c) 股份面值。

10. 股份之地位

因行使購股權而配發之股份，須受本公司當時有效之公司細則一切規定所限制，並與於配發股份當日已發行之本公司繳足款股份享有同等權益，因此其持有人將有權獲得於股份配發之日或其後派付或作出之一切股息或其他分派，惟之前就早於股份配發日期之記錄日期而宣佈或建議或議決派付或作出之任何股息或其他分派則除外。

SHARE OPTION SCHEME *(continued)*

8. Performance target

Unless the Directors otherwise determined and are stated in the offer of grant of Options to a Participant, a Participant is not required to achieve any performance targets before any Options granted under the New Share Option Scheme can be exercised.

9. Subscription price for Shares

The Subscription Price under the New Share Option Scheme shall be a price determined by the directors and notified to a Participant at the time of the offer of grant, and shall not be lower than the highest of:

(a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a business day;

(b) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheet for the five business days immediately preceding the date of the offer of grant; and

(c) the nominal value of the Shares for the time being.

10. Ranking of Shares

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Company's Bye-Laws for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividend or other distributions previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment.

購股權計劃(續)

11. 對授出購股權時間之限制

當發生可令股價波動之事件或作出可令股價波動之決定後，不得提出授予購股權，直至上述可令股價波動之資料已在報章上發佈為止。尤其於緊接(i)為批准本公司之中期或全年度業績而舉行董事會會議之日；及(ii)根據本公司與聯交所訂立之上市協議本公司須公佈中期或全年度業績之最後期限(兩者中以較早日期為準)之前一個月起至公佈業績之日止期間內。

12. 新購股權計劃之有效期

購股期權計劃之有效期由採納該計劃日期起計五年。新購股權計劃將於該日期成為無附帶條件，而不得據此再授出購股權，已授出之購股權將仍有效及可據該計劃條款獲得行使。

13. 新購股權計劃之有效期

根據股東週年大會股東批准採納新購股權計劃，新購股權計劃維持生效直至二零一零年八月十七日。

SHARE OPTION SCHEME *(continued)*

11. Restrictions on the time of grant of options

A grant of Options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, the Board shall not offer the grant of an Option to any Participant during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the Directors for the approval of the Company's interim or annual results, and (ii) the last date on which the Company must publish its interim or annual results announcement under its listing agreement with the Stock Exchange and ending on the date of the announcement of the results.

12. Period of the New Share Option Scheme

The New Share Option Scheme will be valid and effective for a period of 5 years commencing on the date on which the New Share Option Scheme become unconditional, after which no further Options will be issued, and thereafter for so long as there are outstanding any unexercised Options granted pursuant thereto and in order to give effect to the exercise of any such Options or otherwise as may be required in accordance with the provisions of the New Share Option Scheme.

13. The life of the New Share Option Scheme

The New Share Option Scheme will remain in force until 17 August 2010, subject to approval by shareholders to adopt the New Share Option Scheme at the annual general meeting.

台和商事控股有限公司
香港九龍觀塘成業街16號怡生工業中心G座11字樓
電話：852-2341 3351　傳真：852-2797 8275
網址：http://www.daiwahk.com　電子郵址：daiwa@daiwahk.com
股份代號：1037

DAIWA ASSOCIATE HOLDINGS LIMITED
11/F., Block G, East Sun Industrial Centre, 16 Shing Yip St., Kwun Tong, Kowloon, Hong Kong
Tel: 852-2341 3351 Fax: 852-2797 8275
Website: http://www.daiwahk.com E-mail: daiwa@daiwahk.com
Stock Code: 1037

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock code: 1037)

RESULTS FOR THE YEAR ENDED 31 MARCH 2010

On behalf of the Board of Directors, I would like to present to shareholders the annual results of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 March 2010.

I am taking this opportunity to express our gratitude to the Group's staff for their contributions enabling the Group to work through a difficult year.

RESULTS AND DIVIDEND

Turnover was reported as HK$1,628 million (2009: HK$1,542 million) for the year ended 31 March 2010, which indicates an increase of 6% from last financial year. Due to special provision for inventories included in cost of sales in the reported year, gross profit was lower than its normal level. Gross profit in the reported year was HK$116 million (2009: HK$143.5 million) representing a drop by 19%. However, if excluding such special stock provision, gross profit dropped by 3% to HK$139.6 million. The decline in gross profit before special stock provision was primarily caused by the decreased turnover and drop in profit margin in our manufacturing segment. Due to the prolonged contraction of the American and European markets with the keen competition from small local Chinese manufacturers, the Group will discontinue certain low-margin product lines in the manufacturing business segment. Provisions for inventories and other relevant production assets, mainly tooling & machineries, in respect of the discontinued product lines and goods return, aggregated to HK$37.8 million. This sum of provisions in the year under review turned the initial profitable into a loss result attributable to equity holders of the Company for HK$31.6 million (2009: HK$7.1 million profit). Before making such special provisions, the operating profit for the year ended 31 March 2010 was HK$15.5 million (2009: HK$17.3 million). Moreover, in the comparative year ended 31 March 2009, there was a sum of HK$18.2 million gains on disposal of property and on financial instruments, which did not repeat in the year ended 31 March 2010. By also taking this factor into account, the Group's operating profitability can be seen as an increase by HK$16.4 million year-on-year.

For the year ended 31 March 2010:

— The earnings before interest, tax, depreciation and amortization (EBITDA) and before special provisions are HK$32.3 million (2009: HK$35.2 million).

— The operating profit (EBIT) before special provisions is HK$15.5 million (2009: HK$17.3 million).

— The operating loss after special provisions is HK$22.3 million (2009: HK$17.3 million operating profit without similar provisions).

In view of the need of the Group's future development, the Board of Directors has resolved not to recommend payment of final dividend to shareholders. During the year, the Group declared and paid an interim dividend of HK0.3 cent per ordinary share.

LIQUIDITY AND FINANCIAL RESOURCES

At 31 March 2010, the Group's net current assets amounted to HK$162.3 million (2009: HK$178.1 million) and the shareholders' funds were HK$360.6 million (2009: HK$384.1 million). The total bank loan was HK$231 million and the net gearing ratio which is defined as total borrowings after netting off cash and cash equivalents, to shareholders' funds, excluding minority interests, is 0.18 (2009: 0.19). The year-end cash and bank balances increased to HK$166.6 million (2009: HK$124.6 million).

At 31 March 2010, total available banking facilities of the Group were approximately HK$349 million, of which HK$58 million was unutilized. Finance lease obligations were fully repaid during the year (2009: HK$1.1 million). The Company issued corporate guarantees to banks for granting of banking facilities to subsidiaries. At 31 March 2010, total amount of corporate guarantee committed was HK$448 million.

The Group's assets are mostly financed by shareholders' funds, trade payables and bank borrowings. Trade payables are repayable within one year. Bank borrowings composed of trade financing repayable within one year and term loans repayable in installments for more than one year. Total bank borrowings as at year end date increased by 18% when compared with last reported year.

The borrowings are mostly denominated in Hong Kong dollars to prevent currency risk. The Group's cash and cash equivalents are mainly denominated in Hong Kong dollars, US dollars, Canadian dollars and Renminbi. The Group continuously matches the payments and receipts of foreign currency arising from routine purchases and sales. Combining these methods, the Group is able to control and minimize the financial cost and exchange risk. Most of the Group's borrowings are interest bearing at floating rates which are in reference to the Hong Kong HIBOR rate. The Group has not engaged in any speculative derivatives or structured product transactions.

Inventory level increased to HK$236 million from HK$205.3 million of last financial year to cater for more than 30% increase in sales in the distribution business segment. Average stock turnover is controlled to less than 60 stock turnover days. The trade receivables and payables increased in line with the growth in turnover in our core business of electronic components distribution.

Thanks to the continuous support of our bankers, the Group's liquidity is believed not to be affected by the provisions for inventory and tooling & machineries mentioned above.

In the reported year, the Group repurchased 26,000 ordinary shares in the open market. The purchase prices ranged from HK$0.28 to HK$0.30 per share.

BUSINESS REVIEW AND PROSPECT

In this reported year, the labour cost of manufacturing kept increasing due to the increase of minimum wages, labour shortage and the appreciation of Renminbi ("Rmb"). In the manufacturing segment, the Group operated in accordance with its normal production procedures and stocking plans for raw materials. Due to the prolonged contraction of the American and European markets with the keen competition from small local Chinese manufacturers, the Group will discontinue certain low-margin and low business entry barrier product lines in the manufacturing segment. Consequently, the Group decided to make provisions for inventories, tooling & machineries in the sum of HK$37.8 million in respect of the discontinued products and goods return from an associated company in the reported year. The bottom line of the Group in the reported year therefore was dragged down from profitable to loss result. Excluding these provisions and a sum of HK$18.2 million gains on disposal of property and on financial instruments in the previous comparative year, the Group's operating profitability can be seen as an increase by HK$16.4 million year-on-year. This was achieved by way of strict discipline in cost management such that the Group shaved off selling and administrative expenses (excluding the HK$14.2 million provisions) by HK$18.1 million or 12% in the reported year.

Notwithstanding consolidation in the manufacturing business segment, it was encouraging to see that business in the electronic components distribution segment recorded a robust growth.

The Group is engaged in the following major businesses, namely:

— Electronic Components Distribution;

— EMS (Contract Electronic Manufacturing Services);

— Consumer Electronics and Electronic Components Manufacturing; and

— Personal Computer Distribution.

Electronic Components Distribution

Electronic components distribution constitutes the core business of the Group accounting for 67% of the Group's turnover in the reported year. This core business has continued its growth momentum. Turnover of this segment in the reported year reached a record high to HK$1,083.2 million (2009: HK$795.1 million) representing a growth of 36% when compared with last financial year. Gross profit was HK$90 million representing a growth of 28% when compared with last year (2009: HK$70.2 million).

Business in this segment is mainly to act as authorized distributor of various renowned brand names including the Group's own manufactured electronic components. Major customers are manufacturers in Hong Kong and PRC. Products of this segment includes diodes, transistors, integrated circuits (IC), power modules, MCU, MCP, CPU, memory chips and display modules etc. Applications of these components are mobile phones, electronic toys, power supplies, radio, CD players, DVD players, TV, MP3/MP4 players, LED lamps, handheld electronic devices and amplifiers. This segment also provides professional design service for MCUs for solutions of air-conditioner, MP4 players, electrical bicycles, iPod & iPhone dockings as well as power management modules. There is strong growth in this segment because of the development in power supply solutions and focusing on customers of mobile phones manufacturer in East Asia and the domestic market of China.

The Group has about 30 years of experience in this segment. Other than the solid base in Hong Kong, the Group is one of the biggest distributors pioneer to penetrate in the PRC market for more than 20 years. The Group has built up strong sales network and good logistic foundation in major PRC cities by the joint management between Hong Kong and local Chinese elites. The performance of Shenzhen, Shanghai and Beijing sales offices were outstanding among competitors. In order to explore further business opportunities, the Group had further strengthened the engineering capability in providing total solutions to customers and will keep continue bring in new principal suppliers.

The Group has maintained an array of authorized distributorships with renowned suppliers such as Toshiba, Panasonic, On Semiconductor, On Bright, Isocom, Johanson, Magnetic, COS, Chino-Excel Technology Corp (CET), Diodes, Rohm, Arnold Magnetics, LiteOn, CET, Everlight, AEM and Abilis Systems.

Beijing, Shanghai and Shenzhen sales divisions kept playing an important role. The Group has also established sales office in Zhaoqing, Chengdu and Xiamen.

EMS (Contract Electronic Manufacturing Service)

The Group engaged in the production of telecommunication modules in mobile phone base stations, active antennas, radar parts, electronic modules in automobiles as well as PCB assembly for industrial purpose products. The facility was equipped with high speed SMT production lines with nitrogen filled reflow furnaces, precise solder paste screen printer, etc. Process reliability could be ensured by the in-house RoHS Scanning Systems and X-Ray Inspection Machine.

The reported year show a rapid deterioration in business climate in North America and Western Europe. Sales orders from these major markets of our EMS business were diminished. Our EMS business was contracted to a turnover of HK$150.4 million (2009: HK$223.5 million), representing a decrease of 33%. The gross profit before special stock provision decreased by 18% to HK$18.9 million (2009: HK$23 million) when compared with last year.

With effective and continuous investments in engineering of developments, manufacturing process and quality assurance, the Group has earned recognition from core customers not only by continue support of purchase orders, but also by gaining transfer of business orders from competitors.

The Group also started to explore the possibility of co-development of new products with customers. The Group believed that this direction of EMS production will distinguish the Group from its competitors.

Consumer Electronics and Electronic Components Manufacturing

The Group was cautious on the continuous escalating raw material cost and labour cost; eliminating low profit margin products and keeping the Group from the risk of losses.

In the reported year, turnover of consumer electronics and electronic components manufacturing in the reporting year was HK$132.8 million (2009: HK$215.2 million) representing a drop by 38%. Gross profit before special stock provision dropped by 72% to HK$5.7 million (2009: HK$20 million).

To equip the Group in the coming years, new models which were developed with niche solutions and professional product identities such as sound bars, iPod & iPhone dockings, multi-interface mini-compo hi-fi as well as special feature radios directed and maintained attention from direct customers. The development of new product lines in telecommunications such as cordless DECT phones and two way radios led the Group into a new era of products. The Group is starting to play a significant role in this segment.

The replacement of labour force by automatic machines also allowed this segment be less dependent on the negative effects from labour cost and supply.

Personal Computer Distribution

Turnover of this segment was HK$262 million (2009: HK$308.3 million) which represented a decrease of 15% in the reported year. Gross profit decreased by 16% to HK$25.4 million (2009: HK$30.3 million). The decrease in turnover in this segment was mainly a result of the economic decline in North America and the global price reduction of personal computer products.

Business in this segment mainly comes from distribution of personal computer products in North America. Products in this segment include motherboards, display cards, hard disk drives, optical storage device, computer cases, power supply, software, memory, desk-top computer, notebook, netbook computers and computer accessories.

In order to shift part of the concentration in personal computer systems, the Canada subsidiary has already established a dedicated marketing team in promoting the notebook computers, memory devices, computer cases and power supplies. The subsidiary also started to market iPhone accessories which are produced outside the Group and has already received concrete orders from mass merchants such as Canadian Tire.

FUTURE PROSPECT

While there is recent financial crisis in Greece and certain European countries, the US economy is recovering from the trough of its financial tsunami. The crisis has caused folding of many businesses in the manufacturing industry which caused demand to be inadequately met. This shows that the future is full of opportunities and challenges.

The business outlook of the Group's core business in distribution of electronic components is positive. After the efforts in developing the solution of mobile phone and audio-visual applications in previous years, the Group has gained fruitful returns from new customers. As the rising living standard in China is creating a strong demand for electronic products in farm villages including mobile phones, handheld electronic devices and automobiles, the Group is keeping its strong penetration in manufactures of these sectors. In the first quarter after the reported year end, the Distribution Sector continued to maintain its good performance. At the same time, the Sector is going to eliminate a non-contributive distribution line and will be replaced by the new principal supplier — Abilis Systems. The Group has already started to launch the applications to the rising demand of green illuminations in LED lamps.

In the past years, the Group has successfully integrated 5 production sites into the two sites in Dongguan and Heyuan. To further concentrate management efforts and overheads, the Group has started to move its Dongguan operations to Heyuan production site and is expecting to have a sizable saving of overheads. At the same time, since the number of manufacturers in the industry was substantially reduced in the financial crisis, the Group can successfully gain better pricing both in EMS and consumer electronics products which can cover the rise of overhead with excess margins.

In the telecommunication sector, the Group has already invested in the R&D of DECT phones and two-way radios for three years and has started gaining recognition from customers. The Group has also passed factory audits of new customers of renowned international brand names in cordless DECT phone and two way radios. New orders in this sector will most probably replace the eliminated consumer electronics with satisfactory profit margins in the coming fiscal year.

The advent of Windows 7 and iPad has excited users to bring in new demand in personal computers. The subsidiary in Canada has developed new product line of computer and iPhone accessories selling to mass merchants with hundreds of retail stores in North America. Customers provided positive feedback and the Group expects to have further exposures and contributions adding on top of the personal computer business.

The big provision in the reported year is more or less a one-off provision and is not expected to be recurring. With growth in electronic component distribution of new business in telecommunications as well as the effect of cost consolidation from the production site in Heyuan, the coming financial year will be a year of turnaround in the overall profitability.

Employees

At 31 March 2010, the Group employed a total of approximately 3,800 employees (31 March 2009: 3,500 employees; 30 September 2009: 3,300 employees) located in Hong Kong, Canada and PRC.

The Group's remuneration policy is in line with the prevailing market practices and is determined on the basis of performance and experience of the individual. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered year-end discretionary bonuses, which are based on the divisional performance and individual appraisals. The Group also provides a Mandatory Provident Fund or ORSO scheme, and medical benefits to all Hong Kong employees. Pursuant to the terms and conditions of the share option scheme adopted by the Company on 18 August 2005, the Group may grant share options to directors and eligible employees. Up to 31 March 2010, no share options had been granted.

The Group is committed to devoting more resources in providing internal and external training to the employees. In addition to sending staff to participate in seminars and lectures, the Group continues recommending that qualified staff take part in professional courses such as the ISO9000, TS16949 and Six-Sigma Quality Systems. The training programs not only enhance employees' career development and professional knowledge, but also contribute to upgrading the management system of the Group.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 March 2010

	Note	2010 HK$'000	2009 HK$'000
Turnover	3	**1,628,377**	1,542,134
Cost of sales	5	**(1,512,405)**	(1,398,671)
Gross profit		**115,972**	143,463
Other income		**678**	829
Other gains — net	4	**3,575**	19,436
Selling and distribution expenses	5	**(21,421)**	(26,771)
General and administrative expenses	5	**(121,136)**	(119,667)
Operating (loss)/profit		**(22,332)**	17,290
Finance costs — net	6	**(3,619)**	(7,826)
(Loss)/profit before income tax		**(25,951)**	9,464
Income tax expense	7	**(5,410)**	(2,735)
(Loss)/profit for the year		**(31,361)**	6,729
Attributable to:			
Equity holders of the Company		**(31,630)**	7,115
Minority interests		**269**	(386)
		(31,361)	6,729
(Losses)/earnings per share for (loss)/profit attributable to equity holders of the Company during the year			
— Basic	9	**(HK10.42 cents)**	HK2.34 cents
— Diluted	9	**(HK10.42 cents)**	HK2.34 cents

Details of dividends payable to equity holders of the Company are set out in Note 8.

CONSOLIDATED BALANCE SHEET

As at 31 March 2010

	Note	2010 HK$'000	2009 HK$'000
Non-current assets			
Goodwill		**28,121**	22,704
Property, plant and equipment		**186,385**	198,784
Leasehold land and land use rights		**20,776**	21,312
Interest in a jointly controlled entity		**—**	1
Interest in an associated company		**—**	—
Deferred income tax assets		**927**	172
Available-for-sale financial assets		**305**	168
Other assets		**710**	710
		237,224	243,851
Current assets			
Inventories		**235,927**	205,304
Trade and notes receivables	*10*	**208,270**	139,632
Amount due from an associated company		**4,382**	14,855
Prepayments, deposits and other receivables		**29,472**	16,885
Derivative financial instruments		**—**	235
Cash and cash equivalents		**166,627**	124,556
		644,678	501,467
Total assets		**881,902**	745,318
Equity			
Capital and reserves attributable to equity holders of the Company			
Share capital		**30,394**	30,364
Reserves		**330,252**	353,732
		360,646	384,096
Minority interests		**354**	475
Total equity		**361,000**	384,571

	Note	2010 HK$'000	2009 HK$'000
Non-current liabilities			
Borrowings		**36,680**	34,053
Deferred income tax liabilities		**1,877**	3,347
		38,557	37,400
Current liabilities			
Borrowings		**194,271**	161,788
Trade payables	*11*	**258,709**	138,826
Accruals and other payables		**27,769**	20,083
Current income tax liabilities		**1,596**	2,616
Derivative financial instruments		**—**	34
		482,345	323,347
Total liabilities		**520,902**	360,747
Total equity and liabilities		**881,902**	745,318
Net current assets		**162,333**	178,120
Total assets less current liabilities		**399,557**	421,971

Notes:

1. General information

Daiwa Associate Holdings Limited (the "Company") is a limited liability company incorporated in Bermuda on 3 February 1994 as an exempted company under Companies Act 1981 of Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 14 April 1994.

The Company and its subsidiaries (together the "Group") are principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services and consumer electronics, and the distribution of personal computer products. The Group operates mainly in Hong Kong, Mainland China and Canada.

2. Basis of preparation and accounting policies

The consolidated financial statements of Daiwa Associate Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They are prepared under the historical cost convention except that certain financial assets and financial liabilities (including derivative financial instruments) are measured at fair value, as appropriate.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

Effect of adopting new standards, amendments to standards and interpretations

The following new standard and amendments to standards are mandatory for accounting periods beginning on or after 1 April 2009. The adoption of these new standard and amendments to standards does not have any significant impact to the results and financial position of the Group.

- HKAS 1 (Revised), "Presentation of Financial Statements". The revised standard requires "non-owner changes in equity" to be presented separately from owner changes in equity. As a result, the Group presents all owner changes in equity in the consolidated statement of changes in equity, whereas all "non-owner changes in equity" are presented in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has elected to present two statements: an income statement and a statement of comprehensive income. The consolidated financial statements have been prepared under the revised disclosure requirements. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

- Amendment to HKFRS 7 "Financial Instruments: Disclosures". The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

- HKFRS 8, "Operating Segments". HKFRS 8 replaces HKAS 14, "Segment Reporting". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. In addition, the segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

  This has resulted in an increase in number of reportable segments presented — "Electronic Components Distribution", "Contract Electronic Manufacturing Services", "Consumer Electronics and Electronic Components Manufacturing" and "Personal Computer Distribution".

  As the Group's goodwill is allocated to the "Personal Computer Distribution" segment, the adoption of the new standard does not require a reallocation of goodwill. Accordingly, the adoption of the new standard only results in additional disclosures and does not have any impact on the balance sheets. Comparative information has been reclassified to conform to the current year's presentation.

The following amendments to standards and interpretations are also mandatory for the financial periods beginning on or after 1 April 2009:

HKFRSs (Amendments)	Improvements to HKFRSs 2008[1]
HKFRS 1 and HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 (Amendment) and Cancellations	Share-based Payment — Vesting Conditions
HKAS 23 (Revised)	Borrowing Costs
HKAS 32 and HKAS 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation
HK(IFRIC)-Int 9 and HKAS 39 (Amendments)	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 15	Agreements for the Construction of Real Estate
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation
HK(IFRIC)-Int 18	Transfers of Assets from Customers[2]

1 Effective for the Group for annual period beginning 1 April 2009 except the amendment to HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" which is effective for annual period beginning 1 January 2010.

2 Effective for transfer of assets received on or after 1 July 2009.

The adoption of these amendments to standards and interpretations did not result in a significant impact on the results and financial position of the Group.

The following standard, amendments to standards and interpretations have been issued but are not effective for the year and have not been early adopted:

HKFRSs (Amendments)	Improvements to HKFRSs 2009[1]
HKFRSs (Amendments)	Improvements to HKFRSs 2010[2]
HKAS 24 (Revised)	Related Party Disclosures[2]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[1]
HKAS 32 (Amendment)	Classification of Rights Issues[2]
HKAS 39 (Amendment)	Eligible Hedged Items[1]
HKFRS 1 (Revised)	First-time Adoption of HKFRS[1]
HKFRS 1 (Amendment)	Additional Exemptions for First-time Adopters[1]
HKFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transactions[1]
HKFRS 3 (Revised)	Business Combinations[1]
HKFRS 9	Financial Instruments[3]
HK(IFRIC)-Int 14 (Amendment)	Prepayments of a Minimum Funding Requirment[2]
HK(IFRIC)-Int 17	Distributions of Non-cash Assets to Owners[1]
HK(IFRIC)-Int 19	Extinguishing Financial Liabilities with Equity Instruments[1]

1 Effective for the Group for annual period beginning 1 April 2010
2 Effective for the Group for annual period beginning 1 April 2011
3 Effective for the Group for annual period beginning 1 April 2013

The effect that the adoption of HKFRS 3 (Revised) and HKAS 27 (Revised) will have on the results and financial position of the Group will depend on the incidence and timing of business combinations occurring on or after 1 April 2010. The directors anticipate that the adoption of other standards, amendments to standards and interpretations will not result in a significant impact on the results and financial position of the Group.

3. Turnover and segment information

	Group	
	2010	2009
	HK$'000	*HK$'000*
Turnover		
Sales of goods	**1,628,377**	1,542,134

Segment information

The Group is principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services and consumer electronics, and the distribution of personal computer products.

The chief operating decision maker has been identified as the executive directors (collectively referred to as the "CODM") that make strategic decisions. The CODM reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM considers the business from the perspective of the nature of operations and the type of products, including the "Electronic Components Distribution", "Contract Electronic Manufacturing Services", "Consumer Electronics and Electronic Components Manufacturing" and "Personal Computer Distribution".

Each of the Group's operating segments represents a strategic business unit that is managed by different business unit leaders. Inter-segment transactions are entered into under the normal commercial terms and conditions that would normally be available to unrelated third parties. CODM assesses the performance of the operating segments based on a measure of profit before income tax. Other information provided to the CODM is measured in a manner consistent with that in the financial statements.

Assets of reportable segments exclude deferred tax assets, available-for-sale financial assets and corporate assets (mainly including certain corporate properties and equipment and corporate cash and bank balances), all of which are managed on a central basis. Liabilities of reportable segments exclude current and deferred income tax liabilities, corporate borrowings and other corporate liabilities. These are part of the reconciliation to total balance sheet assets and liabilities.

	Year ended 31 March 2010				
	Electronic Components Distribution	Contract Electronic Manufacturing Services	Consumer Electronics and Electronic Components Manufacturing	Personal Computer Distribution	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue					
Sales of goods	1,083,193	150,352	132,812	262,020	1,628,377
Results of reportable segments	27,226	(2,871)	(42,044)	5,224	(12,465)
A reconciliation of results of reportable segments to loss for the year is as follows:					
Results of reportable segments					(12,465)
Unallocated expenses					(9,867)
Operating results					(22,332)
Finance costs — net					(3,619)
Loss before income tax					(25,951)
Income tax expense					(5,410)
Loss for the year					(31,361)
Other segment information:					
Capital expenditure	1,706	9,066	6,753	317	17,842
Loss on disposal on property, plant and equipment	—	—	(50)	—	(50)
Depreciation on property, plant and equipment	3,163	2,127	10,518	422	16,230
Amortisation of leasehold land and land use rights	—	—	537	—	537
Impairment of property, plant and equipment	—	—	14,200	—	14,200
Impairment of inventories	—	7,354	16,251	—	23,605
Write down of inventories	1,807	—	—	421	2,228
Impairment of trade receivables	161	—	—	435	596

	Year ended 31 March 2010				
	Electronic Components Distribution	Contract Electronic Manufacturing Services	Consumer Electronics and Electronic Components Manufacturing	Personal Computer Distribution	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets					
Segment assets	401,359	89,985	153,780	58,167	703,291
Goodwill	—	—	—	28,121	28,121
	401,359	89,985	153,780	86,288	731,412
Available-for-sale financial assets					305
Deferred income tax assets					927
Other unallocated assets					149,258
Total assets per consolidated balance sheet					881,902
Segment liabilities	381,915	30,767	42,760	27,847	483,289
Current income tax liabilities					1,596
Deferred income tax liabilities					1,877
Other unallocated liabilities					34,140
Total liabilities per consolidated balance sheet					520,902

	Year ended 31 March 2009				
	Electronic Components Distribution	Contract Electronic Manufacturing Services	Consumer Electronics and Electronic Components Manufacturing	Personal Computer Distribution	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue					
Sales of goods	795,098	223,490	215,197	308,349	1,542,134
Results of reportable segments	24,388	4,387	(12,372)	2,529	18,932
A reconciliation of results of reportable segments to profit for the year is as follows:					
Results of reportable segments					18,932
Unallocated income					11,817
Unallocated expense					(13,459)
Operating profit					17,290
Finance costs — net					(7,826)
Profit before income tax					9,464
Income tax expense					(2,735)
Profit for the year					6,729
Other segment information:					
Capital expenditure	2,397	3,407	18,431	517	24,752
Gain on disposal of property, plant and equipment	—	—	11,805	—	11,805
Depreciation on property, plant and equipment	4,612	2,069	10,194	406	17,281
Amortisation of leasehold land and land use rights	—	—	595	—	595
Write-down of inventories	3,233	—	3,285	—	6,518
Impairment of trade receivables	1,433	—	280	696	2,409

	Year ended 31 March 2009				
	Electronic Components Distribution	Contract Electronic Manufacturing Services	Consumer Electronics and Electronic Components Manufacturing	Personal Computer Distribution	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets					
Segment assets	330,421	83,144	116,459	47,800	577,824
Goodwill	—	—	—	22,704	22,704
	330,421	83,144	116,459	70,504	600,528
Available-for-sale financial assets					168
Deferred income tax assets					172
Other unallocated assets					144,450
Total assets per consolidated balance sheet					745,318
Segment liabilities					
Other segment liabilities	200,995	12,836	44,759	24,119	282,709
Current income tax liabilities					2,616
Deferred income tax liabilities					3,347
Other unallocated liabilities					72,075
Total liabilities per consolidated balance sheet					360,747

The entity is domiciled in Hong Kong. The revenue from external customers attributed to Hong Kong and other locations are analysed as follows:

	Revenue from external customers	
	2010	2009
	HK$'000	*HK$'000*
Hong Kong	**961,068**	652,266
Mainland China	**205,260**	241,619
North America	**272,306**	418,827
Europe	**162,542**	193,203
Other Asian countries	**27,201**	36,219
	1,628,377	1,542,134

At 31 March 2010, the total of non-current assets other than goodwill, financial instruments and deferred tax assets (there are no employment benefit assets and rights arising under insurance contracts) located in Hong Kong is approximately HK$10,936,000 (2009: HK$10,785,000), and the total of these non-current assets located in other locations (mainly in the Mainland China and Canada) is approximately HK$196,935,000 (2009: HK$210,022,000).

4. Other gains — net

	2010	2009
	HK$'000	*HK$'000*
(Loss)/gain on disposal of property, plant and equipment and leasehold land and land use rights	**(50)**	11,805
Fair value (loss)/gain on derivative financial instruments	**(201)**	6,480
Write-off of interest in a jointly controlled entity	**(1)**	—
Net exchange gains	**3,827**	1,151
	3,575	19,436

5. Expenses by nature

	2010	2009
	HK$'000	*HK$'000*
Changes in inventories of trading merchandise, finished goods and work-in-progress	**(33,347)**	20,688
Trading merchandise, raw materials and consumables used	**1,449,238**	1,287,760
Auditor's remuneration	**2,447**	2,233
Amortisation of leasehold land and land use rights	**537**	595
Depreciation		
— owned property, plant and equipment	**16,230**	17,006
— property, plant and equipment held under finance leases	**—**	275
Employment benefit expenses (including directors' emoluments)	**111,916**	137,132
Provision for impairment of inventories *(note (i))*	**23,605**	—
Impairment of property, plant and equipment *(note (ii))*	**14,200**	—
Impairment of trade receivables (included in general and administrative expenses)	**596**	2,409
Write-down of inventories	**2,228**	6,518
Operating lease rental in respect of land and buildings	**7,355**	6,955
Travelling and office expenses	**21,463**	18,476
Transportation expenses	**5,103**	6,980
Advertising costs	**380**	1,019
Repair and maintenance expenses	**3,599**	3,219
Other expenses	**29,412**	33,844
	1,654,962	1,545,109
Representing:		
Cost of sales	**1,512,405**	1,398,671
Selling and distribution expenses	**21,421**	26,771
General and administrative expenses	**121,136**	119,667
	1,654,962	1,545,109

Notes:

(i) Included in provision for impairment for the year was an amount of approximately HK$16,251,000 made in connection with the Group's plan to scale down certain low profit margin product lines. In addition, during the year the Group also agreed to accept return of certain inventories from an associated company as partial settlement of the amount due from an associated company. The conditions of the returned inventories have been re-evaluated by the directors as at the balance sheet date and consequently a provision of HK$7,354,000 has been made thereon.

(ii) During the year, the directors conducted a review of the Group's property, plant and equipment, having regard to its plan to scale down certain low profit margin product lines and the consolidation of certain of the Group's manufacturing operations. These assets are used in the "Consumer Electronics and Electronic Components Manufacturing" segment. Consequently, impairment losses of HK$14,200,000 have been identified and recognised in the consolidated income statement. The recoverable amounts of the relevant assets have been determined on the basis of their fair value less costs to sales. The directors determined the recoverable amounts of these assets with reference to the market values of similar assets on a scrap sales basis.

6. Finance costs — net

	2010	2009
	HK$'000	*HK$'000*
Interest income from bank deposits	**82**	224
Interest expense on bank loans wholly repayable within five years	**(4,042)**	(6,923)
Interest element of finance leases	**(16)**	(154)
Others	**357**	(973)
	(3,701)	(8,050)
Finance costs — net	**(3,619)**	(7,826)

7. Income tax expense

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided for at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits arising in or derived from Hong Kong. Companies established and operated in the Mainland China are subject to PRC corporate income tax at the rate of 25% (2009: 25%). Companies established and operated in Canada are subject to Canadian income tax at the rate of 35% (2009: 35%).

	2010	2009
	HK$'000	*HK$'000*
Current taxation		
— Hong Kong profits tax	**3,577**	1,762
— PRC corporate income tax	**2,220**	1,259
— Canada income tax	**1,838**	633
Deferred taxation relating to the origination and reversal of temporary differences	**(2,225)**	(919)
	5,410	2,735

8. Dividends

	2010	2009
	HK$'000	*HK$'000*
Interim, paid, of HK0.3 cents (2009: HK0.3 cent) per share *(note (i))*	**911**	911
Final, proposed, of Nil (2009: HK0.5 cents) per share *(note (ii))*	**—**	1,518
	911	2,429

Note:

(i) At a meeting held on 27 November 2009, the Company's directors declared an interim dividend of HK0.3 cents per share, totalling HK$911,000, which was paid on 8 January 2010.

In November 2008, the Company's directors declared an interim dividend of HK0.3 cent per share, totalling HK$911,000, which was paid on 9 January 2009.

(ii) No final dividend is declared by the Company's directors for the year ended 31 March 2010.

At a meeting held on 21 July 2009, the Company's directors proposed a final dividend of HK0.5 cents per share. This proposed dividend had been reflected as an appropriation of retained profits for the year ending 31 March 2010.

9. (Losses)/earnings per share

(a) Basic

Basic (losses)/earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2010	2009
(Losses)/profit attributable to equity holders of the Company *(HK$'000)*	**(31,630)**	7,115
Weighted average number of ordinary shares in issue *('000)*	**303,643**	303,895
Basic (losses)/earnings per share *(HK cents per share)*	**(10.42)**	2.34

(b) Diluted

Diluted (losses)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all the Company's outstanding warrants. Dilutive (losses)/earnings per share for the year ended 31 March 2010 and 2009 equal basic (losses)/earnings per share as the exercise of the outstanding warrants would be anti-dilutive.

10. Trade and notes receivables

	Group	
	2010	2009
	HK$'000	*HK$'000*
Trade receivables	**196,701**	130,714
Less: provision for impairment	**(1,467)**	(2,745)
	195,234	127,969
Notes receivable	**13,036**	11,663
	208,270	139,632

Note:

Majority of the Group's sales are made on open account, with credit terms generally ranging from 30 days to 90 days. The ageing analysis of trade receivables is as follows:

	Group	
	2010	2009
	HK$'000	*HK$'000*
Less than 60 days	**140,484**	100,969
60 days to 120 days	**45,144**	18,043
Over 120 days	**11,073**	11,702
	196,701	130,714

11. Trade payables

Payment terms with majority of the suppliers are on open account. Certain suppliers grant credit period ranging from 30 to 60 days.

The ageing analysis of trade payables is as follows:

	Group	
	2010	2009
	HK$'000	*HK$'000*
Less than 60 days	**237,737**	130,830
60 days to 120 days	**12,504**	6,084
Over 120 days	**8,468**	1,912
	258,709	138,826

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 24 August 2010 to Monday, 30 August 2010, both days inclusive, during which period no transfer of shares can be registered. To ascertain shareholders who are eligible to attend our 2010 Annual General Meeting, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Tricor Abacus Limited, 26/F. Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Monday, 23 August 2010.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions as set out in the Code on Corporate Governance Practices (the "Code") set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31 March 2010, save for the following deviations:

Code Provision A.2.1

Under the Code provision A.2.1, the roles of the chairman and chief executive officer should be separated and should not be performed by the same individual.

Mr. LAU Tak Wan is the Chairman of the Board and the president of the Company. In the opinion of the Board, the role of the president and the chief executive officer is the same. The Board considers that the present structure provides the Group with strong and consistent leadership and allows for efficient and effective business planning and execution. Hence, the Board believes that it is in the best interest of the shareholders of the Company that Mr. LAU Tak Wan will continue to assume the roles of the Chairman of the Board and the president of the Company. However, the Company will review the current structure as and when it becomes appropriate in future.

Code Provision A.4.1 and A.4.2

Under the Code provision A.4.1, the non-executive directors should be appointed for a specific term, subject to re-election and under the Code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Currently, the three independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the bye-laws of the Company, and their appointment will be reviewed when they are due for re-election.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, the directors have confirmed compliance with the required standard set out in the Model Code as provided in Appendix 10 of the Listing Rules for the year ended 31 March 2010.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the annual report for the year ended 31 March 2010.

REVIEW OF ANNUAL RESULTS

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the annual results for the year ended 31 March 2010. The figures in respect of the preliminary announcement of the Group's results for the year ended 31 March 2010 have been agreed by the Group's auditor, PricewaterhouseCoopers, to the amounts set out in the Group's draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

REMUNERATION COMMITTEE

The Remuneration Committee was established on 6 December 2005 with a specific written terms of reference. The Remuneration Committee comprise two independent non-executive directors, Mr. Liu Ngai Wing and Mr. Choi Yuk Fan and one executive director, Mr. Lau Tak Wan.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31 March 2010, the Company purchased a total of 26,000 shares of HK$0.10 each of the Company on The Stock Exchange of Hong Kong Limited, all of these shares were cancelled. Particulars of the shares repurchased are as follows:

Trading Month/Year	Number of shares repurchased	Price per share Highest price paid	Lowest price paid	Total cost (including expenses)
		HK$	*HK$*	*HK$*
April 2009	26,000	0.300	0.280	7,710
	26,000			7,710

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the year ended 31 March 2010.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

This announcement is required to be published on the website of The Stock Exchange of Hong Kong Limited ("Stock Exchange") under "Latest Listed Companies Information" and at the website of Daiwa Associate Holdings Limited at http://www.daiwahk.com/news.phtml. The annual report containing all the information required under Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

By order of the Board
LAU TAK WAN
President

Hong Kong, 28 July 2010

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive directors and Mr. Barry John Buttifant, Mr. Liu Ngai Wing and Mr. Choi Yuk Fan as independent non-executive directors.